Exhibit 2.1

THE SYMBOL “[****]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL, AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED

PURCHASE AGREEMENT

by and between

IDEAL INDUSTRIES, INC.,
as the Buyer,

and

CREE, INC.,
as the Seller

Dated March 14, 2019

The representations, warranties, and covenants contained in the Purchase Agreement were made only for the purposes of the Purchase Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Purchase Agreement, and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Purchase Agreement. In addition, such representations, warranties, and covenants may have been qualified by certain omitted disclosures not reflected in the text of the Purchase Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by our shareholders. In reviewing the representations, warranties, and covenants contained in the Purchase Agreement, it is important to bear in mind that such representations, warranties, and covenants were not intended by the parties to the Purchase Agreement to be characterizations of the actual state of facts or condition of the registrant or its Lighting Products business. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures.
TABLE OF CONTENTS

PURCHASE AND SALE OF ACQUIRED ASSETS AND ACQUIRED COMPANIES	1
1.1Sale and Purchase of the Purchased Interests    1
1.2Sale and Purchase of the Acquired Assets    1
1.3Assumption of Liabilities    3
1.4Excluded Assets and Retained Liabilities    4
1.5Purchase Price    8
1.6Estimated Cash Payment    8
1.7Payments    8
1.8Cash Payment Determination    10
1.9Calculation of Earnout Amount    12
1.10Earnout Covenants    12
1.11Earnout Report    14
1.12Calculations    15
1.13Allocation of Purchase Price    15
1.14Nonassignable Assets    16
1.15Closing    18
1.16Deliveries by Seller    18
1.17Deliveries by Buyer    20

REPRESENTATIONS AND WARRANTIES OF BUYER	20
2.1Organization of Buyer    20
2.2Authorization of Transactions    21
2.3Non-contravention    21
2.4Brokers’ Fees    21
2.5Financing    21
2.6Solvency    22
2.7Litigation    22
2.8Foreign Ownership and Control    22
2.9Independent Investigation; Accredited Investor    22

REPRESENTATIONS AND WARRANTIES OF SELLER	22
3.1Corporate Organization    22
3.2Capitalization; Ownership    23
3.3Seller Entities    24
3.4Authorization of Transactions    24
3.5Non-contravention    24
3.6Brokers’ Fees    25
3.7Assets    25
3.8Financial Statements    26
3.9Undisclosed Liabilities    30
3.10Legal Compliance    30
3.11Tax Matters    30
3.12Real Property    32
3.13Intellectual Property.    34
3.14Contracts    37
3.15Insurance    40
3.16Litigation    40
3.17Employees    41
3.18Employee Benefits    44
3.19Debt    46
3.20Environmental, Health, and Safety Matters    47
3.21Customers and Suppliers    48
3.22Existing Business Products    49
3.23Trade Controls and Customs    49
3.24Anti-Corruption and Anti-Bribery Laws    51

PRE-CLOSING COVENANTS	51
4.1General    51
4.2Notices and Consents    52
4.3Operation of Business    53
4.4Access and Cooperation    56
4.5Notice of Developments    56
4.6Exclusivity    57
4.7Real Property    57
4.8Financing    58
4.9Shared Contracts    60
4.10Transition Matters    61
4.12Personal Data Pre-Closing    62
4.13Environmental Compliance    62
4.14Post-Closing Actions as to Intellectual Property Agreements    62

POST-CLOSING COVENANTS	62
5.1Further Assurances    62
5.2Litigation Support    63
5.3Confidentiality    63
5.4Transition    64
5.5Access to Books and Records    65
5.6Insurance    66
5.8Non-Competition and Non-Solicit    66
5.9Pre-Closing Confidentiality Agreements.    68
5.10Termination of Affiliate Arrangements    68
5.11Post-Closing Receipts    69
5.12Bulk Sales    69
5.13Personal Data Post-Closing    69
5.14Release    69

CONDITIONS TO OBLIGATION TO CLOSE	70
6.1Conditions to Obligation of Buyer    70
6.2Conditions to Obligations of Seller    71

REMEDIES	72
7.1Survival    72
7.2Indemnification by Seller    73
7.3Indemnification by Buyer    74
7.4Limitations on Indemnification by Seller    74
7.5Limitations on Indemnification by Buyer    75
7.6Third Party Claims    76
7.7Direct Claims    77
7.8Recovery for Certain Third Party Claims    78
7.9Other Indemnification Matters    78
7.10Setoff    79
7.11Exclusive Remedy    79

TAX MATTERS	79
8.1Cooperation on Tax Matters    79
8.2Certain Taxes    80
8.3Preparation of Tax Returns of the Acquired Companies    81
8.4Actions with Respect to Pre-Closing Tax Periods    81
8.5Tax Claims    81
8.6Tax Refunds    82
8.7E-conolight Sales Taxes    82
8.8Section 338(g) Elections    83

EMPLOYEE MATTERS	83
9.1Employment    83
9.2Seller Equity Awards.    84
9.3Severance    85
9.4Service Credit; Welfare Payments    86
9.5COBRA    86
9.6401(k) Plan    87
9.7Standard Procedure    87
9.8WARN Act and Other Laws    87
9.9No Third-Party Beneficiaries    87
9.10International Employees..    88

TERMINATION	88
10.1Termination of Agreement    88
10.2Effect of Termination    88

DEFINITIONS	89

MISCELLANEOUS	112
12.1Press Releases and Public Announcements    112
12.2No Third Party Beneficiaries    113
12.3Entire Agreement    113
12.4Succession and Assignment    113
12.5Counterparts    113
12.6Headings    114
12.7Notices    114
12.8Governing Law    114
12.9Amendments and Waivers    115
12.10Severability    115
12.11Expenses    115
12.12Construction    115
12.13Incorporation of Exhibits and Disclosure Schedule    116
12.14Disclaimer    116
12.15Specific Performance    117
12.16No Recourse    117
12.17Disclosure Schedule    117
12.18Waiver of Jury Trial    117
12.19Exclusive Venue    118
12.20Waiver of Conflicts; Privilege    118

EXHIBITS AND SCHEDULES

Exhibit A	—	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit B	—	Form of Real Estate License Agreement
Exhibit C	—	Form of Intellectual Property Assignment and License Agreement
Exhibit D	—	Form of Supply Agreement
Disclosure Schedule	—	Exceptions to Representations and Warranties
Schedule 1.2(b)	—	Certain Excluded Inventory
Schedule 1.2(c)	—	Equipment
Schedule 1.2(d)	—	Owned Real Property
Schedule 1.2(e)	—	Leased Real Property
Schedule 1.2(h)	—	Certain Acquired Contracts
Schedule 1.2(i)	—	Certain Rebates
Schedule 1.4(a)(xv)	—	Certain Proceedings
Schedule 1.4(a)(xvi)	—	Certain Excluded Equipment
Schedule 1.4(a)(xviii)	—	Additional Excluded Assets
Schedule 1.4(b)(iv)	—	Certain Retained Proceedings
Schedule 1.9	—	Earnout Accounting Principles
Schedule 1.10(a)(vi)	—	Corporate Overhead, Surcharge or Related Expense Allocation
Schedule 1.12(a)	—	Working Capital Accounting Principles
Schedule 1.14(e)	—	Controlled License Royalty Agreements
Schedule 1.16(l)	—	Debt Paid at Closing
Schedule 4.2(c)	—	Consents
Schedule 4.3	—	Operation of Business
Schedule 4.9(a)	—	Assumed Shared Contracts
Schedule 4.13	—	Environmental Compliance Matters
Schedule 4.14	—	Post-Closing Actions as to Intellectual Property Agreements
Schedule 5.2	—	Litigation Support
Schedule 5.10(a)	—	Certain Affiliate Arrangements
Schedule 5.10(b)	—	Certain Affiliate Obligations
Schedule 7.2(c)	—	Certain Adverse Consequences
Schedule 7.2(e)	—	WEDC Audit Adverse Consequences
Schedule 7.6(d)		Settlement Matters
Schedule 7.8	—	Certain Third Party Claims
Schedule 9.1(a)	—	Business Employees Receiving an Offer from Buyer and Seller Severance Plans
Schedule 9.2(a)	—	Remaining Awards
Schedule 9.10	—	Transferred UK Employees
Schedule 9.11	—	Transferred Cree Europe Employees
Schedule 11(a)	—	Business Employees
Schedule 11(b)	—	Certain Revenue Matters
Schedule 11(c)	—	Target EBITDA
Schedule 11(d)	—	Working Capital Target and Collar
Schedule 11(e)	—	Knowledge of Seller

PURCHASE AGREEMENT
This Purchase Agreement (this “Agreement”) is made and entered into on March 14, 2019, by and between IDEAL Industries, Inc., a Delaware corporation (“Buyer”), and Cree, Inc., a North Carolina corporation (“Seller”). Buyer and Seller are sometimes referred to collectively herein as the “Parties” and individually as a “Party”.
WHEREAS, Seller desires to sell or cause to be sold to Buyer or one or more of its designated Affiliates, and Buyer desires to purchase or cause to be purchased from Seller (or another Seller Entity, as applicable), all of the Acquired Assets and all of the issued and outstanding capital stock, membership interests or other equity interests of each Acquired Company (the “Purchased Interests”), and Buyer or its designated Affiliates desire to assume the Assumed Liabilities, in each case upon the terms and subject to the conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties, intending to be legally bound, hereby agree as follows.
ARTICLE 1

PURCHASE AND SALE OF ACQUIRED ASSETS AND ACQUIRED COMPANIES
1.1    Sale and Purchase of the Purchased Interests. In accordance with the terms and upon the conditions of this Agreement, at the Closing Seller hereby agrees to sell, transfer, assign and deliver to Buyer (or one or more of its designated Affiliates) all right, title and interest of the Seller Entities in and to all of the Purchased Interests, in each case free and clear of all Liens, and Buyer agrees to, or cause its designated Affiliate to, purchase, acquire and accept from the Seller Entities the Purchased Interests.
1.2    Sale and Purchase of the Acquired Assets. In accordance with the terms and upon the conditions of this Agreement, at the Closing Seller hereby agrees to sell, transfer, assign and deliver (and cause each of its Affiliates (as applicable) to sell, transfer, assign and deliver) to Buyer (or one or more of its designated Affiliates), and Buyer agrees to, or cause its designated Affiliate to, purchase, acquire and accept from the Seller Entities all right, title and interest in and to any and all of the Seller Entities’ assets, properties, rights and claims of all types (in each case, whether tangible or intangible) that are primarily used in or primarily related to the operation of the Business or that are otherwise described in this Section 1.2 as an Acquired Asset and that are not included in the Excluded Assets (collectively, the “Acquired Assets”), in each case free and clear of all Liens other than Permitted Liens; provided, however, that notwithstanding any provision of this Agreement or any provision of any Ancillary Agreement, none of the assets of an Acquired Company shall be considered Acquired Assets for purposes of this Agreement or any Ancillary Agreement. As used in this Agreement, the phrase “primarily used in or primarily related to” (or any similar phrase used to characterize particular assets or liabilities) refers to use in or relation to the balance of Seller’s business as of the date of this Agreement. Without limiting the generality of the foregoing, the Acquired Assets include:
(a)    all trade and other accounts receivable (collectively, the “Accounts Receivable”) attributable to the Business, and all rights in connection with deposits and prepaid expenses to the extent primarily relating to the Business, in each case (and notwithstanding anything to the contrary contained herein) to the extent included as a current asset in the final determination of the Working Capital Amount;
(b)    all inventory primarily used in or primarily relating to the operation of the Business, including raw materials and supplies, works in process and finished goods, whether located at Seller’s or its Affiliates’ facilities, in transit to or from Seller’s or its Affiliates’ facilities or held by Seller or its Affiliates or vendors on consignment, in each case (and notwithstanding anything to the contrary contained herein) to the extent included as a current asset in the final determination of the Working Capital Amount, but excluding for the avoidance of doubt the inventory described on Schedule 1.2(b) (the “Acquired Inventory”);
(c)    all machinery, furniture, fixtures, tools, supplies, spare parts, vehicles, trailers, equipment, hardware, computers and other tangible personal property primarily used in or primarily relating to the operation of the Business, including such property as set forth on Schedule 1.2(c) (which schedule may be updated by Seller between the date of this Agreement and the Closing to reflect changes in the Ordinary Course of Business in compliance with the terms of Section 4.3) together with the third-party Software products that were provided with and are integrated with or otherwise used primarily in connection with the operation of such machinery, tools, equipment, hardware, computers or other tangible personal property;
(d)    all Owned Real Property listed on Schedule 1.2(d) and all tangible assets and property physically located in the structures, improvements, buildings and facilities located on such Owned Real Property on the Closing Date;
(e)    all leasehold interests in and to the Leased Real Property listed on Schedule 1.2(e) and each of the Leases and all tangible assets and property physically located in the structures, improvements, buildings and facilities located on such Leased Real Property on the Closing Date;
(f)    all leasehold interests in and to all personal property primarily used in or primarily relating to the operation of the Business;
(g)    all Assigned Intellectual Property and other rights and technology to the extent provided for in the Intellectual Property Assignment and License Agreement;
(h)    all Contracts primarily used in or primarily relating to the operation of the Business, including the Contracts described in Schedule 1.2(h) (the “Acquired Contracts”);
(i)    all claims and rights (and benefits arising therefrom) with or against all Persons that primarily relate to the Business, including all rights against suppliers under warranties covering any inventory, equipment or other tangible assets, all claims and rights under sales contracts, statements of work, purchase orders and other similar commitments, all rights to rebates (including rebates under the rebate agreements listed on Schedule 1.2(i)) and rights under agreements with employees concerning confidentiality, non-competition and assignment of inventions, in each case, to the extent primarily relating to the Business;
(j)    all Permits primarily used in or primarily relating to the operation of the Business, and all rights thereunder, to the extent legally transferable;
(k)    all books and records, payroll, sales, marketing and promotional materials, catalogues and advertising literature, employee manuals, customer lists, vendors lists, insurance records, maintenance and asset history records, ledgers, and copies of all books of original entry, and Occupational Safety and Health Administration and Environmental Protection Agency files (if any) (collectively, “Books and Records”), in each case, to the extent primarily used in or primarily relating to the operation of the Business or to the extent relating to the Acquired Assets, but specifically excluding any Books and Records that are described in Section 1.4(a)(iv) or Section 1.4(a)(v); and
(l)    all goodwill and going concern value to the extent primarily related to the Business or any Acquired Asset.
1.3    Assumption of Liabilities. In accordance with the terms and upon the conditions of this Agreement, at the Closing Buyer shall assume and accept and shall pay, perform and discharge fully as and when required the following Liabilities of the Seller Entities (collectively, the “Assumed Liabilities”):
(a)    all Liabilities of the Seller Entities arising under or relating to the Acquired Contracts (which shall include Liabilities arising under or relating to a violation, breach or default under any Acquired Contract);
(b)    all accounts payable and other accrued expenses of the Seller Entities to the extent relating to the Business that are not payable to Seller or any of its Subsidiaries and that are included as a current liability in the final determination of the Working Capital Amount;
(c)    notwithstanding anything to the contrary in this Agreement, (i) all Liabilities under any warranty provided with respect to any Existing Business Product or otherwise with respect to the Business (collectively, the “Assumed Warranties” and such Liabilities, the “Assumed Warranty Liability”) and (ii) except as set forth in Section 1.4(b)(iv), all other Liabilities related to the manufacturing, use, sale, or packaging of any Existing Business Product;
(d)    all Liabilities relating to employee benefits, compensation or other arrangements with respect to any Transferred Employee, Continuing Employee or any other employee of the Business arising after the Closing;
(e)    with respect to the Transferred Employees, Continuing Employees or other employees of the Business, the Liabilities with respect to all accrued vacation, sick leave, and other paid time off (to the extent not paid) as of the Closing Date to the extent included as a current liability in the final determination of the Working Capital Amount;
(f)    Pre-Closing Employment Liabilities, in each case, solely to the extent included as a current liability in the final determination of the Working Capital Amount;
(g)    all Liabilities for Taxes relating to the Business, the Acquired Assets or the Assumed Liabilities (other than Taxes) to the extent that such Taxes are imposed with respect to any taxable period (or portion thereof) beginning after the Closing Date, and any Liability for Taxes to be paid by Buyer to the extent provided in Section 8.2; and
(h)    except as set forth in Section 1.4(b)(iv), all Liabilities arising from or related to any infringement, misappropriation, or violation of any Intellectual Property of any Person to the extent primarily related to the Business.
provided, however, that, notwithstanding the above or anything else in this Agreement or any Ancillary Agreement to the contrary, the Assumed Liabilities shall not include any Retained Liabilities.
1.4    Excluded Assets and Retained Liabilities. Notwithstanding any other provision of this Agreement:
(a)    Other than the Acquired Assets specifically set forth in Section 1.2, the Purchased Interests and any other assets included as current assets in the final determination of the Working Capital Amount, Buyer expressly understands and agrees that it is not purchasing or acquiring, and the Seller Entities are not selling, transferring or assigning, any other assets or properties, and all such other assets and properties of the Seller Entities shall be excluded from the Acquired Assets (the “Excluded Assets”). Excluded Assets include the following assets and properties of the Seller Entities and their respective Affiliates (it being acknowledged and agreed that, except as specifically set forth on Schedule 1.4(a)(xviii), the assets of each of the Acquired Companies as of the Closing shall continue to be assets of such Acquired Company after the Closing and shall not be retained by Seller or any Seller Entity):
(i)    cash, cash equivalents, bank deposits, similar cash items and securities or any bank accounts;
(ii)    Intercompany Receivables;
(iii)    rights, claims and interests under the Confidentiality Agreement, this Agreement or the Ancillary Agreements;
(iv)    all Books and Records other than the Books and Records specifically included in the Acquired Assets, including Books and Records prepared in connection with the negotiation of this Agreement or the Ancillary Agreements and the sale of the Acquired Assets or any similar transaction involving the sale of all or part of the Business, including any bids and other information received from third parties in respect of the Business and analyses produced by Seller, any Affiliate of Seller, or any of their respective representatives relating to the Business, and all communications between Seller Counsel, on the one hand, and Seller, any Affiliate of Seller or any of their respective representatives, on the other hand, in each case to the extent such communications are related to the Transactions or any similar transaction involving the sale of all or part of the Business, including communications subject to the attorney-client privilege or other similar privilege or protection against disclosure, or in which Seller or any Affiliate of Seller otherwise had an expectation of confidentiality with respect thereto;
(v)    (A) Books and Records required by Law to be retained by any Seller Entity, (B) all personnel Books and Records relating to employees other than (1) the Transferred Employees or the Continuing Employees, except as limited or prohibited by applicable Law, and (2) any person that is an employee of an Acquired Company as of the Closing Date, and (C) all Tax Returns and other Books and Records primarily relating to Tax matters; provided, however, that the Seller Entities may also retain copies (or originals, at Seller’s election, with true copies to Buyer, in the case of Books and Records that relate primarily but not exclusively to the Business) of all Books and Records included in the Acquired Assets or constituting assets of any Acquired Company, solely for use for legal, Tax, financial reporting or similar purposes relating to periods prior to the Closing, and subject to Seller’s obligations under Section 5.3 below (it being acknowledged and agreed that such Books and Records shall not constitute “Excluded Assets”);
(vi)    subject to Section 1.14, any and all Contracts that are not Acquired Contracts, including Shared Contracts;
(vii)    subject to Section 9.1(a), all Employee Benefit Plans and any assets of any Employee Benefit Plans;
(viii)    all insurance policies and all rights to applicable claims thereunder (subject to Section 5.6);
(ix)    all Tax refunds, Tax deposits and overpayments of Taxes of Seller or any of its Affiliates, whether or not relating to the Business or Acquired Assets, and whether relating to periods prior to or after the Closing Date;
(x)    the Licensed Intellectual Property (other than solely to the extent of the rights granted pursuant to the Intellectual Property Assignment and License Agreement), and all other Intellectual Property (other than the Assigned Intellectual Property and Acquired Company Intellectual Property);
(xi)    all taxpayer and other identification numbers of each Seller Entity;
(xii)    the organizational documents, qualifications to conduct business as a foreign entity, arrangements with registered agents relating to foreign qualifications, seals, minute books, equity transfer books, blank stock or unit certificates, and other documents relating to the organization, maintenance, and existence of Seller and its Affiliates other than the Acquired Companies as a Business Entity;
(xiii)    all Permits that are not primarily used in the operation of the Business, and all rights thereunder, and any Permits to the extent not legally transferable;
(xiv)    subject to the Intellectual Property Assignment and License Agreement, any and all rights whatsoever in the name “Cree” (including as part of the name of or otherwise held by any Acquired Company) in any form, formulation or presentation whatsoever or any other trademark, service mark, trade dress, logo or associated goodwill therein (collectively, the “Cree Name”);
(xv)    all Proceedings, rights, counterclaims, rights of set-off and other claims (including under indemnification agreements) (whether known or unknown, matured or unmatured, accrued or contingent) against any Person to the extent primarily related to any Excluded Asset or Retained Liability, including under or with respect to the insurance policies of Seller or any of its Affiliates other than the Acquired Companies, including those set forth on Schedule 1.4(a)(xv);
(xvi)    all machinery, furniture, fixtures, tools, supplies, spare parts, vehicles, trailers, equipment, hardware, computers and other tangible personal property other than those (A) set forth on Schedule 1.4(a)(xvi) or (B) described in Section 1.2(c) or Section 1.2(d), including those set forth on Schedule 1.4(a)(xvi) together with the third-party Software products that were provided with and are integrated with or otherwise used primarily in connection with the operation of such machinery, tools, equipment, hardware, computers or other tangible personal property;
(xvii)    all real property other than the Owned Real Property listed on Schedule 1.2(d), the Leased Real Property listed on Schedule 1.2(e) and the rights granted pursuant to the Real Estate License Agreement; and
(xviii)    any assets listed on Schedule 1.4(a)(xviii).
(b)    Neither Buyer nor any of its Subsidiaries or Affiliates (including, for the avoidance of doubt, the Acquired Companies from and after the Closing) is assuming from the Seller Entities, and shall not have any Liability with respect to, and shall not be deemed to have assumed or agreed to pay, and the Seller Entities and their Affiliates shall retain, all of their Liabilities and obligations other than the Assumed Liabilities (collectively, the “Retained Liabilities”) (other than, for the avoidance of doubt, the Acquired Companies, it being acknowledged and agreed that the Liabilities of each of the Acquired Companies as of the Closing shall continue to be Liabilities of such Acquired Company after the Closing and shall not be retained by Seller or any of its Affiliates). Retained Liabilities shall include the following Liabilities of the Seller Entities and their Affiliates (other than, for the avoidance of doubt, the Acquired Companies):
(i)    subject to Section 8.2, all Liabilities for Taxes relating to the Business, the Acquired Assets or the Assumed Liabilities to the extent that such Taxes are imposed with respect to any taxable period (or portion thereof) ending on or prior to the Closing Date;
(ii)    any Liabilities of the Seller Entities or their Affiliates arising from, relating to or in connection with this Agreement or any of the Transactions (including in respect of any fees, commissions or other amounts payable to any broker, finder, employee or agent with respect to the Transactions, as well as any other Transaction Expenses);
(iii)    any Liabilities of the Seller Entities or their Affiliates arising from, relating to or in connection with: (i) any obligation to pay salary, commissions or any other amounts payable to any former or current employee, agent or independent contractor of any Seller Entity or any of their Affiliates relating to periods prior to the Closing Date; (ii) any Employee Benefit Plan maintained or contributed to by any Seller Entity or any of their Affiliates or with respect to which any Seller Entity, any of their Affiliates or any ERISA Affiliate has any Liability (including any withdrawal liability from any multiemployer pension fund triggered by the Transactions, or any retention bonus triggered by the Transaction or other bonuses under any such Employee Benefit Plan) or payroll, vacation, sick leave, workers’ compensation or unemployment benefits of any kind; and (iii) the inadequacy or failure to have or maintain any Employee Benefit Plan (collectively, “Pre-Closing Employment Liabilities”), except, in each case, to the extent included as a current liability in the final determination of the Working Capital Amount;
(iv)    any Liabilities (other than, for the avoidance of doubt, Liabilities within the subject matter of Schedule 7.2(c) arising from, relating to or in connection with (A) any Proceeding pending as of the Closing Date (including the Proceedings described in Schedule 1.4(b)(iv)), unless otherwise agreed by the Parties in writing with respect to any Proceeding arising between the date of this Agreement and the Closing Date and (B) any other matter set forth on Schedule 1.4(b)(iv);
(v)    any Liabilities arising or resulting from any of the Excluded Assets;
(vi)    any Liabilities arising or resulting from any violation of Law by Seller or any of its Affiliates (including the Acquired Companies) that occurred prior to Closing (other than, if applicable and for the avoidance of doubt, any such Liability assumed by Buyer in Section 1.3(c) and Section 1.3(g));
(vii)    any Liability of Seller or any of its Affiliates (including the Acquired Companies) to indemnify any Person by reason of the fact that such Person was a director, officer, employee, or agent of Seller or any of its Affiliates or was serving at the request of any such entity as a partner, trustee, director, officer, employee, or agent of another entity (whether such indemnification is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, or otherwise and whether such indemnification is pursuant to any statute, charter document, bylaw, agreement, or otherwise), in each case on account of matters that occurred prior to Closing;
(viii)    any Environmental Claims or any Liabilities (under Environmental, Health, and Safety Requirements, Environmental Permits), to the extent arising out of or relating to facts, circumstances or conditions first existing on or prior to the Closing or otherwise to the extent arising out of any actions or omissions of Seller or any of its Affiliates (including the Acquired Companies);
(ix)    any Liability for amounts payable to Seller or any of its Affiliates (including the Acquired Companies), except to the extent included as a current liability in the final determination of the Working Capital Amount;
(x)    any Liabilities for Debt; and
(xi)    any agreements with any labor organizations, and any and all Liabilities thereunder, except as expressly stated herein.
Seller agrees to pay, satisfy and discharge, and to cause each of its Affiliates to pay, satisfy and discharge, all Retained Liabilities when due.
1.5    Purchase Price. The aggregate consideration to be paid for the Acquired Assets and the Purchased Interests (the “Purchase Price”) shall consist of (i) the Cash Payment (subject to adjustment as provided in this Article 1), (ii) the amount of the Assumed Liabilities and (iii) the Earnout Amount payable to Seller in accordance with Section 1.9.
1.6    Estimated Cash Payment. Not less than three (3) Business Days prior to the Closing Date, Seller shall deliver to Buyer (a) a certificate signed by the Chief Financial Officer of Seller reasonably acceptable to Buyer setting forth the Seller’s good faith estimate of the Acquired Company Closing Cash, the Acquired Company Closing Debt, the Closing Debt-Like Items, the Working Capital Amount, the Working Capital Surplus (if any) and the Working Capital Deficit (if any) and, based on such estimated amounts, Seller’s calculation of the Cash Payment (the “Estimated Cash Payment”) and (b) reasonable supporting schedules prepared by Seller calculating the information set forth in such certificate. Such certificate shall also set forth the amount of any Transaction Expenses that the Seller would like to be paid by Buyer on behalf of Seller or any Affiliate of Seller from the Estimated Cash Payment.
1.7    Payments.
(a)    Closing Payments. At the Closing, Buyer shall (i) pay (on behalf of Seller) the amounts set forth in the Payoff Letters to the holders of Debt set forth therein (which amounts shall be equal to the aggregate amount of Acquired Company Closing Debt set forth in Seller’s calculation of the Estimated Cash Payment); (ii) pay (on behalf of Seller, from the Estimated Cash Payment) the Transaction Expenses set forth in Seller’s calculation of the Estimated Cash Payment pursuant to the direction of Seller;; and (iii) pay the remainder of the Estimated Cash Payment to Seller (all such payments, collectively, the “Closing Payments”).
(b)    Cash Payment Adjustment. Within five (5) Business Days after the Cash Payment becomes final and binding in accordance with Section 1.8, (i) if the Final Cash Payment exceeds the Estimated Cash Payment, then such excess shall be paid by Buyer to Seller in cash; or (ii) if the Estimated Cash Payment exceeds the Final Cash Payment, then such excess shall be paid by Seller to Buyer in cash. The Parties shall treat, and shall cause their respective Affiliates to treat, any payment made pursuant to this Section 1.7(b) as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.
(c)    Earnout Amount. At Seller’s option:
(i)    the Earnout Amount shall be paid by Buyer to Seller in three (3) equal annual installments, with the first installment (the “First Earnout Payment”) to be paid within ten (10) Business Days after the Earnout Amount becomes final and binding in accordance with Section 1.11, the second installment (the “Second Earnout Payment”) to be paid on the one (1) year anniversary of the date on which the Earnout Amount becomes final and binding in accordance with Section 1.11; and the third installment (the “Third Earnout Payment”) to be paid on the two (2) year anniversary of the date on which the Earnout Amount becomes final and binding in accordance with Section 1.11; or
(ii)    Buyer shall pay to Seller the Earnout Amount in a single lump sum payment within ten (10) Business Days after the Earnout Amount becomes final and binding in accordance with Section 1.11 if Seller provides written notice to Buyer within thirty (30) days after the end of the Earnout Period that Seller elects to receive such lump sum payment; provided, however, that the amount of such lump sum payment shall be determined by discounting the Earnout Amount to present value based on the three installment payments set forth in Section 1.7(c)(i) as of the end of the three (3) year anniversary of the Closing Date using a fifteen percent (15%) discount rate.
(iii)    In the event Seller timely provides an Earnout Objections Statement as contemplated in Section 1.11, only the excess of the Earnout Amount claimed by Seller in its Earnout Objections Statement over that reported in the Earnout Report shall be deemed in dispute, and Buyer shall proceed to pay the undisputed portion on the schedule specified above in this Section 1.7(c).
(d)    Acceleration.
(i)    If a Business Change of Control Acceleration Event occurs, the Earnout Period will end; the Earnout Amount shall be deemed to equal fifteen percent (15%) of the equity value of the Business; and Buyer shall pay to Seller such Earnout Amount within ten (10) Business Days after the occurrence of such Business Change of Control Acceleration Event.
(ii)    If a Buyer Change of Control Acceleration Event occurs, the Earnout Period will end; the Earnout Amount shall be deemed to equal the product of (A) EBITDA generated by the Business during the trailing twelve month period immediately prior to the occurrence of such Buyer Change of Control Acceleration Event, (B) multiplied by ten (10), (C) multiplied by fifteen percent (15%); and Buyer shall pay to Seller such Earnout Amount within ten (10) Business Days after the occurrence of such Buyer Change of Control Acceleration Event.
(iii)    If a Bankruptcy Acceleration Event occurs, the Earnout Period will end; the Earnout Amount shall be deemed to equal the product of (A) EBITDA generated by the Business during the trailing twelve month period immediately prior to the occurrence of such Bankruptcy Acceleration Event, (B) multiplied by ten (10), (C) multiplied by fifteen percent (15%); and Buyer shall pay to Seller such Earnout Amount within ten (10) Business Days after the occurrence of such Bankruptcy Acceleration Event.
(iv)    For purposes of this Agreement: (A) a “Business Change of Control Acceleration Event” means the occurrence of the sale by Buyer or any Affiliate of Buyer of all or substantially all of the assets of the Business or a material portion of the assets of the Business outside the Ordinary Course of Business (in each case, other than to an Affiliate of Buyer), whether through a sale of assets, sale of stock, merger or otherwise; (B) a “Buyer Change of Control Event” means a merger, consolidation, recapitalization or other transaction in which any Person becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended, as in effect on the date of this Agreement), directly or indirectly, of 50% or more of the combined voting power of all interests in Buyer; and (C) a “Bankruptcy Acceleration Event” means the occurrence of (1) Buyer (or any Subsidiary of Buyer with a direct or indirect beneficial ownership interest in the assets of the Business) makes an assignment for the benefit of its creditors, (2) there is commenced by or against Buyer or any Subsidiary of Buyer with a direct or indirect beneficial ownership interest in the assets of the Business any Proceeding relating to Buyer or such Subsidiary under any bankruptcy, reorganization, insolvency, readjustment of debt, receivership, dissolution, or liquidation law or statute, of any jurisdiction, whether now or subsequently in effect, and such Proceeding remains undismissed for a period of sixty (60) days or Buyer or any such Subsidiary by any act indicates its consent to, approval of, or acquiescence in, such Proceeding, or (3) a receiver or trustee is appointed for Buyer or any such Subsidiary or for all or substantially all of its property or assets, and the receivership or trusteeship remains undischarged for a period of sixty (60) days.
(e)    Payments. All payments to Seller pursuant to this Section 1.7 shall be made by wire transfer of immediately available funds to an account designated by Seller in writing. All payments, if any, to Buyer pursuant to this Section 1.7 shall be made by wire transfer of immediately available funds to an account designated by Buyer in writing. Notwithstanding anything in this Agreement to the contrary, Buyer and its Affiliates shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement such amounts as Buyer or any of its Affiliates is required to deduct and withhold with respect to the making of any such payment under the Code or any provision of state, local or foreign Tax Laws. Buyer shall notify Seller if Buyer believes there is such a withholding requirement with respect to any payment to be made by Buyer hereunder at least five (5) Business Days prior to making such payment, and the Parties shall use commercially reasonable efforts to minimize any such withholding. To the extent such amounts are so deducted and withheld and paid over to the appropriate Tax authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.
1.8    Cash Payment Determination.
(a)    Within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Seller a statement setting forth in reasonable detail Buyer’s calculation of the Acquired Company Closing Cash, Acquired Company Closing Debt, the Closing Debt-Like Items, the Working Capital Amount, the Working Capital Surplus (if any) and the Working Capital Deficit (if any) and, based on such calculations, Buyer’s calculation of the Cash Payment (such statement, the “Closing Statement”), along with reasonable supporting detail used by Buyer to compute the information set forth therein.
(b)    For a period of forty-five (45) days after the delivery of the Closing Statement, Buyer shall provide Seller and any accountants or advisors retained by Seller with the reasonable opportunity, during normal business hours, upon reasonable advance notice, to review (and copy) the relevant Books and Records of the Business to the extent used by Buyer in the preparation of, or otherwise reasonably relevant to, the Closing Statement, and to discuss such Books and Records and the Closing Statement with the relevant personnel of Buyer and its Affiliates, in each case to the extent reasonably necessary for, and for the sole purpose of, Seller’s review of the Closing Statement; provided, that the independent accountants of Buyer shall not be obligated to make any work papers available to Seller or its representatives unless and until Seller or such representative has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such independent accountants. If Seller has any objections to the Closing Statement, then Seller will deliver to Buyer a written statement (the “Objections Statement”) describing (i) which items on the Closing Statement have not been prepared in accordance with this Agreement, (ii) the basis for Seller’s disagreement with the calculation of such items and (iii) Seller’s proposed dollar amount for each item in dispute, within forty-five (45) days after delivery of the Closing Statement. If Seller notifies Buyer that it accepts the contents of the Earnout Report or if Seller fails to deliver an Objections Statement within such forty-five (45) day period, then the Closing Statement shall be final, binding and non-appealable by the Parties and the Cash Payment set forth therein shall be the Final Cash Payment. If Seller delivers an Objections Statement within such forty-five (45) day period, then Buyer and Seller will use commercially reasonable efforts to resolve any such disputes, but if a final resolution is not obtained within thirty (30) days after Buyer has received the Objections Statement, any remaining items and amounts set forth in the Objections Statement which remain in dispute will be resolved by Deloitte LLP pursuant to the terms of a joint engagement by Buyer and Seller, provided that if such accounting firm has a material relationship with either Buyer or Seller or is otherwise unable or unwilling to serve in the requested capacity and Buyer and Seller are unable to agree on the choice of an alternative accounting firm, Buyer and Seller will select a nationally-recognized U.S. accounting firm having no material relationship with either Buyer or Seller by lot (after excluding their respective regular outside accounting firms) (the engaged accountants, the “Accountants”). The Accountants will prepare and deliver a written report to Buyer and Seller and will submit a resolution of such unresolved disputes promptly, but in any event within thirty (30) days after the dispute is submitted to the Accountants. The Accountants shall act as an expert, not as an arbitrator, in resolving the unresolved disputes, and the proceeding before the Accountants shall be an expert determination under the Law governing expert determination and appraisal proceedings.  The Accountants’ determination of such unresolved disputes shall be based solely on written submissions by Buyer and Seller (and not by independent review), and shall be final and binding upon all Parties; provided, however, that no such determination shall be any more favorable to Buyer than is set forth in the Closing Statement or any more favorable to Seller than is proposed in the Objections Statement. The costs, expenses and fees of the Accountants shall be borne by Buyer, on the one hand, and Seller, on the other hand, in inverse proportion to the difference between the Final Cash Payment (as determined by the Accountants) and the Cash Payment as calculated by Buyer and Seller in the Closing Statement and Objections Statement, respectively. The Closing Statement shall be revised as appropriate to reflect the resolution of any objections thereto pursuant to this Section 1.8(b), and the Cash Payment set forth in the so-revised Closing Statement shall be the Final Cash Payment. Any objection not specified in the Objections Statement shall be deemed waived by Seller for purposes of determining the Final Cash Payment and without limiting any other right of Seller under this Agreement.
1.9    Calculation of Earnout Amount. Except as otherwise provided in Section 1.7(d), the Earnout Amount shall be equal to (a) the product of (i) EBITDA generated by the Business during the Earnout Measurement Period, (ii) multiplied by ten (10), (iii) multiplied by fifteen percent (15%) minus (b) the Inventory Reserve Shortfall Amount, but in no event less than $0.
1.10    Earnout Covenants.
(a)    Following the Closing and until the expiration of the Earnout Period, Buyer shall, and shall cause its Subsidiaries and other Affiliates and any assignees or successors in interest of any of the foregoing to:
(i)    maintain the existence of the Business separately within one or more Subsidiaries of Buyer;
(ii)    operate the Business and provide resources to the Business in a manner that is reasonably consistent with the manner in which Buyer operates and provides resources to Buyer’s other businesses;
(iii)    maintain separate Books and Records for the Business including to allow for determination of EBITDA;
(iv)    except as required to comply with applicable Law, operate the Business in good faith and not take any action a primary purpose of which is to reduce or impair the Earnout Amount or the achievement thereof;
(v)    not cause the Business to enter into any Contract with Buyer or any Affiliate of the Buyer that is not commercially reasonable or is otherwise materially disadvantageous to the Business relative to the terms that would be obtained at such time from an independent third party on arms’-length terms;
(vi)    not impose any corporate overhead, surcharge or related expense on the Business except as specifically set forth in Schedule 1.10(a)(vi);
(vii)    provide, at least twice in each calendar year during the Earnout Period, Seller and any accountants or advisors retained by Seller with reasonable access, during normal business hours, upon reasonable advance notice, to the relevant Books and Records of the Business to the extent reasonably necessary to examine the financial books and records of the Business, to make such inspections and copies of such Books and Records as they may reasonably request, and to discuss such matters with the relevant personnel of Buyer and its Affiliates responsible for the preparation of such financial books and records; provided, that the independent accountants of Buyer and its Affiliates shall not be obligated to make any work papers available to Seller or its representatives unless and until Seller or such representative has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such independent accountants; provided, further, that any such access shall be conducted at Seller’s sole cost and expense, in accordance with applicable Law (including applicable Law relating to employment or privacy issues), under supervision of Buyer’s or its Affiliates personnel and in such a manner as to maintain confidentiality and not to unreasonably interfere with the normal operations of the Business.
(b)    Until the expiration of the Earnout Period, Seller and Buyer will conduct quarterly full-day meetings, at mutually agreeable times and locations, between the Chief Executive Officer of Buyer, the Chief Financial Officer of Buyer, the senior leadership team of the Business and appropriate senior level personnel of Seller to discuss significant business issues with respect to the Business and the financial results of the Business and reasonably in advance of each meeting shall provide Buyer and its representatives customary quarterly reporting packages.
(c)    Buyer shall deliver to Seller, within forty-five (45) days after the end of each Quarter, a financial report setting forth Buyer’s calculation of EBITDA for such Quarter in reasonable detail, and Buyer agrees to provide as promptly as reasonably practicable such reasonable supporting documentation as Seller may reasonably request in connection therewith. For purposes of this Agreement, “Quarter” means each three (3)-month period beginning on the first calendar day of the first calendar month beginning after the Closing Date and ending (and including) the third (3rd) three-month period during the Earnout Period. In addition, no later than fifteen (15) Business Days after the end of each calendar quarter during the Earnout Period, Buyer shall provide Seller its internal financial reporting package with respect to the performance of the Business during such quarter.
(d)    With respect to each of the Post-Closing Interim Period, Year 1 and Year 2, Buyer shall engage an independent accounting firm having no material relationship with either Buyer or Seller (which, for the avoidance of doubt, shall exclude their respective regular outside accounting firms and the Accountants) that is reasonably acceptable to Seller (the “Earnout Auditor”) to produce a special report concerning the financial statements of the Business. Such special report will include (i) the financial statements of the Business, (ii) a reconciliation of Net Income for the applicable period to the EBITDA for such period, and (iii) the Inventory Reserve Shortfall Amount as of the end of the applicable period, which such financial statements and related financial information shall be prepared in accordance with the Earnout Accounting Principles and the terms of this Agreement and shall be subject to attestation procedures (as agreed upon by the Parties and the Earnout Auditor) to be performed by the Earnout Auditor.
(e)    With respect to the Earnout Measurement Period, Buyer shall engage the Earnout Auditor to audit (i) the financial statements of the Business, (ii) a reconciliation of Net Income for the applicable period to the EBITDA for such period, and (iii) the Inventory Reserve Shortfall Amount as of the end of the applicable period, which such financial statements and related financial information shall be prepared in accordance with the Earnout Accounting Principles and the terms of this Agreement (such audited financial statements and other financial information, the “Post-Closing Business Financial Statements,” and the Post-Closing Business Financial Statements with respect to the Earnout Measurement Period, the “Earnout Financial Statements”). Buyer shall deliver such audited financial statements to Seller no later than one hundred twenty (120) days following the end of each applicable period. Each of Buyer and Seller shall bear fifty percent (50%) of the costs and expenses of the Earnout Financial Statements, and no such costs or expenses of Buyer or any of its Affiliates will be charged against the Net Income or EBITDA of the Business.
1.11    Earnout Report. Within ninety (90) days after the end of the Earnout Measurement Period, Buyer shall prepare and deliver to Seller a report (the “Earnout Report”) containing the Earnout Financial Statements and a reasonably detailed calculation of the resulting Earnout Amount. For a period of ninety (90) days after the delivery of the Earnout Report, Buyer shall provide Seller and any accountants or advisors retained by Seller with the reasonable opportunity, during normal business hours, upon reasonable advance notice, to review (and copy) the relevant Books and Records of the Business to the extent used by Buyer in the preparation of, or otherwise reasonably relevant to, the Earnout Report, and to discuss such Books and Records and the Earnout Report with the relevant personnel of Buyer and its Affiliates responsible for the preparation of the Earnout Report, in each case, to the extent reasonably necessary for, and for the sole purpose of, Seller’s review of the Earnout Report; provided, that the independent accountants of Buyer shall not be obligated to make any work papers available to Seller or its representatives unless and until Seller or such representative has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such independent accountants. If Seller has any objections to the calculation of EBITDA during the Earnout Measurement Period, as applicable, and the resulting Earnout Amount set forth in the Earnout Report, then Seller will deliver to Buyer a written statement (the “Earnout Objections Statement”) describing its objections to Buyer within forty-five (45) days after delivery of the Earnout Report. If Seller fails to deliver an Earnout Objections Statement within such forty-five (45) day period, then the calculation of EBITDA during the Earnout Period or the Earnout Measurement Period, as applicable, the Inventory Reserve Shortfall Amount and the resulting Earnout Amount set forth in the Earnout Report shall become final, binding and non-appealable on all Parties and the Earnout Amount set forth therein shall be the final Earnout Amount. If Seller delivers an Earnout Objections Statement within such forty-five (45) day period, then Seller and Buyer will use commercially reasonable efforts to resolve any such disputes, but if a final resolution is not obtained within thirty (30) days after Buyer has received the Earnout Objections Statement, any remaining items and amounts set forth in the Earnout Objections Statement which remain in dispute will be resolved by the Accountants pursuant to a joint engagement by Buyer and Seller. The Accountants will prepare and deliver a written report to Buyer and Seller and will submit a resolution of such unresolved disputes promptly, but in any event within forty-five (45) days after the dispute is submitted to the Accountants. The Accountants’ determination of such unresolved disputes will be final and binding upon all Parties. The Accountants shall act as an expert, not as an arbitrator, in resolving the unresolved disputes, and the proceeding before the Accountants shall be an expert determination under the Law governing expert determination and appraisal proceedings.  The Accountants’ determination of such unresolved disputes shall be based solely on the written submissions by Buyer and Seller (and not by independent review), this Agreement and the applicable defined terms set forth in this Agreement. The Accountants’ determination of such unresolved disputes shall be based solely on written submissions by Buyer and Seller (and not by independent review), this Agreement and the applicable defined terms set forth in this Agreement, and shall be final and binding upon all Parties; provided, however, that no such determination shall be any more favorable to Buyer than is set forth in the Earnout Report or any more favorable to Seller than is proposed in the Earnout Objections Statement. The costs, expenses and fees of the Accountants shall be borne by Buyer, on the one hand, and Seller, on the other hand, in inverse proportion to the difference from the final Earnout Amount (as determined by the Accountants) and the Earnout Amount as calculated by Buyer and Seller in the Earnout Report and Earnout Objections Statement, respectively. The Earnout Report shall be revised as appropriate to reflect the resolution of any objections thereto pursuant to this Section 1.11, and the Earnout Amount set forth in the so-revised Earnout Report shall be the final Earnout Amount. Any objection not specified in the Earnout Objections Statement shall be deemed waived by Seller for purposes of determining the Earnout Amount and without limiting any other right of Seller under this Agreement. Upon the Earnout Amount becoming final and binding in accordance with this Section 1.11, Buyer shall pay such Earnout Amount to Seller in accordance with Section 1.7(c).
1.12    Calculations.
(a)    All calculations of Working Capital under this Agreement, whether estimates or otherwise, shall be determined solely in accordance with the methodologies and principles set forth on Schedule 1.12(a) (the “Working Capital Accounting Principles”).
(b)    All calculations of Net Income and EBITDA under this Agreement, whether estimates or otherwise, shall be determined solely in accordance with the methodologies and principles set forth on Schedule 1.9 (the “Earnout Accounting Principles”).
1.13    Allocation of Purchase Price. Buyer and Seller shall attempt in good faith to agree as to the allocation of the Purchase Price, as finally determined, the liabilities of E-conolight as of the Closing and all other relevant items treated for U.S. federal income tax purposes as consideration for the Allocation Assets (collectively, the “Allocable Consideration”) among the Acquired Assets, the assets of E-conolight as of the Closing and the Purchased Interests of Cree Europe and Cree Canada (such assets, the “Allocation Assets”) in accordance with the principles of Section 1060 of the Code. At the Closing, Seller shall provide to Buyer an allocation of the Allocable Consideration (as estimated by Seller) among the Allocation Assets (such allocation, the “Preliminary Purchase Price Allocation”). The Preliminary Purchase Price Allocation shall be used to make the necessary preliminary determinations for Transfer Tax purposes pursuant to Section 8.2(a). As soon as practicable after the Final Cash Payment has been finally determined pursuant to Section 1.8, Seller shall prepare and deliver to Buyer an allocation of the Allocable Consideration (as calculated based on the Final Cash Payment) among the Allocation Assets (the “Final Purchase Price Allocation”). Buyer shall have thirty (30) days after delivery of the Final Purchase Price Allocation by Seller to notify Seller in writing of any disputes with the Final Purchase Price Allocation (any such notice, a “Purchase Price Allocation Dispute Notice”; such thirty-day period, the “Purchase Price Allocation Dispute Period”). If Buyer fails to deliver a Purchase Price Allocation Dispute Notice within the Purchase Price Allocation Dispute Period, Buyer and Seller shall prepare and file all Tax Returns in a manner consistent with the Final Purchase Price Allocation, shall make the necessary final determinations for Transfer Tax purposes pursuant to Section 8.2(a) in accordance with the Final Purchase Price Allocation, and shall not take any position inconsistent with the Final Purchase Price Allocation or agree to any proposed adjustment thereto by any taxing authority without first giving the other party prior written notice of such proposed adjustment. If Buyer delivers a Purchase Price Allocation Dispute Notice within the Purchase Price Allocation Dispute Period, Seller and Buyer shall use reasonable efforts to resolve in good faith all disputes set forth in such Purchase Price Allocation Dispute Notice. If, within thirty (30) days after delivery by Buyer of a Purchase Price Allocation Dispute Notice, Buyer and Seller agree as to such allocation, Buyer and Seller further agree to prepare and file all Tax Returns in a manner consistent with the agreed allocation and to make the necessary final determinations for Transfer Tax purposes pursuant to Section 8.2(a) in accordance with such agreed allocation, and shall not take any position inconsistent with the agreed allocation or agree to any proposed adjustment thereto by any taxing authority without first giving the other party prior written notice of such proposed adjustment. If, within thirty (30) days after delivery by Buyer of a Purchase Price Allocation Dispute Notice, Buyer and Seller are unable to resolve any disputes relating to the allocation of the Purchase Price, Buyer and Seller may each use a different purchase price allocation.
1.14    Nonassignable Assets.
(a)    Nothing in this Agreement, nor the consummation of the Transactions, shall be construed as an attempt or agreement to assign or transfer any Acquired Asset (including any Contract) to Buyer which by its terms or by Law (i) is nonassignable without consent, approval, waiver, authorization, notice or novation by a Governmental Body or other Person, (ii) is otherwise prohibited by Law or Contract or (iii) with respect to which any attempted assignment or transfer would be ineffective or would materially and adversely affect the rights of either the applicable Seller Entity or Buyer or its applicable designee thereunder (each, a “Nonassignable Asset”), unless and until a consent, approval, waiver, authorization, notice or novation reasonably acceptable to Buyer shall have been obtained. Following the Closing, Buyer and Seller shall use their commercially reasonable efforts to obtain, or to cause their respective Affiliates to obtain, the consent, approval, waiver, authorization, notice or novation of each such third party to the assignment or transfer of the Nonassignable Assets to Buyer or its designated Affiliate in all cases in which such consent, approval, waiver, authorization, notice or novation is required for the valid and enforceable assignment or transfer thereof to Buyer.
(b)    Until such consent, approval, waiver, authorization, notice or novation that is necessary for the effective assignment to Buyer of any Nonassignable Asset is obtained, provided that the applicable Seller Entity can do so without breaching the terms of such Nonassignable Asset, such Seller Entity shall use commercially reasonable efforts to provide Buyer, in all material respects, with, and such Seller Entity shall hold in trust for the exclusive benefit of Buyer or its designated Affiliates, all the economic (taking into account all burdens to Seller and its Affiliates, including Tax costs), operational and other benefits of such Nonassignable Asset, to the extent permitted, as if such consent, approval, waiver, authorization, notice or novation, as the case may be, had been obtained. Without limitation of and subject to the foregoing, at Buyer’s request, Seller shall, or shall cause its applicable Affiliate to, (i) cooperate, in all reasonable respects, in any lawful and commercially reasonable arrangement proposed by Buyer under which Buyer and its Affiliates would obtain the economic, operational and other benefits thereunder and assume the related economic, operational and other burdens (including the amount of any related Tax costs imposed on Seller or any of its Affiliates) thereunder; (ii) enforce, for the benefit of Buyer and its Affiliates and as reasonably directed by Buyer, Seller’s or its applicable Affiliate’s rights under such Nonassignable Asset; and (iii) permit Buyer or its designated Affiliates to practice, exercise and enforce any rights arising with respect thereto; in each case, as if such Nonassignable Asset (and the Liabilities related thereto) had been sold, conveyed, assigned and delivered to, and assumed by, Buyer or its applicable designee, including in the name of Seller or its applicable Affiliate party to such Nonassignable Asset or otherwise as Buyer shall specify, including the right to terminate in accordance with the terms thereof; provided, however, that (A) Buyer hereby agrees to promptly reimburse Seller for all related Taxes and reasonable expenses incurred by Seller or any Affiliate of Seller in complying with Buyer’s requests described above, and to indemnify and hold harmless Seller and its Affiliates to the full extent permitted by applicable Law from and against any Liabilities arising from or in connection with Buyer practicing, exercising or enforcing any rights or failing to perform any obligations arising with respect to such Nonassignable Assets or otherwise in connection with carrying out any instruction or direction provided by Buyer or its Affiliates in connection with the activities contemplated in this Section 1.14; and (B) if Seller or such Seller Entity provides Buyer, in all material respects, with, and Seller or such Seller Entity holds in trust for the exclusive benefit of Buyer or its designated Affiliates, all the economic, operational and other benefits of such Nonassignable Asset in accordance with this Section 1.14, Buyer shall assume the related economic burden imposed on Seller or its applicable Affiliate (including the amount of any related Tax costs imposed on Seller or its applicable Affiliate) with respect to such Nonassignable Asset and, from and after the Closing, Buyer shall, as agent or subcontractor for Seller, or its applicable Affiliate pay, perform and discharge fully as and when required the Liabilities of Seller or such Affiliate of Seller with respect to such Nonassignable Asset. Seller or the applicable Affiliate of Seller party to the rights of such Nonassignable Asset will promptly pay to Buyer or its applicable designee all income, proceeds and other monies received by such Seller or Affiliate from third parties to the extent related to Buyer’s or its Affiliates’ intended rights under such Nonassignable Asset as contemplated by this Section 1.14.
(c)    Notwithstanding anything in this Agreement to the contrary, neither Seller nor any of its Affiliates shall be required to pay compensation to any third party, commence or participate in any Proceeding or offer or grant any accommodation (financial or otherwise, including any accommodation or arrangement to remain secondarily liable or contingently liable for any Assumed Liability) to any third party in connection with Seller’s and its Affiliates’ obligations under this Section 1.14. Without limiting the generality of the foregoing, (i) at any time upon Buyer’s request, Seller agrees to assign any Nonassignable Asset to Buyer for no additional consideration and (ii) once any consent, approval, waiver, authorization or novation referenced in this Section 1.14 is obtained or notice is properly made, Seller or its applicable Affiliate shall assign the applicable Nonassignable Asset to Buyer for no additional consideration and, for the avoidance of doubt, such Nonassignable Asset shall thereafter be treated as an Acquired Asset for all purposes hereunder.
(d)    To the extent that the right and ability to enforce any confidentiality or use restrictions relating to any Assigned Intellectual Property and other technology to the extent provided for in the Intellectual Property Assignment and License Agreement or any non-solicitation restrictions directly benefiting the Business are not validly transferred to Buyer pursuant to the Intellectual Property Assignment and License Agreement or this Agreement, at and following the Closing Seller and its applicable Affiliates (i) hereby authorize Buyer to enforce such restrictions to protect its rights and interests, including any trade secret rights, with respect to such Assigned Intellectual Property or such other restrictions, (ii) if requested by Buyer, agree to use commercially reasonable efforts to enforce such restrictions as reasonably directed by Buyer, at Buyer’s expense, and (iii) agree to use commercially reasonable efforts to provide such cooperation, assistance and information in connection with any such enforcement as reasonably requested by Buyer, at Buyer’s expense.
(e)    Notwithstanding anything to the contrary set forth in this Section 1.14, to the extent a consent, approval, waiver, authorization, notice or novation acceptable to Buyer shall not have been obtained with respect to any of the Contracts set forth on Schedule 1.14(e) prior to the Closing, Seller shall, or shall cause its applicable Affiliates to, (i) remit any and all payment owed to Seller or such applicable Affiliates pursuant to any such Contract to Buyer or its designated Affiliate within five (5) Business Days of receipt thereof, (ii) not amend or agree to amend any such Contract in any manner adverse to Seller (or any of its applicable Affiliates) or Buyer and its Affiliates, (iii) if requested by Buyer, use commercially reasonable efforts at Buyer’s expense to enforce, for the benefit of Buyer and its Affiliates and as reasonably directed by Buyer, Seller’s or its applicable Affiliate’s rights under any such Contract and (iv) within three (3) Business Days of receipt, provide to Buyer notice and the contents (including, in the case of written communication, copies) of any written or verbal communication received by Seller or its applicable Affiliate from any counter-party to any such Contract concerning any such Contract.
1.15    Closing. The closing of the Transactions (the “Closing”) shall take place electronically by the mutual exchange of facsimile or portable document format (.PDF) signatures: (a) two (2) Business Days after the day on which (i) all conditions of the Parties to consummate the Transactions (other than conditions with respect to actions the respective Parties will take at the Closing itself, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied or waived and (ii) the final day of the Marketing Period occurs; or (b) on such other date as Buyer and Seller may mutually determine (the “Closing Date”). All transactions contemplated herein to occur on and as of the Closing Date shall be deemed to have occurred simultaneously and to be effective as of 11:59 pm Eastern Time on the Closing Date.
1.16    Deliveries by Seller. At the Closing, Seller shall deliver to Buyer the following:
(a)    stock certificates or any other certificates representing the Purchased Interests, duly endorsed in blank or accompanied by stock transfer or other applicable equity transfer powers;
(b)    [Reserved];
(c)    a certificate of the Secretary or other executive officer of Seller, dated as of the Closing Date, and attaching and certifying as to: (A) the authorizing resolutions of Seller’s board of directors authorizing the execution, delivery and consummation of this Agreement, the Ancillary Agreements and the Transactions and (B) the incumbency and signatures of each Person signing this Agreement or any Ancillary Agreement on behalf of any Seller Entity or Acquired Company;
(d)    good standing certificates for each Seller Entity and Acquired Company from the jurisdiction of each such Seller Entity’s or Acquired Company’s formation and from any foreign jurisdiction in which an Acquired Company is qualified to do business;
(e)    a Bill of Sale and Assignment and Assumption Agreement substantially in the form of Exhibit A attached hereto (the “Bill of Sale and Assignment and Assumption Agreements”), duly executed by each Seller Entity selling, transferring, assigning and delivering an Acquired Asset hereunder;
(f)    [Reserved];
(g)    the Real Estate License Agreement substantially in the form of Exhibit B attached hereto (the “Real Estate License Agreement”), duly executed by Seller and each other applicable Seller Entity;
(h)    the Intellectual Property Assignment and License Agreement substantially in the form of Exhibit C attached hereto (the “Intellectual Property Assignment and License Agreement”), duly executed by Seller and each other applicable Seller Entity;
(i)    [Reserved];
(j)    the Supply Agreement substantially in the form of Exhibit D attached hereto (the “Supply Agreement”), duly executed by Seller and each other applicable Seller Entity;
(k)    all documentation reasonably necessary to obtain releases of all Liens, other than the Permitted Liens, with respect to the Acquired Assets or the assets of an Acquired Company, including appropriate UCC termination statements;
(l)    payoff and release letters from the holders of the Debt set forth on Schedule 1.16(l) (collectively, the “Payoff Letters”);
(m)    original executed customary special warranty deeds with respect to each parcel of Owned Real Property listed on Schedule 1.2(d), each in recordable form and subject only to Permitted Liens, and any transfer tax declarations or other transfer forms necessary or required in connection with the recording of each such deed and the conveyance of each parcel of Owned Real Property listed on Schedule 1.2(d), together with customary and reasonable title clearance documents, owner’s affidavits, ALTA statements, affidavits, undertakings, authorizing resolutions, mortgage and lien releases, and other instruments as may be required by the title company in connection with the issuance of the Title Insurance Policies for the Owned Real Property listed on Schedule 1.2(d) at Closing, subject to no Liens other than Permitted Liens;
(n)    such landlord estoppels, if any, for each parcel of Leased Real Property, landlord waivers or collateral access agreements for each parcel of Leased Real Property, and non-disturbance and subordination agreements from each lender with a security interest in the Leased Real Property as Seller may have received through the exercise of commercially reasonable efforts;
(o)    a non-foreign affidavit from each Seller Entity that owns any parcel of Owned Real Property dated as of the Closing Date, sworn under penalties of perjury and in form and substance required under Treasury Regulations issued pursuant to Section 1445 of the Code, stating that such applicable Seller Entity is not a “foreign person” within the meaning of Section 1445 of the Code;
(p)    original certificates of title or such other documents as may be necessary to transfer title (and to record such transfer) to each vehicle or other separately titled asset that is owned by any Seller Entity and included in the Acquired Assets, duly executed by all necessary and appropriate parties;
(q)    duly signed resignation letters, effective at the time of the Closing, of all officers, directors and managers of the Acquired Companies, as designated by Buyer, from their officer, director and manager positions, as applicable, with any Acquired Company; and
(r)    a certified copy of a resolution of the directors of Cree Canada (certified by a director or officer of Cree Canada) approving the transfer of the shares of Cree Canada in form reasonably acceptable to Buyer.
1.17    Deliveries by Buyer. At the Closing, Buyer shall deliver to Seller the following:
(a)    a certificate of the Secretary or other executive officer of Buyer, dated as of the Closing Date, attaching and certifying as to (A) the authorizing resolutions of Buyer’s board of directors authorizing the execution, delivery and consummation of this Agreement, the Ancillary Agreements and the Transactions and (B) the incumbency and signatures of each Person signing this Agreement or any Ancillary Agreement on behalf of Buyer;
(b)    a duly executed counterpart signature page to each Bill of Sale and Assignment and Assumption Agreement;
(c)    [Reserved];
(d)    a duly executed counterpart signature page to the Real Estate License Agreement;
(e)    a duly executed counterpart signature page to the Intellectual Property Assignment and License Agreement; and
(f)    a duly executed counterpart signature page to the Supply Agreement.
ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller that the statements contained in this Article 2 are correct and complete as of the date of this Agreement and as of the Closing Date.
2.1    Organization of Buyer. Buyer and each Buyer Subsidiary is a Business Entity duly incorporated or organized, validly existing, and, to the extent applicable in its jurisdiction of incorporation or organization, in good standing under the Laws of its jurisdiction of incorporation or organization.
2.2    Authorization of Transactions. Each of Buyer and each Buyer Subsidiary has full power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations and consummate the Transactions. Assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements by the other parties thereto, this Agreement constitutes the valid and legally binding obligation of Buyer, enforceable against it in accordance with the terms of this Agreement. Upon the execution and delivery by Buyer or any applicable Buyer Subsidiaries of each Ancillary Agreement to which it is a party, such Ancillary Agreement will constitute the valid and legally binding obligation of Buyer or the applicable Buyer Subsidiary as the case may be, enforceable against it in accordance with the terms of such Ancillary Agreement. Except as required to comply with the Hart-Scott-Rodino Act and any applicable non-U.S. competition Laws, neither Buyer nor any Affiliate of Buyer is required to give any notice to, make any filing with, or obtain any Consent of any Governmental Body in order to consummate the Transactions. The execution, delivery and performance of this Agreement and each Ancillary Agreement have been duly authorized by Buyer and each Buyer Subsidiary, as applicable.
2.3    Non-contravention. Neither the execution and the delivery of this Agreement and the Ancillary Agreements to which Buyer or any Buyer Subsidiary is a party, nor the consummation of the Transactions, will (a) violate or conflict with any Law or Order to which Buyer or any of its Subsidiaries is subject, (b) violate any provision of the Organizational Documents of Buyer or any of its Subsidiaries or (c) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Contract to which Buyer or any of its Subsidiaries is a party or by which any of them are bound or to which any of their assets are subject, except, in the case of clauses (a) and (c), as would not reasonably be expected to have a Buyer Material Adverse Effect.
2.4    Brokers’ Fees. Buyer does not have any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transactions other than pursuant to and in connection with that certain letter agreement, dated October 16, 2018, entered into by and between BMO Capital Markets Corp. and Buyer. The fees and commissions of BMO Capital Markets Corp. shall be borne, directly or indirectly, entirely by Buyer and neither Seller nor any of its Affiliates shall have any Liability therefor.
2.5    Financing. On the Closing Date, Buyer will have sufficient cash, available lines of credit or other sources of immediately available funds to make the Closing Payments. Buyer has delivered to Seller true, complete, and correct copies of the executed Debt Commitment Letters and each such Debt Commitment Letter is in full force and effect as of the date hereof and represents a valid, binding and enforceable obligation of Buyer and, to the knowledge of Buyer, each other party thereto, to consummate the Debt Financing subject only to the satisfaction or waiver of the Financing Conditions and to the Enforceability Limitations. Subject only to the satisfaction or waiver of the Financing Conditions, the proceeds of the Debt Financing, together with available cash, will be sufficient to consummate the Transactions, including the making of all Closing Payments on the Closing Date. Buyer has no reason to believe that it or any other party thereto will be unable to satisfy on a timely basis any term of the Debt Commitment Letters. As of the date hereof, assuming the accuracy of the representations and warranties set forth in Article 3 (to the extent required by the definitive agreements governing the Debt Financing) and the conditions set forth in Section 6.1 are satisfied at the Closing, Buyer has no reason to believe that (i) any of the Financing Conditions will not be satisfied or (ii) the Debt Financing will not be made available to Buyer on the Closing Date. Buyer acknowledges and agrees that under the terms of this Agreement, Buyer’s obligation to consummate the Closing is not in any way contingent upon or otherwise subject to Buyer’s consummation of any financing arrangements, Buyer’s obtaining of any financing or the availability, grant, provision or extension of any financing to Buyer.
2.6    Solvency. Except solely to the extent due to the failure of any of the representations and warranties set forth in Article 3 to be true and correct or of Seller and its Affiliates to comply with their obligations under this Agreement and each Ancillary Agreement, immediately after giving effect to the Transactions, Buyer shall be solvent and shall (a) be able to pay its debts as they become due, (b) own property that has a fair saleable value greater than the amount required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities), and (c) have adequate capital to carry on its business. No transfer of property is being made and no Liability is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Buyer. In connection with the Transactions, Buyer has not incurred, nor does it plan to incur, debts beyond its ability to pay as they become absolute and matured.
2.7    Litigation. There are no Proceedings pending or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the Transactions.
2.8    Foreign Ownership and Control. Buyer is not a “foreign person” as defined by 31 C.F.R. §800.216 or 22 C.F.R. §120.16 and no foreign person as so defined has “control,” as defined by 31 C.F.R. §800.204, over Buyer or has the authority or ability to establish or direct the general policies or day-to-day operations of Buyer.
2.9    Independent Investigation; Accredited Investor. Buyer has conducted its own independent investigation, review and analysis of the Business, the Acquired Companies, the Acquired Assets and the Assumed Liabilities. Buyer is acquiring the Acquired Companies for its own account with the present intention of holding the Acquired Companies for investment purposes and not with a view to or for sale in violation of any federal or state securities Laws. Buyer is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission.
ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER
Seller represents and warrants to Buyer that the statements contained in this Article 3 are correct and complete as of the date of this Agreement and as of the Closing Date, except as otherwise set forth in the Disclosure Schedule (with application as described in Section 12.17).
3.1    Corporate Organization.
(a)    Seller and each Seller Entity is a Business Entity duly incorporated or organized, validly existing, and, to the extent applicable in its jurisdiction of incorporation or organization, in good standing under the Laws of its jurisdiction of incorporation or organization. Seller and each Seller Entity is duly qualified to conduct business and, to the extent legally applicable, is in good standing under the Laws of each jurisdiction where the properties owned, leased or operated by each Seller Entity or the nature of its activities requires it to be so qualified, except where the failure to be so qualified would not result in a Material Adverse Effect. Seller and each Seller Entity each has all organizational power and authority required to own, license or use the Acquired Assets and to conduct its operations, to the extent related to the Business, as now owned, licensed or used and being conducted.
(b)    Each Acquired Company is a Business Entity that is duly incorporated or organized, validly existing, and, to the extent applicable in its jurisdiction of incorporation or organization, in good standing under the Laws of its jurisdiction of incorporation or organization, and is duly qualified to conduct business and is in good standing under the Laws of each jurisdiction where the nature of its activities requires it to be so qualified, except where the failure to be so qualified would not result in a Material Adverse Effect. Each Acquired Company has all organizational power and authority required to own, license or use its assets, rights and properties and to conduct its operations, as now owned, licensed or used and being conducted. The Seller has made available to Buyer correct and complete copies of the Organizational Documents of the Acquired Companies.
(c)    The corporate records and minute books of each Acquired Company have been made available to the Buyer and contain in all material respects complete and accurate minutes of all meetings of, and all written resolutions passed by, the directors and shareholders or members, as applicable, of each Acquired Company, held or passed for the last three (3) years. All those meetings were held, all those resolutions were passed, and the share certificates, registers of shareholders, registers of transfers and registers of directors of each Acquired Company for such period are complete and accurate in all material respects.
3.2    Capitalization; Ownership. Section 3.2 of the Disclosure Schedule sets forth (a) the name and jurisdiction of incorporation or organization of each Acquired Company, (b) the authorized and outstanding capital stock or other ownership interests of each Acquired Company, and (c) the beneficial and holder of record of all of the outstanding shares, membership interests or other equity interests of each Acquired Company. Each such holder owns such shares, membership interests or other equity securities, in each case, free and clear of any Lien or any other restriction on the right to vote, sell or otherwise dispose of such shares, membership interests or other equity interests (other than restrictions under federal, state and foreign securities laws). All of the issued and outstanding shares of capital stock, membership interests or other equity interests of each Acquired Company have been duly authorized, and are validly issued, fully paid and nonassessable, and have not been issued in violation of any Organizational Document of any Acquired Company, applicable Law, preemptive rights, rights of first refusal or similar rights. There are no authorized or outstanding shares of capital stock, membership interests or other equity interests of any Acquired Company, or securities convertible into or exchangeable for such shares, membership interests or equity interests, and no options, warrants, rights, agreements or commitments to which any Acquired Company is a party or which are binding upon such Acquired Company providing for the issuance or redemption of any shares of such Acquired Company’s capital stock, membership interests or other equity interests, or securities convertible into or exchangeable for such shares, membership interests or equity interests. There are no outstanding or authorized equity appreciation, phantom equity, profit participation or similar rights with respect to any Acquired Company. There are no voting trusts, proxies or other Contracts with respect to the voting of the shares, membership interests or other equity interests of any Acquired Company or other Contracts regarding the equity of any Acquired Company with any third parties. Except as set forth on Section 3.2 of the Disclosure Schedule, no Acquired Company has any Subsidiaries or owns any equity interests or capital stock of any other Person. Upon consummation of the Transactions, Buyer will be, directly or indirectly, the sole owner, beneficially and of record, of all of the issued and outstanding capital stock, shares, membership interests or other equity interests of the Acquired Companies, free and clear of all Liens (other than Liens created by Buyer in connection with the Debt Financing).
3.3    Seller Entities. Section 3.3 of the Disclosure Schedule sets forth the name and jurisdiction of incorporation or organization of each Seller Entity other than Seller. Each such Seller Entity is wholly owned, directly or indirectly, by Seller.
3.4    Authorization of Transactions. Seller has full power, authority and legal capacity to execute and deliver this Agreement and each Seller Entity has full power, authority and legal capacity to execute and deliver the Ancillary Agreements to which it is a party and to perform its obligations and consummate the Transactions. The execution and delivery by Seller of this Agreement and each Seller Entity of the Ancillary Agreements to which it is a party and the performance by it of the Transactions have been duly approved by all requisite corporate, limited liability company or other applicable action of the Seller Entities. This Agreement constitutes the valid and legally binding obligation of Seller, enforceable against Seller in accordance with the terms of this Agreement, subject to the Enforceability Limitations. Upon the execution and delivery by a Seller Entity of each Ancillary Agreement to which it is a party, such Ancillary Agreement will constitute the valid and legally binding obligation of such Seller Entity, enforceable against it in accordance with the terms of such Ancillary Agreement, subject to the Enforceability Limitations.
3.5    Non-contravention. Except as set forth on Section 3.5 of the Disclosure Schedule, neither the execution and the delivery of or the performance of the obligations under this Agreement and the Ancillary Agreements to which any Seller Entity is a party will (i) violate or conflict with any Law or Order to which any Seller Entity or Acquired Company is subject, (ii) result in a conflict with, give rise to or create any right or obligation under or result in a violation or breach of any Organizational Documents of any Seller Entity or Acquired Company, or (iii) require the consent of, notice to or other action by any Person under, conflict with, result in a violation or breach of, constitute a default (or an event which with the giving of notice or lapse of time, or both, would become a default) under, give rise to any right of any Person to receive payments under, or accelerate, increase, terminate, or adversely modify, cancel or otherwise adversely change (whether automatically or by the election of a party thereto) any right or obligation of any Material Contract to which any Seller Entity or Acquired Company is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Lien upon any of its assets or any Acquired Asset or the Purchased Interests), except in the case of each of clauses (i) and (iii) as would not reasonably be expected to be material to the Business, taken as a whole. Except as required to comply with the Hart-Scott-Rodino Act and any applicable non-U.S. competition Laws, no consent, approval, Permit, Order, declaration or filing with, or notice to, any Governmental Body is required by or with respect to any Seller Entity or Acquired Company in order for any Seller Entity or Acquired Company to execute or deliver this Agreement or any Ancillary Agreement to which such Seller Entity or Acquired Company is a party or perform the Seller Entity’s or Acquired Company’s obligations hereunder or thereunder.
3.6    Brokers’ Fees. Neither Seller nor any of its Affiliates (including the Acquired Companies) has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transactions, other than pursuant to Seller’s engagement letter dated October 8, 2018 with Canaccord Genuity LLC (“Canaccord”). The fees and commissions of Canaccord shall be borne, directly or indirectly, entirely by Seller and neither Buyer nor any of its Affiliates (including the Acquired Companies) shall have any liability therefor.
3.7    Assets.
(a)    Except as set forth on Section 3.7(a) of the Disclosure Schedule, Seller or the applicable Seller Entity has, in all material respects, good and valid marketable title to, or a valid leasehold interest or license in, the tangible Acquired Assets, free and clear of all Liens, except for Permitted Liens. The Acquired Assets constitute all material tangible assets of the Seller Entities reflected on the balance sheet included on the Most Recent Financial Statements (other than assets purchased, acquired, sold, transferred, used or consumed since the Most Recent Fiscal Quarter End in the Ordinary Course of Business and the assets specifically set forth on Section 3.7(a) of the Disclosure Schedule). This Section 3.7(a) does not apply to the Company Intellectual Property, which is exclusively addressed in Section 3.13 and the Intellectual Property License and Assignment Agreement.
(b)    Except as set forth on Section 3.7(b) of the Disclosure Schedule, each Acquired Company has, in all material respects, good and marketable title to, or a valid leasehold interest or license in, the properties and assets (tangible and intangible) used by such Acquired Company, located at its premises or shown on the balance sheet included on the Most Recent Financial Statements or acquired after the date thereof (other than assets purchased, acquired, sold, transferred, used or consumed since the Most Recent Fiscal Quarter End in the Ordinary Course of Business and the assets specifically set forth on Section 3.7(a) of the Disclosure Schedule), free and clear of all Liens, except for Permitted Liens. This Section 3.7(b) does not apply to the Company Intellectual Property, which is exclusively addressed in Section 3.13 and the Intellectual Property Assignment and License Agreement.
(c)    Assuming (i) receipt of the approvals, authorizations, and consents (and the filing of the notices and granting and issuances of licenses, orders, waivers, and permits) specifically identified in Section 3.7(c)(i) of the Disclosure Schedule and (ii) that Buyer independently were to have use of the assets or other items specifically set forth on Section 3.7(c)(ii) of the Disclosure Schedule, the Acquired Assets and the assets of the Acquired Companies, together with the services, assets (including Intellectual Property rights) and other rights and interests assigned, licensed, transferred, conveyed, delivered, or otherwise granted to Buyer pursuant to the Ancillary Agreements, are all of the assets, properties and rights primarily used or held for use by the Seller Entities and the Acquired Companies in the operation of the Business and are sufficient for the continued conduct of the Business in all material respects after the Closing in the same manner as currently conducted by Seller and its Affiliates. Except as set forth on Section 3.7(c)(i) of the Disclosure Schedule or Section 3.7(c)(ii) of the Disclosure Schedule, none of the Excluded Assets are material to the operation of the Business.
(d)    Except as set forth on Section 3.7(d) of the Disclosure Schedule, the material tangible assets (including the buildings, machinery and equipment) that are part of the Acquired Assets or are owned or leased by the Acquired Companies are free from material defects, have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purposes for which they are presently used.
(e)    Except as set forth in Section 3.7(e) of the Disclosure Schedule, the inventory of the Seller Entities included in the Acquired Assets and the inventory of the Acquired Companies consists of raw materials and supplies, manufactured and purchased products, work in process and finished goods, all of which is, to the Knowledge of Seller, useable and saleable in the Ordinary Course of Business, and none of which, to the Knowledge of Seller, is slow-moving, damaged or defective, subject in each case to the Inventory Reserve Amount. Except as set forth in Schedule 3.7(e), since January 1, 2017, the inventory of each Seller Entity relating to the Business and the inventory of the Acquired Companies have been purchased, produced, marketed and sold in the Ordinary Course of Business. Notwithstanding anything in this Agreement to the contrary, the representations and warranties set forth in this Section 3.7(e) are the sole and exclusive representations and warranties made by Seller with respect to inventory, including the sufficiency of the Inventory Reserve Amount.
3.8    Financial Statements.
(a)    Seller’s Annual Report on Form 10-K with respect to the fiscal year ended June 24, 2018 and its Quarterly Report on Form 10-Q for the three and six months ended December 30, 2018, each as filed with the Securities Exchange Commission, include true, complete and correct copies of the following financial statements (collectively, the “Cree Financial Statements”): (i) audited consolidated balance sheets, statements of income, shareholders’ equity and cash flows of Seller as of and for the fiscal years ended June 25, 2017 and June 24, 2018 (the “Most Recent Fiscal Year End”); and (ii) unaudited consolidated balance sheets, statements of income, shareholders’ equity and cash flows (the “Cree Most Recent Financial Statements”) as of and for the six (6) month period ended December 30, 2018 (the “Most Recent Fiscal Quarter End”). The Cree Financial Statements are correct and complete and consistent with the books and records of Seller (which are in turn correct and complete), have been prepared in accordance with GAAP consistently applied, and present fairly in all material respects in accordance with GAAP the financial condition, results of operation, changes in equity and cash flow of Seller and its Subsidiaries as of and for their respective dates and for the periods then ending; provided, however, that the Cree Most Recent Financial Statements are subject to normal, recurring year-end adjustments and lack notes (none of which will be material individually or in the aggregate).
(b)    Attached to Section 3.8(b) of the Disclosure Schedule are true, complete and correct copies of the following financial statements (collectively, the “Financial Statements”): (i) unaudited pro forma consolidated summary balance sheets and consolidated summary statements of income of the Business as of and for the fiscal years ended June 25, 2017 and June 24, 2018; and (ii) unaudited pro forma consolidated summary balance sheets and consolidated summary statements of income of the Business (the “Most Recent Financial Statements”) as of and for the six (6) month period ended December 30, 2018. The Financial Statements were prepared in good faith and fairly present in all material respects the financial condition and results of operations of the Business as of such respective times and for such respective time periods referred to therein. The Financial Statements are derived from the Books and Records that were utilized for the preparation of the Cree Financial Statements. Seller does not maintain separate financial statements of the Business. In certain operational areas, the Business is dependent upon centralized functional activities of Seller, the costs of which have not been allocated to the Financial Statements. The Financial Statements are presented on a carve-out basis and may differ materially from financial statements presented in accordance with GAAP, in that they do not include all year-end adjustments, audit adjustments, carve-out adjustments, or footnote disclosures and other presentation items required for the presentation of financial statement in conformity with GAAP.
(c)    Seller has provided to Buyer certain forecasted financial information regarding the Business as set forth in Section 3.8(c) of the Disclosure Schedule (the “Financial Projections”). The Financial Projections (i) were prepared in good faith and based on assumptions believed by Seller’s management to be reasonable at the time and (ii) to the Knowledge of Seller, fairly present, in summary fashion, Seller’s forecasts with respect to the specific financial metrics set forth in the Financial Projections as of and for the periods as set forth therein, it being acknowledged and agreed by Buyer that projections as to future events are not to be viewed as facts and that actual results may differ materially from projected results.
(d)    The books of account and other financial records of each of Seller and each other Seller Entity (in each case to the extent related to the Business) and each Acquired Company have been maintained in accordance with sound business practices. Each of Seller and each other Seller Entity (in each case to the extent related to the Business) and each Acquired Company maintains materially accurate books of account and other financial records reflecting its assets and liabilities and maintains a system of internal control over financial reporting that is designed to provide reasonable assurance (i) that transactions are executed with management’s authorization; (ii) that transactions are recorded as necessary to permit preparation of the financial statements of the Business and to maintain accountability for the assets of the Business; and (iii) regarding unauthorized acquisition, use or disposition of assets of the Business that could have a material effect on the Financial Statements.
(e)    Since the Most Recent Fiscal Year End, the Business has been conducted in all material respects in the Ordinary Course of Business, and there has not been any Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Section 3.8(e) of the Disclosure Schedule, since the Most Recent Fiscal Year End no Seller Entity, with respect to the Business, or Acquired Company has:
(i)    sold, leased, transferred or assigned any assets or property (tangible or intangible) with a value in excess of $[****] (individually or in the aggregate) other than sales of inventory in the Ordinary Course of Business;
(ii)    acquired, by merger, consolidation or otherwise, any business, line of business or equity interests of, any Person or division thereof, in each case, with a value in excess of $[****];
(iii)    experienced any damage, destruction or loss (whether or not covered by insurance) to its tangible assets in excess of $[****];
(iv)    received written notice from any Person regarding the acceleration, termination, material modification or cancelation of a Contract contemplating aggregate payments of more than $[****] per year, or terminated, canceled or allowed to expire any Contract (or been a party to any Contract that any other Person has terminated, cancelled or allowed to expire) which, if in existence on the date hereof, would be required to be listed on Section 3.14 of the Disclosure Schedule and contemplates aggregate payments of more than $[****] per year;
(v)    permitted or allowed any of the Acquired Assets or any of the material assets of an Acquired Company to be subjected to any Liens, other than Permitted Liens;
(vi)    issued, created, incurred or assumed any Debt involving more than $[****];
(vii)    in the case of each Acquired Company, formed any Subsidiary or amended or made any change to any of its Organizational Documents;
(viii)    (A) hired or engaged any employee whose total annual cash compensation (consisting of base salary and target bonus) is at least $[****] annually, or any material consultant who provides services primarily related to the Business, or any material consultant to an Acquired Company (for this purpose, “hire” and “engage” shall include the conversion of any individual otherwise providing services to any Seller Entity, or an Affiliate of any Seller Entity (including an Acquired Company), to an employee); or (B) terminated the employment or engagement of any person who, if employed or engaged on the date of this Agreement, would constitute an employee whose total annual cash compensation (consisting of base salary and target bonus) is at least $[****] annually, or a material consultant who provides services primarily related to the Business, or a material consultant to an Acquired Company;
(ix)    granted any increase in salary or bonus or otherwise increased the compensation or benefits payable or provided to any director, officer, employee or consultant whose annual base compensation is greater than $[****], except for annual merit increases in the Ordinary Course of Business that apply to employees broadly or set forth on Section 3.8(e)(ix) of the Disclosure Schedule required by existing Contracts;
(x)    entered into any Contract outside of the Ordinary Course of Business or for amounts payable in excess of $[****] for capital expenditures to be paid after the Closing or failed to incur capital expenditures in accordance with its capital expense budget;
(xi)    amended, terminated or canceled, or waived any material right or accelerated any material obligation under, any Material Contract, other than in the Ordinary Course of Business;
(xii)    instituted or settled any material claim or Proceeding;
(xiii)    entered into, modified or terminated any labor or collective bargaining agreement or any Employee Benefit Plan, through negotiations or otherwise, made any commitment or incurred any Liability to any labor organization;
(xiv)    instituted any material change in the conduct of the Business, cash management practices or method of purchase, sale, lease, management, marketing, distribution or operation;
(xv)    taken or omitted to take any action which would be reasonably expected to result in a Material Adverse Effect;
(xvi)    written down the value of any inventory of the Business or an Acquired Company or Acquired Assets, except for immaterial write-downs or write-offs in the Ordinary Course of Business or as otherwise required by GAAP;
(xvii)    collected its accounts receivable or paid any accrued liabilities or accounts payable or prepaid any expenses or other items, in each case other than in the Ordinary Course of Business;
(xviii)    changed its accounting methods, principles or practices, except insofar as required by GAAP;
(xix)    changed the nature or scope of the Business in any material respect; or
(xx)    agreed to any of the foregoing.
Without limiting the generality of the foregoing, except as set forth on Section 3.8(e) of the Disclosure Schedule, since the Most Recent Fiscal Year End no Acquired Company has made or revised any material Tax election or settled any Tax Liability (other than payment of Taxes in the Ordinary Course of Business), surrendered or compromised any right to claim a refund of Taxes, adopted or changed any Tax accounting method or annual accounting period, waived any statute of limitation in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, filed any amended Tax Return, entered into any closing agreement relating to Taxes, Tax sharing agreement or Tax indemnity agreement, incurred any Tax Liability other than in the Ordinary Course of Business, or applied for or obtained any Tax ruling or taken any other similar action relating to the filing of any Tax Return or the payment of any Tax.
(f)    All notes and net accounts receivable reflected on the Most Recent Financial Statements, and all net accounts receivable of the Seller Entities and the Acquired Companies generated since the Most Recent Fiscal Quarter End (the “Receivables”), constitute bona fide receivables resulting from the sale of inventory, services or other obligations in favor of the Seller Entities and the Acquired Companies in the Ordinary Course of Business. Except as set forth on Section 3.8(f) of the Disclosure Schedule, the Receivables are not subject to any pending or threatened defense, counterclaim, right of offset, returns, allowances or credits, except to the extent reserved in the final determination of the Working Capital Amount.
(g)    The accounts payable of the Seller Entities and the Acquired Companies reflected on the Most Recent Financial Statements arose from bona fide transactions in the Ordinary Course of Business, and all such accounts payable have either been paid, are not past due, are being contested by the applicable Seller Entity or Acquired Company in good faith or are reflected as a current liability in the Working Capital Amount.
3.9    Undisclosed Liabilities. The Seller Entities and the Acquired Companies do not have any Liability (in the case of a Seller Entity, relating to the Business), except for (a) Liabilities that are accrued or reserved against or disclosed in the Most Recent Financial Statements, (b) Liabilities resulting from the obligations of a Seller Entity or an Acquired Company under this Agreement or the Ancillary Agreements, (c) Liabilities and obligations pursuant to any Contract to which a Seller Entity or an Acquired Company is a party which did not result from any default, tort or breach of contract, (d) Liabilities that are included as current liabilities in the final Working Capital Amount, (e) Retained Liabilities, (f) Liabilities set forth on Section 3.9 of the Disclosure Schedule or (g) other Liabilities that do not exceed, individually or in the aggregate, $[****].
3.10    Legal Compliance.
(a)    Since January 1, 2017, each Seller Entity (in each case, with respect to the Business) and Acquired Company and their respective predecessors (if any) has complied, in all material respects, with all applicable Laws, Orders and material Permits, and no Proceeding has been filed or commenced or, to the Knowledge of Seller, threatened in writing alleging any failure so to comply. Since January 1, 2017, no Seller Entity (in each case, with respect to the Business) or Acquired Company has received any written notice or communication alleging or investigating any non-compliance of the foregoing.
(b)    Section 3.10(b) of the Disclosure Schedule sets forth a correct and complete list of all material Permits held by each Seller Entity which relates to the Business or is held by an Acquired Company. Such Permits (i) constitute all material Permits necessary for the operation of the Business as currently conducted or for the ownership or use of the Acquired Assets or the assets of the Acquired Companies, and (ii) are valid and in full force and effect. Since January 1, 2017, no Seller Entity or Acquired Company has received any written notice or communication alleging any material default under or material non-compliance with any such Permit or that any additional material Permit is required for any of the foregoing. No Proceeding is pending or threatened in writing to revoke, suspend, modify or limit (in the case of modifications or limitations, in any material respect) any Permit of any Seller Entity relating to the Business or any Acquired Company.
3.11    Tax Matters. The representations and warranties set forth in this Section 3.11, the last sentence of Section 3.8(e) and Section 3.12(c) constitute the sole and exclusive representations and warranties by Seller with respect to Taxes, and no other representation or warranty of Seller set forth in this Agreement shall be read or construed so as to address Tax matters. Seller makes no representation or warranty regarding the amount, value or condition of, or any limitations on, any Tax asset or attribute of the Acquired Companies, including net operating losses, (each, a “Tax Attribute”), or the ability of Buyer or any of its Affiliates to utilize such Tax Attributes after the Closing. Except as otherwise set forth on Section 3.11 of the Disclosure Schedule:
(a)    Each Seller Entity and Acquired Company has filed with the appropriate taxing authorities all income and other material Tax Returns (in the case of a Seller Entity, limited to Tax Returns with respect to the Business) that it was required to file. All such Tax Returns are correct and complete in all material respects. All Taxes that are due and owing by each Seller Entity and Acquired Company (in the case of a Seller Entity, limited to Taxes with respect to the Business) (whether or not shown on a Tax Return) have been paid. No Seller Entity or Acquired Company has waived any statute of limitations regarding Taxes (in the case of a Seller Entity, limited to Taxes with respect to the Business) or agreed to any extension of time regarding the payment of any Tax (in the case of a Seller Entity, limited to any Tax with respect to the Business). There are no Liens for Taxes (other than Taxes not yet due and payable) upon the Acquired Assets or the assets of an Acquired Company. Adequate reserves and accruals have been established to provide for the payment of all Taxes which are not yet due and payable by the Acquired Companies.
(b)    No deficiency or proposed adjustment has been proposed, asserted or assessed by any taxing authority against any Seller Entity (in each case, limited to deficiencies and proposed adjustments with respect to the Business) or Acquired Company that has not been paid or resolved. There is no audit, examination, investigation, assessment, claim, litigation or other Proceeding by any taxing authority now pending, proposed or, to the Knowledge of Seller, threatened against any Seller Entity (in each case, limited to Proceedings with respect to the Business) or Acquired Company.
(c)    All Taxes that are required to be withheld by each Seller Entity (in each case, limited to Taxes with respect to the Business) or Acquired Company have been withheld and, to the extent required, properly paid or deposited. No claim has been made by any taxing authority in a jurisdiction where a Seller Entity or Acquired Company does not file Tax Returns that such Seller Entity or Acquired Company is or may be, by reason of the Business in the case of a Seller Entity, subject to taxation by that jurisdiction. No Seller Entity or Acquired Company is a party to any Tax allocation, sharing or indemnity agreement, and no Seller Entity or Acquired Company is liable for the Taxes of any other Person as a transferee or successor, by Contract or otherwise (in each case, to the extent relating to the Business in the case of a Seller Entity).
(d)    No Acquired Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(e)    Each Acquired Company that is organized outside the United States is classified as an association taxable as a corporation for U.S. federal income tax purposes. Each Acquired Company that is organized in the United States is “disregarded as an entity separate from its owner” within the meaning of Treasury Regulation §301.7701-3(b)(1)(ii).
(f)    No Acquired Company has distributed stock or equity interests of another Person, or has had its stock or equity interests distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
(g)    No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) occurring or arising prior to the Closing; (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code made prior to the Closing.
3.12    Real Property.
(a)    Section 3.12(a) of the Disclosure Schedule sets forth the address, tax parcel identification number, and legal description of each parcel of Owned Real Property, as well as the titleholder of record with respect thereto. With respect to each parcel of Owned Real Property, the Person indicated on Section 3.12(a) of the Disclosure Schedule is the sole titleholder of record and owns good and marketable indefeasible fee simple absolute title and all equitable interests therein to such Owned Real Property, together with all privileges, rights, easements, hereditaments, and appurtenances thereunto belonging, free and clear of all Liens, other than Permitted Liens.
(b)    Section 3.12(b) of the Disclosure Schedule sets forth the address of each parcel of Leased Real Property and a description of each Lease and the holder of the leasehold interest with respect thereto. To the Knowledge of Seller, no party to any Lease has threatened to cancel or not renew such Lease, nor has any party thereto threatened or alleged any material breach of such Lease. Subject to the respective terms and conditions in the Leases, the Person indicated on Section 3.12(b) of the Disclosure Schedule is the sole legal and equitable owner of the leasehold interest, and has all rights in each of the Leased Real Properties and possesses good and marketable leasehold title thereto, free and clear of all Liens other than Permitted Liens. With respect to each Lease, (i) neither Seller’s nor any of its Affiliates’ possession and quiet enjoyment of the Leased Real Property under such Lease has ever been disturbed, and there are no current material disputes with respect to such Lease, (ii) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full, (iii) neither Seller nor any of its Affiliates owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to such Lease, (iv) neither Seller nor any of its Affiliates has subleased, licensed or otherwise granted any other party the right to use or occupy such Leased Real Property or any portion thereof, and there are no Persons other than Seller or its applicable Affiliate occupying or holding valid rights to occupy the Leased Real Property, (v) neither Seller nor any of its Affiliates has collaterally assigned or granted any security interest in such Lease or any interest therein, (vi) neither Seller nor any of its Affiliates has received written notice that either such Leased Real Property or the use or occupancy thereof violates in any way any applicable Permits, covenants, conditions or restrictions, whether foreign, federal, state, provincial, local or private, (vii) such Leased Real Property or the holder of the leasehold interest therein has received all required Permits in connection with the use and occupancy thereof, and (viii)  such Leased Real Property, including the mechanical systems, HVAC systems, plumbing, electrical, security, utility and sprinkler systems, are in reasonable, working condition, subject only to normal, scheduled maintenance and ordinary wear and tear, are reasonably sufficient for the operation thereof for its current use, and neither Seller nor any of its Affiliates is aware of any material structural or other physical defect or deficiency in the condition of such Improvements, and, to the Knowledge of Seller, there are no facts or conditions that would, individually or in the aggregate, interfere in any material respect with the use or occupancy of such Improvements or any portion thereof in the operation of the Business as currently conducted thereon. Seller has received no written notice that either the Leased Real Property or the use or occupancy thereof violates in any way any applicable Permits, covenants, conditions or restrictions, whether foreign, federal, state, provincial, local or private, and, to the Knowledge of Seller, the Leased Real Property or the holder of the leasehold interest therein has received all required Permits in connection with the use and occupancy thereof.
(c)    Except as set forth in Section 3.12(c) of the Disclosure Schedule, with respect to each parcel of Real Property: (i) there are no pending or, to the Knowledge of Seller, threatened condemnation Proceedings, suits or administrative actions relating to any such parcel or other matters adversely affecting the current use, occupancy or value thereof, (ii) Seller has received no written notice that the use, ownership, occupancy and operation of the Real Property in the manner in which it is now used, owned, occupied and operated does not comply in all material respects with all zoning, building, use, safety or other similar Laws, (iii) to the Knowledge of Seller, all Improvements on any such parcel are in good operating condition, ordinary wear and tear excepted, are supplied with utilities and other services necessary for the operation of the Business as currently conducted at such Real Property and sufficient for their current occupancy and use, (iv) neither Seller nor any of its Affiliates has received any notice of any special Tax, levy or assessment for benefits or betterments that affect any parcel of Real Property and, to the Knowledge of Seller, no such special Taxes, levies or assessments are pending or contemplated, (v) there are no Contracts granting to any third party or parties the right of use or occupancy of any such Real Property, and there are no third parties in possession of any such Real Property, (vi) each such Real Property abuts on and has direct vehicular access to a public road and there is no pending or, to the Knowledge of Seller, threatened termination of such access, (vii) to the Knowledge of Seller, all water, oil, gas, electrical, steam, compressed air, telecommunications, sewer, storm and waste water systems and other utility services or systems for such Real Property have been installed and are operational and sufficient for the operation of the Business as currently conducted thereon, and neither Seller nor any of its Affiliates has received any notice of discontinuance of or reduction in such services, and (viii) to the Knowledge of Seller, such Real Property is in material compliance with all applicable Laws and Permits, including, but not limited to, building, zoning, subdivision, health and safety and other land use and building codes, ordinances, statutes or Laws, including the Americans with Disabilities Act of 1990, as amended, and similar Laws in foreign jurisdictions in which a parcel of Real Property is situated, and all insurance requirements affecting such Real Property, and neither Seller nor any of its Affiliates has received notice of violation of any such Laws which have not heretofore been cured or corrected.
(d)    Except as set forth in Section 3.12(d) of the Disclosure Schedules, the Real Property constitutes all of the real property and Improvements owned, leased, subleased, licensed or otherwise used or occupied in connection with the Business. Neither Seller nor any of its Affiliates is party to any Contract or option to purchase or lease any other real property or any portion thereof or interest therein.
3.13    Intellectual Property.
(a)    The Seller Entities and the Acquired Companies own and possess, or have the right to use pursuant to a valid and enforceable written Contract, the Assigned Intellectual Property, Acquired Company Intellectual Property and Licensed Intellectual Property (together, the “Company Intellectual Property”). The Company Intellectual Property constitutes all of the Intellectual Property owned by the Seller Entities and the Acquired Companies that is necessary for the conduct of the Business as currently conducted and the continued operation of the Business consistent with past practices. The Assigned Intellectual Property is not subject to any outstanding Order restricting the use or licensing thereof by any Seller Entity or any Acquired Company, and none of such Assigned Intellectual Property, and to the Knowledge of Seller none of the Licensed Intellectual Property, has been determined by any Governmental Body to be invalid or unenforceable. The consummation of the Transactions will not adversely affect the validity or enforceability of any Company Intellectual Property and will not result in the loss of use of, or the loss of the right, to any Company Intellectual Property.
(b)    Except as set forth on Section 3.13(b)(i) of the Disclosure Schedule, since January 1, 2017, no claims, requests for indemnification or threats from any third party have been made or asserted by any other Person in writing that any Seller Entity or any Acquired Company infringes, has infringed, contributed to or induced infringement of, misappropriated, interfered with the Intellectual Property rights of any other Person, violated any other proprietary rights of any other Person (including rights to privacy or publicity), or is taking or has taken any action that constitutes unfair competition, nor has any Seller Entity or Acquired Company received any invitations to license a third party’s Intellectual Property, in each case with respect to the Business. Except as set forth on Section 3.13(b)(i) of the Disclosure Schedule, to the Knowledge of Seller, no Seller Entity nor any Acquired Company is on written notice of any fact or circumstance that would form the basis for any claim of such infringement, misappropriation, violation or action described in the foregoing sentence. Except as set forth on Section 3.13(b)(ii) of the Disclosure Schedule, since January 1, 2017, no Seller Entity nor any Acquired Company has made any charge, complaint, claim, demand or notice alleging in writing that any other Person has interfered with, challenged, infringed upon, misappropriated, or violated any Intellectual Property rights of any Seller Entity relating to the Business or any Acquired Company. No Seller Entity nor any Acquired Company has any obligation to indemnify any third party against any infringement, violation or misappropriation of any Intellectual Property right of a third party other than as required by Law, or as provided in a Contract, or to customers in the Ordinary Course of Business. The foregoing representations and warranties in this Section 3.13(b) are the only representations of the Seller regarding interference, challenge, infringement, misappropriation or violation of Intellectual Property, and no other representations or warranties in this Article 3 shall be deemed to apply to any such matters.
(c)    Sections 3.13(c)(i)-(iii) of the Disclosure Schedule identify the following Assigned Intellectual Property that in each case is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Body or registrar, and is owned by the Seller Entities and the Acquired Companies in connection with, or is otherwise used or held for use in the conduct of the Business: (i) issued patents and patent applications and counterparts claiming priority therefrom, and all related continuations, continuations-in-part, divisionals, reissues, re‑examinations, substitutions, and extensions thereof (together, the “Patents”); (ii) trademarks, service marks, logos, slogans, trade dress, trade names (including social media user account names), and other source or business identifiers, together with all of the goodwill of the business associated with each of the foregoing (together, the “Trademarks”); (iii) works of authorship and other copyrightable subject matter, whether or not published, including advertising and promotional materials, packaging designs, Software, compilations of data (including recipes and formulae), and website content, (together, the “Copyrights”). Section 3.13(c)(iv) of the Disclosure Schedule identifies all Internet domain names included in the Assigned Intellectual Property that are owned by the Seller Entities relating to the Business and the Acquired Companies. The Seller Entities and the Acquired Companies have sufficient rights to use all Trade Secrets owned by each of them that are necessary for or otherwise material to the Business to conduct the Business as currently conducted (collectively, the “Material Trade Secrets”). To the Knowledge of Seller, the Material Trade Secrets constitute all Trade Secrets necessary for or otherwise material to the Business to conduct the Business as currently conducted.
(d)    Except as set forth on Section 3.13(d) of the Disclosure Schedule, each Seller Entity and Acquired Company has sufficient right, title and interest in and to, free and clear of any Lien, license, or other restriction or limitation regarding use, all the Company Intellectual Property (subject to the applicable licenses pursuant to Intellectual Property Agreements listed in Section 3.14(a)(xviii) of the Disclosure Schedule) as currently used in the conduct of the Business.
(e)    Each Seller Entity and Acquired Company has in all material respects made all necessary filings and paid all necessary registration, maintenance and renewal fees to maintain the Assigned Intellectual Property that is owned by such Seller Entity or Acquired Company, and has in all material respects filed all documents and certificates with authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of establishing such Seller Entity’s or Acquired Company’s ownership of Assigned Intellectual Property that is owned or purported to be owned by such Seller Entity or Acquired Company.
(f)    Except as set forth on Section 3.13(f) of the Disclosure Schedule, and subject to the terms and conditions of the Intellectual Property Assignment and License Agreement, each item of Company Intellectual Property will be owned or available for use by Buyer immediately subsequent to the Closing on identical terms and conditions as owned or used by the Seller Entities or the Acquired Companies immediately prior to the Closing in all material respects. The consummation of the Transactions will not adversely affect the validity or enforceability of the Company Intellectual Property under applicable Law and will not result in the loss of use of, or the loss of the right to, any Company Intellectual Property.
(g)    Each Seller Entity and Acquired Company owns and possesses or has the right to use pursuant to a valid and enforceable written Contract, all Software used by such Seller Entity in the operation of the Business or such Acquired Company.
(h)    No Seller Entity or Acquired Company has used or does use any Open Source Software or any modification or derivative thereof in a manner that requires any Seller Entity or Acquired Company to (A) disclose or distribute the source code to any of the Existing Business Products, (B) license or provide the source code to any of the Existing Business Products for the purpose of making derivative works, or (C) make available for redistribution to any Person the source code to any of the Existing Business Products at no or minimal charge.
(i)    Except as set forth on Section 3.13(i) of the Disclosure Schedule, all Persons who have contributed, developed or conceived, or who were involved in the contribution, development or conception of, any Assigned Intellectual Property owned by the Seller Entities or the Acquired Companies, or any Existing Business Products, have done so pursuant to a valid and enforceable agreement that protects the confidential information of the Seller Entities and the Acquired Companies and assigns or grants the Seller Entities and the Acquired Companies (and, in the case of Cree Canada, waives any moral rights) exclusive ownership of the Person’s contribution, development or conception, or in cases where no such agreement exists, the Seller Entities or the Acquired Companies exclusively own such Person’s contribution, development or conception by operation of law. To the Knowledge of Seller, no third party has any claim to any right, title or interest in any Assigned Intellectual Property owned by the Seller Entities or the Acquired Companies that is inconsistent with the assignment to the applicable Seller Entities or Acquired Companies described in this Section 3.13(i).
(j)    Except as set forth on Section 3.13(j) of the Disclosure Schedule, no Seller Entity or Acquired Company is a party to or otherwise bound by any settlement or consent agreement, covenant not to sue, non-assertion assurance, release or other similar agreement that could reasonably be expected, individually or in the aggregate, to materially and adversely affect any Seller Entity’s or Acquired Company’s rights to own, use, make, transfer, encumber, assign, license, distribute, convey, sell, enforce or otherwise exploit any Assigned Intellectual Property that is included in the Acquired Assets or is owned by any Acquired Company. No Seller Entity or Acquired Company is under any obligation, whether written or otherwise, to develop any Intellectual Property (including any elements of any Existing Business Products) for any third party (including any customer or end user).
(k)    Each Seller Entity and Acquired Company has taken reasonable steps to protect and preserve the confidentiality of all Trade Secrets relating to the Business, and all use, disclosure or appropriation thereof by or to any third party has been pursuant to the terms of a written agreement between such third party and the applicable Seller Entity or Acquired Company. Each Seller Entity and Acquired Company has complied in all material respects with all of its confidentiality obligations under each Contract relating to the Business to which such Seller Entity and Acquired Company is a party.
(l)    Each Seller Entity and Acquired Company is in compliance in all material respects and since January 1, 2018 has been in compliance in all material respects with all Data Security Requirements relating to privacy, data protection, and the collection, storage, transmission and use of Personal Data collected, used, or held for use by each Seller Entity and Acquired Company. Each Seller Entity and Acquired Company has contractually obligated each third party service provider it engages to service, host or manage Business Data to take reasonable steps to protect and secure from unauthorized access or disclosure Business Data acquired in connection with providing such services and to comply with all Data Security Requirements, as applicable, and restrict use of Business Data acquired in connection with providing such services to any Seller Entity or Acquired Company to those authorized or required under such arrangement.
(m)    No notices have been received by, and no claims, charges or complaints have been made in writing against, any Seller Entity or Acquired Company by any Governmental Body or Person alleging a violation in connection with the Business of any Person’s data privacy, data protection or data security rights or a violation of any Data Security Requirements. To the Knowledge of Seller, there have not been any incidents of data security breaches, unauthorized access or use of any of the IT Systems included in the Acquired Assets or on which Business Data is stored, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Business Data. To the Knowledge of Seller, there have been no facts or circumstances that would require any Seller Entity or Acquired Company to give notice to any customers, vendors, consumers or other similarly situated Persons of any data security breaches pursuant to any Data Security Requirement.
(n)    Each Seller Entity and Acquired Company, to the extent required by Data Security Requirements, clearly and conspicuously posts consumer-facing privacy policies providing complete and accurate notice, in all material respects, of the data privacy, data protection, and data security practices of the Business regarding the processing of Personal Data in connection with the operation of the Business.
(o)    The Seller Entities and the Acquired Companies own, lease, license, or otherwise have the legal right to use all IT Systems. The Seller Entities and the Acquired Companies maintain privacy, security, disaster recovery and business continuity plans, controls, policies, procedures and facilities that are commercially reasonable. In the last twelve (12) months, to the Knowledge of Seller, there has not been any material failure with respect to any of the IT Systems that has not been remedied or replaced in all material respects.
(p)    Notwithstanding anything in this Agreement to the contrary, the representations and warranties set forth in in this Section 3.13 are the sole and exclusive representations and warranties made by Seller with respect to cybersecurity and data privacy, Intellectual Property and Intellectual Property matters.
3.14    Contracts.
(a)    Section 3.14(a) of the Disclosure Schedule lists the following Contracts (x) that are Acquired Contracts and to which Seller or any of its Affiliates is a party or (y) to which an Acquired Company is a party, in each case as of the date hereof:
(i)     each Contract with any Person listed or required to be listed on Section 3.21(a) or Section 3.21(b) of the Disclosure Schedule;
(ii)    each Contract with any current employee, officer, director, manager, consultant or independent contractor that provides services to the Business or an Acquired Company that cannot be terminated on notice of 30 days or less without any obligation (A) with annual required payments in excess of $[****] or (B) that provides post-termination or severance payments or benefits with a value in excess of $[****];
(iii)    each Contract that restricts or prohibits any Seller Entity (in each case, with respect to the Business) or Acquired Company from soliciting customers, suppliers, or employees, conducting business in any markets or territories, or competing with any Person (including any such Contract with any restriction relating to geography or Persons with whom a Seller Entity or Acquired Company is prohibited to engage in any business);
(iv)    each Contract pursuant to which any Person provides management or administrative services to any Seller Entity (in each case, with respect to the Business) or Acquired Company with annual required payments in excess of $[****] and that cannot be terminated on notice of 30 days or less without any obligation or pursuant to which any Seller Entity or Acquired Company provides management or administrative services to any other Person and each other Contract with any Seller Entity (in each case, with respect to the Business), Acquired Company or any other Person to which any Seller Entity or Acquired Company provides business, administrative, back office or other similar services with annual required payments in excess of $[****] and that cannot be terminated on notice of 30 days or less without any obligation;
(v)    each Lease, rental or occupancy agreement, license to real property, installment and conditional sale agreement (except personal property leases and installment and conditional sales agreements having aggregate payments of less than $[****] and with terms of less than one year);
(vi)    each Contract for the purchase by any Seller Entity (in each case, with respect to the Business) or Acquired Company of any supply or product that calls for performance over a period of more than one year (other than any such Contract that (A) is or on the Closing Date will be terminable at will or upon not more than 30 days’ notice without any obligation or (B) contemplates aggregate payments of less than $[****] per year);
(vii)    any Contract with a sales representative, manufacturer’s representative, distributor, dealer, broker, sales agency, advertising agency or other Person engaged in sales, distributing or promotional activities in each case creating an exclusive relationship with any Seller Entity (in each case, with respect to the Business) or Acquired Company, or any agreement to act as one of the foregoing on behalf of the Business or an Acquired Company on an exclusive basis;
(viii)    any Contract, whether or not fully performed, relating to any acquisition or disposition of any Subsidiary, business, division or line of business of an Acquired Company or the Business;
(ix)    each joint venture, partnership or Contract (in the case of a Contract to which a Seller Entity is a party, relating to the Business) involving a sharing of profits, losses, costs or Liabilities with any other Person;
(x)    each power of attorney granted by any Seller Entity relating to the Business or any Acquired Company;
(xi)    each Contract with any Governmental Body (in the case of such a Contract to which a Seller Entity is a party, relating to the Business);
(xii)    each Contract under which any Seller Entity or Acquired Company has incurred or guaranteed any outstanding Debt (in the case of such a Contract to which a Seller Entity is a party, relating to the Business), in each case in excess of $[****] or encumbering any of the Acquired Assets or any assets of an Acquired Company in excess of $[****];
(xiii)    each Contract providing for the payment of any cash or other compensation or benefits upon the consummation of the Transactions;
(xiv)    each Contract with any labor union (in the case of such a Contract to which a Seller Entity is a party, to the extent relating to the Business);
(xv)    each Contract under which any Seller Entity (and which relates to the Business) or any Acquired Company has advanced or loaned to any other Person outstanding amounts in the aggregate exceeding $[****];
(xvi)    any settlement, conciliation, leniency or similar agreement (with respect to a Seller Entity, relating to the Business) with any Governmental Body pursuant to which any Seller Entity (in each case, with respect to the Business) or Acquired Company will have any continuing obligations following the Closing Date;
(xvii)    any “take or pay” Contract (in the case of a Contract with a Seller Entity, relating to the Business) or any other Contract (in the case of a Contract with a Seller Entity, with respect to the Business) that requires any Seller Entity or Acquired Company to purchase or sell products or services exclusively, or purchase or sell a minimum quantity or value of products or services, to or from any Person or containing a “most favored nation” or “most favored customer” or similar provision in favor of the other party (in each case, other than any such Contract that (A) is or on the Closing Date will be terminable at will or upon not more than 30 days’ notice by Buyer without any obligation or (B) contemplates aggregate payments of less than $[****] per year); and
(xviii)    each Intellectual Property Agreement (in the case of an Intellectual Property Agreement with a Seller Entity, relating to the Business).
(b)    Seller has delivered to Buyer a correct and complete copy of each written Material Contract, together with all amendments, exhibits, attachments, waivers or other changes thereto. There are no oral Material Contracts.
(c)    Each Material Contract is legal, valid, binding, enforceable, in full force and effect, subject to the Enforceability Limitations. Except as set forth on Section 3.14(c) of the Disclosure Schedule, (i) no Material Contract has been materially breached or canceled by any Seller Entity or Acquired Company or, to the Knowledge of Seller, any other party thereto, and, since January 1, 2017, no Seller Entity or Acquired Company has received any written notice of termination, cancellation, material modification, acceleration or material breach or default with respect to any Material Contract, (ii) each Seller Entity and Acquired Company has performed, in all material respects, all material obligations under such Material Contracts required to be performed by such Seller Entity or Acquired Company, (iii) there is no existing fact or event which, upon giving of notice or lapse of time or both, would constitute a material breach or default by the Seller Entity or Acquired Company party thereto under any such Material Contract or would permit the termination, material modification or acceleration of such Acquired Contract or Material Contract, and (iv) no Seller Entity or Acquired Company has assigned, delegated or otherwise transferred to any third party any of its rights, title or interest under any such Material Contract.
3.15    Insurance.
(a)    Section 3.15(a)(i) of the Disclosure Schedule contains a true, complete and correct list of insurance policies maintained as of the date hereof by the Seller Entities (in each case, with respect to the Business) or the Acquired Companies, other than, for the avoidance of doubt, the Employee Benefit Plans. Except as set forth in Section 3.15(a)(ii) of the Disclosure Schedule, there is no material claim by any Seller Entity, Acquired Company or any other Person pending under any such policies and bonds as to which coverage has been questioned, denied or disputed in writing by the applicable insurers or any underwriters, brokers, agents, adjustors or other representatives of the applicable insurers. All premiums payable under all such policies have been paid.
(b)    Section 3.15(b) of the Disclosure Schedule sets forth a list of all product liability claims related to the Business made since [****] under the product liability insurance policies maintained by the Seller or any of its Affiliates.
3.16    Litigation. Except as set forth in Section 3.16 of the Disclosure Schedule, there are no material written claims, charges, Proceedings or Orders pending or, to the Knowledge of Seller, threatened against any Acquired Company or relating to or affecting the Business or the Transactions. There is no material outstanding Order to which any Acquired Company is subject or to which any Seller Entity is subject with respect to the Business. Section 3.16 of the Disclosure Schedule also sets forth, as of the date hereof, an accurate list and description of all currently pending material written claims, charges or Proceedings that any Acquired Company or any Seller Entity (in each case, with respect to the Business) has initiated against any other Person since January 1, 2017.
3.17    Employees.
(a)    Section 3.17(a) of the Disclosure Schedule sets forth, as of the date hereof, a complete and correct list of: (y) all Acquired Companies Employees and (z) all Business Employees (the Acquired Companies Employees and Business Employees collectively, “Company Employees”), showing for each: (i) name, (ii) initial hire date, most recent hire date, and Seller’s adjusted hire date, (iii) current job title, (iv) full- or part-time status, (v) exempt or non-exempt status, (vi) the legal employer or employers of such employee, (vii) if on leave, the start date and period of leave and anticipated return to work date, (viii) actual wages, salary, bonus, commission and other remuneration paid during 2018, and (ix) 2019 regular hourly wage, base salary rate and commissions rate (as applicable) and 2019 target bonus (if any). Section 3.17(a) of the Disclosure Schedule also sets forth a complete and correct list of all independent contractors, consultants, temporary employees, and leased employees currently performing services or under contract to perform future services for an Acquired Company or in connection with the operations of the Business (collectively, “Contingent Workers”), which list is current as of the date hereof and includes: (i) the Seller Entity or Acquired Company engaging each Contingent Worker; (ii) a description of the work performed by each Contingent Worker; (iii) the name of the third party temporary agency through whom any temporary workers are obtained, if any; (iv) a description of the fee or compensation arrangements pertaining to such Contingent Worker; (iv) the start date; and (v) the estimated completion date.
(b)    Seller has provided Buyer with complete and correct copies of (i) all existing severance, accrued vacation or other leave agreement, policies or retiree benefits of any officer, employee or consultant of an Acquired Company or the Business, (ii) the form of all employee trade secret, non-compete, confidentiality, non-disclosure and invention assignment agreements with respect to an Acquired Company or the Business and (iii) all manuals and handbooks applicable to any current director, manager, officer, employee of any Acquired Company or Seller Entity (in each case, with respect to a Seller Entity, to the extent relating to the Business). All Business Employees have entered into and duly executed the form agreement(s) described in the foregoing clause (ii). The employment Contract or consulting arrangement of each officer, employee or consultant of each Acquired Company (except Cree Canada) and each Seller Entity with respect to the Business is, subject to applicable Laws involving the wrongful termination of employees, terminable at will by the applicable Acquired Company or Seller Entity as the case may be, and subject only to the terms set forth in severance plans and employment Contracts, which severance plans and employment Contracts are set forth in Section 3.17(b) of the Disclosure Schedule and have been provided to Buyer in the course of due diligence. Except with respect to the employment Contracts set forth in Section 3.17(b) of the Disclosure Schedule, no Company Employee is subject to any Contract with any Seller Entity or Acquired Company. The employment Contract or consulting arrangement of each officer, employee or consultant of Cree Canada is, subject to applicable Laws involving the wrongful termination of employees, terminable upon reasonable notice by Cree Canada and subject to the severance plans and employment Contracts set forth in Section 3.17(b) of the Disclosure Schedules.
(c)    Section 3.17(c) of the Disclosure Schedule sets forth, as of the date hereof, with respect to each Acquired Company and Seller Entity, each union or labor organization or other person purporting to act as exclusive bargaining representative (“Union”) of any Company Employees or Contingent Workers. Except as set forth on Section 3.17(c) of the Disclosure Schedule, within the last three (3) years, no Acquired Company or Seller Entity (in each case, with respect to the Business) has been a party to, or bound by, any collective bargaining agreement with a Union representing any employees. There are no work rules or practices agreed to with any Union, except as specifically stated in the collective bargaining agreements listed in Section 3.17(c) of the Disclosure Schedule, that are binding on any Acquired Company or Seller Entity with respect to any of the operations of the Acquired Company or the Business, or with respect to any Company Employee or Contingent Worker. Within the last three (3) years, no Seller Entity (in each case, with respect to the Business) or Acquired Company has experienced (nor, to the Knowledge of Seller, has it been threatened with) any strike, lockout, slowdown, work stoppage, other material concerted interference with normal operations, or material grievance, claim of unfair labor practices, or other collective bargaining dispute within the past three (3) years. Within the last three (3) years, no Seller Entity (in each case, with respect to the Business) or Acquired Company has committed any unfair labor practice, and no Seller Entity (in each case, with respect to the Business) or Acquired Company is subject to any pending grievance or arbitration proceeding arising out of or under a collective bargaining agreement or the employment relationship. To the Knowledge of Seller, no organizational effort is presently being made or threatened by or on behalf of any Union with respect to any employees of any Seller Entity (in each case, with respect to the Business) or Acquired Company, nor has there been any such organizational effort within the last three years. Except as set forth on Section 3.17(c) of the Disclosure Schedule, no Union claims or demands to represent any Company Employees or Contingent Workers, and no question concerning representation exists. No Seller Entity (in each case, with respect to the Business) or Acquired Company has any employee or former employee that has any right to be rehired by any Seller Entity or Acquired Company prior to such Seller Entity or Acquired Company hiring a Person not previously employed by such Seller Entity or Acquired Company. Each Seller Entity (in each case, with respect to the Business) and Acquired Company has paid in full to all of its employees all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees.
(d)    Each Seller Entity and Acquired Company, has been for the past three (3) years, and is in compliance in all material respects with all applicable Laws pertaining to labor, employment and employment practices, and conditions of employment to the extent they relate to employees, former employees or independent contractors of an Acquired Company or, in the case of a Seller Entity, the Business, including compliance in all material respects with all Laws regarding discrimination, retaliation, harassment, equal pay, plant closures and layoffs, wrongful termination, whistleblowing, misclassification of employees and independent contractors, occupational safety and health, immigration, and wages and hours (including compliance with Laws relating to overtime pay, meal and rest periods, travel time, on-call and piece rate pay). There are no complaints in writing, actions, suits, claims, investigations, audits or other Proceedings against any Seller Entity (in each case, with respect to the Business) or Acquired Company pending or, to the Knowledge of Seller, threatened, to be filed, by or with any Governmental Body in connection with any employment policies or practices of any Seller Entity (in each case, with respect to the Business) or Acquired Company, the employment or separation of employment of any current or former Company Employee or Contingent Worker, or in connection with the use of any independent contractor of any Seller Entity (in each case, with respect to the Business) or Acquired Company. There are no, and within the last three (3) years there have been no formal grievances, complaints in writing or charges with respect to employment or labor matters (including allegations of employment discrimination, sexual or other discriminatory harassment, sexual assault, retaliation or unfair labor practices) pending or, to the Knowledge of Seller, threatened against any Seller Entity (in each case, with respect to the Business) or Acquired Company in any judicial, regulatory or administrative forum, under any private dispute resolution procedure. Except as set forth on Section 3.17(d) of the Disclosure Schedule, within the past three (3) years, no Company Employee or Contingent Worker has made any formal internal complaint in writing with respect to allegations of employment discrimination, sexual or other discriminatory harassment, sexual assault, retaliation, unfair labor practices or the failure to properly pay wages. No Seller Entity (in each case, with respect to the Business) or Acquired Company is, or since January 1, 2017 has been, subject to any order, decree, injunction or judgment by any Governmental Body or private settlement contract in respect of any claim alleging or asserting facts, which if true, would constitute violations of the labor or employment Laws.
(e)    All individuals who have performed services for a Seller Entity (in each case, with respect to the Business) or an Acquired Company or who otherwise have claims for compensation from a Seller Entity or an Acquired Company have been properly classified as an employee or independent contractor pursuant to all applicable Laws, including the Code and ERISA.
(f)    Each Seller Entity (in each case, with respect to the Business) and, where required by Law, each Acquired Company has been, since January 1, 2017, and is, in material compliance with the terms of the Immigration Reform and Control Act of 1988, as amended, and all related regulations promulgated thereunder and any other immigration Laws. Since January 1, 2017, a Form I-9 has been completed and retained with respect to each employee of each Seller Entity (in each case, with respect to the Business) and, where required by Law, each Acquired Company.
(g)    Each Seller Entity (in each case, with respect to the Business) and, where required by Law, each Acquired Company has been, since January 1, 2017, and is, in material compliance with the Worker Adjustment and Retraining Notification Act (“WARN”) and similar Laws and have no Liabilities pursuant thereto. No Seller Entity (in each case, with respect to the Business) or Acquired Company has implemented any plant closing or layoff of employees that could implicate the WARN Act within the past twelve (12) months, and no employees have experienced or will experience an employment loss as defined in WARN in the ninety (90) day period preceding the Closing.
(h)    Except as set forth in Section 3.17(h) of the Disclosure Schedule, no Seller Entity (in each case, with respect to the Business) or Acquired Company is subject to any affirmative action obligations under any Law, including Executive Order 11246, and no Seller Entity (in each case, with respect to the Business) or Acquired Company is a government contractor or subcontractor for purposes of any Law with respect to the terms and conditions of employment, including the Service Contracts Act or prevailing wage Laws.
(i)    All Company Employees have been properly classified as exempt or non-exempt pursuant to all applicable Laws, including under the Fair Labor Standards Act and state and local wage and hour Laws.
(j)    To the Knowledge of Seller, no authorized representative of any Acquired Company or Seller Entity (in each case, with respect to the Business) has made any promise or guarantee, to any Company Employee or Contingent Worker regarding: (i) whether Buyer intends to retain such individual; or (ii) terms and conditions on which Buyer may retain or offer to retain such individual, except for the severance plans set forth in Section 3.17(j) of the Disclosure Schedule.
(k)    To the Knowledge of Seller, no Company Employee: (i) is party to any agreement with any prior employer that limits or purports to limit the ability of the Company Employee to compete in any line of business or with any Person or in any geographic area or during any period of time; or (ii) has any other obligations to a prior employer that is violated by the performance of the Company Employee’s duties on behalf of the Acquired Companies or Seller Entities (as applicable).
(l)    To the Knowledge of Seller, except as set for in Section 3.17(l) of the Disclosure Schedule, there have been no workplace accidents, injuries, or exposures in the last twelve (12) months involving any Company Employee which are likely to result in, but have not yet resulted in, a material claim for worker’s compensation payments or benefits.
(m)    Except as set forth in Section 3.17(m) of the Disclosure Schedule, no Seller Entity (in each case, with respect to the Business) or Acquired Company has any policy, plan or program of paying severance pay or any form of severance compensation in connection with the termination of any Company Employees or Contingent Workers.
3.18    Employee Benefits.
(a)    Section 3.18(a) of the Disclosure Schedule lists each Employee Benefit Plan that any Seller Entity or any Acquired Company maintains or to which any Seller Entity or any Acquired Company contributes or has any obligation to contribute or with respect to which any Seller Entity or any Acquired Company has any Liabilities for employees (in the case of a Seller Entity, Transferred Employees or Continuing Employees).
(i)    Each such Employee Benefit Plan (and each related trust, insurance Contract, or fund) has been maintained, funded and administered in accordance with the terms of such Employee Benefit Plan and complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code, and other applicable Laws.
(ii)    All required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) have been timely filed or distributed in all material respects in accordance with the applicable requirements of ERISA and the Code and other applicable Laws with respect to each such Employee Benefit Plan. The requirements of COBRA and other applicable Laws have been met in all material respects with respect to each such Employee Benefit Plan and each Employee Benefit Plan maintained by an ERISA Affiliate that is an Employee Welfare Benefit Plan subject to COBRA or other applicable Law.
(iii)    All contributions (including all employer contributions and employee salary reduction contributions) that are due have been made within the time periods prescribed by ERISA and the Code and other applicable Law to each such Employee Benefit Plan that is an Employee Pension Benefit Plan and all contributions for any period ending on or before the Closing Date which are not yet due have been made to each such Employee Pension Benefit Plan or accrued in accordance with the past custom and practice of the Seller Entities and the Acquired Companies. All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each such Employee Benefit Plan that is an Employee Welfare Benefit Plan.
(iv)    Each such Employee Benefit Plan which is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code is so qualified and has received a current determination, opinion, or advisory letter from the Internal Revenue Service that such Employee Benefit Plan is so qualified, and nothing has occurred since the date of such determination that would adversely affect the qualified status of any such Employee Benefit Plan.
(v)    Except as set forth in Section 3.18(a)(v) of the Disclosure Schedule, there have been no Prohibited Transactions with respect to any such Employee Benefit Plan or any Employee Benefit Plan maintained by an ERISA Affiliate. To the Knowledge of Seller, no Fiduciary has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Benefit Plan. No Proceeding with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of Seller, threatened. No Employee Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Body or the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Body.
(vi)    Seller has made available to Buyer correct and complete copies of the plan documents and summary plan descriptions, the most recent determination, opinion, or advisory letter received from the Internal Revenue Service, the most recent annual report (Form 5500, with all applicable attachments), and all related trust agreements, insurance Contracts, all other funding arrangements which implement each such Employee Benefit Plan and any material correspondence with the IRS, DOL, PBGC or any other applicable Governmental Body within the last three years.
(vii)    There has been no amendment to, announcement by any Seller Entity, Acquired Company any of their Affiliates relating to, or change in eligibility or coverage under, any Employee Benefit Plan or collective bargaining agreement that would materially increase the annual expense of maintaining such plan above the level of the expense incurred for the most recently completed fiscal year. None of the Seller Entities, Acquired Companies any of their Affiliates has any commitment or obligation, to adopt, amend, modify or terminate any Employee Benefit Plan or any collective bargaining agreement.
(b)    Neither the Seller Entities, Acquired Companies nor any ERISA Affiliate contributes to, has any obligation to contribute to, or has any Liability (including withdrawal liability as defined in ERISA Section 4201) under or with respect to (i) any Employee Pension Benefit Plan that is a “defined benefit plan” (as defined in ERISA Section 3(35)), (ii) any Employee Benefit Plan that is a “registered pension plan” (as defined in the Income Tax Act, (Canada)); (iii) any Multiemployer Plan or (iv) any multiple employer welfare arrangement, in each case, with respect to a Seller Entity, to the employees of the Business.
(c)    No Seller Entity or Acquired Company maintains, contributes to or has any obligation to contribute to, or has any Liability or potential Liability with respect to, any Employee Welfare Benefit Plan or other arrangement providing health or life insurance or other welfare-type benefits for current or future retired or terminated employees (or any spouse or other dependent thereof) of any Seller Entity or Acquired Company (in the case of any Seller Entity, with respect to the employees of the Business) other than in accordance with COBRA or applicable foreign Law.
(d)    Except as set forth on Section 3.18(d) of the Disclosure Schedule, the consummation of the Transactions will not accelerate the time of the payment or vesting of, or increase the amount of, or result in the forfeiture of compensation or benefits due to employees of the Business under, any Employee Benefit Plan.
(e)    Section 3.18(e) of the Disclosure Schedule lists each written agreement, contract, or other arrangement—whether or not an Employee Benefit Plan (collectively a “Plan”)—to which any Seller Entity or Acquired Company is a party that is a “nonqualified deferred compensation plan” subject to Code Section 409A. Each such Plan complies in all material respects with the requirements of Code Section 409A and any Internal Revenue Service guidance issued thereunder. No Seller Entity or Acquired Company has any actual or potential obligation to reimburse or otherwise “gross-up” any Person for the interest or additional tax set forth under Section 409A(a)(1)(B) of the Code.
(f)    The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code; or (ii) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code.
3.19    Debt. Except as set forth on Section 3.19 of the Disclosure Schedule, no Seller Entity or Acquired Company has any Debt or is liable for any Debt of any other Person (in each case, other than the Acquired Company Closing Debt) that is secured by the Acquired Assets or the assets of an Acquired Company.
3.20    Environmental, Health, and Safety Matters. Except as set forth on Section 3.20 of the Disclosure Schedule:
(a)    Each Seller Entity and Acquired Company has complied and is in compliance, in each case in all material respects, with all Environmental, Health, and Safety Requirements (in the case of each Seller Entity, relating to the Business), including, the California Safe Drinking Water and Toxic Enforcement Act of 1986 and the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Regulations 2012 (as amended).
(b)    Without limiting the generality of the foregoing, each Seller Entity and Acquired Company has obtained, has complied in all material respects, and is in compliance in all material respects, with all Permits and other authorizations that are required pursuant to Environmental, Health, and Safety Requirements for the operation of the Business as currently conducted (“Environmental Permits”). A list of all Environmental Permits is set forth on Section 3.20(b) of the Disclosure Schedule. To the Knowledge of Seller, no material change in facts or circumstances reported or assumed in the applications for or the granting of the Environmental Permits exists. There are not any Proceedings pending or, to the Knowledge of Seller, threatened to revoke, modify or limit any of the Environmental Permits or which would jeopardize the validity of any of the Environmental Permits.
(c)    No Seller Entity or Acquired Company has received any written or, to the Knowledge of Seller, verbal claim, action, complaint, cause of action, citation, Order, investigation or notice, report or other information, in each case, that is outstanding or unresolved, regarding any actual or alleged violation of Environmental, Health, and Safety Requirements relating to the Business or the operation of the facilities of any of the Acquired Companies or Seller Entities relating to the Business, or any Liabilities or potential Liabilities (including any investigatory, remedial or corrective action obligations), relating to the Real Property, current or former facilities or the Business arising under Environmental, Health, and Safety Requirements.
(d)    No property or facility owned or, to the Knowledge of Seller, leased or operated by any Acquired Company or any Seller Entity (in the case of a Seller Entity, in connection with the Business) contains: (i) any underground storage tanks currently (ii) friable or damaged asbestos containing materials that must be encapsulated, removed or abated under any Environmental, Health, and Safety Requirement or (iii) any polychlorinated biphenyls (“PCBs”) or transformers, capacitors, ballasts, or other equipment which contain dielectric fluid containing PCBs that must be removed or abated under any Environmental, Health, and Safety Requirement.
(e)    No Seller Entity (in each case, with respect to the Business) or Acquired Company has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or Released any substance, including any Hazardous Substance, or owned or operated any property or facility (and to the Knowledge of Seller no such property or facility is contaminated by any Hazardous Substance) in a manner that has given or would give rise to material Liabilities, including any material Liability for investigation costs, response costs, remedial costs, corrective action costs, personal injury, property damage, natural resources damages or attorney and consultant fees and costs, pursuant to CERCLA or the Solid Waste Disposal Act, as amended, or any other Environmental, Health, and Safety Requirements.
(f)    No Environmental Lien or environmental land use restriction has attached to or been placed on the Owned Real Property or, to the Knowledge of the Seller any Leased Real Property or other property now or formerly operated or used by any Seller Entity (in connection with the Business) or any Acquired Company or any of their predecessors.
(g)    No Seller Entity (in each case, with respect to the Business) or Acquired Company has, either expressly or, to the Knowledge of Seller, by operation of Law, assumed or undertaken any Liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental, Health, and Safety Requirements.
(h)    None of the Real Property or any other property now or, to the Knowledge of Seller, formerly owned, operated or used by an Acquired Company or in connection with the Business is listed or proposed for listing on the National Priorities List pursuant to CERCLA, or listed on the Comprehensive Environmental Response Compensation Liability Information System List, or any similar state list of sites.
(i)    To the Knowledge of Seller, there are no material Liabilities arising from environmental conditions or circumstances, or occupational health or safety conditions or circumstances, on the Real Property that pose a risk to the health or safety of Persons, employees, consultants or independent contractors, or an unreasonable risk to the environment.
(j)    Section 3.20(j) of the Disclosure Schedule lists each written Phase I or II environmental assessment, health and safety audit, soil or soil vapor or groundwater investigation report, corrective action report, response or remedial action report, risk assessment, environmental compliance audit, or other similar report within Seller’s possession or control regarding environmental, health and safety issues relating to the Real Property (“Environmental Reports”) prepared by or on behalf of any Seller Entity or any Acquired Company or, to the Knowledge of Seller, any Governmental Body or any other Person with respect or relating to the Real Property or any other property currently or formerly owned or operated by an Acquired Company or the Business, and Seller has provided Buyer with access to all such Environmental Reports that are in their possession or control.
3.21    Customers and Suppliers. Section 3.21 of the Disclosure Schedule sets forth (a) a list of the top twenty (20) customers of the Business (determined by gross revenue) and (b) a list of the top twenty (20) suppliers of the Business (determined by aggregate dollar value of purchases), in each case for the fiscal years ended June 25, 2017 and June 24, 2018 and for the six-month period ended December 30, 2018. Since January 1, 2017, none of the Seller Entities, the Acquired Companies or any of their Affiliates has received any written notice or, to Seller’s Knowledge, oral notice from any such customer to the effect that any such customer will, and to the Seller’s Knowledge no such customer will, stop, materially decrease the rate of, or materially and adversely change the terms with respect to, the relationship with the Business (whether as a result of the consummation of the Transactions or otherwise). Since January 1, 2017, none of the Seller Entities, the Acquired Companies or any of their Affiliates has received any written notice or, to Seller’s Knowledge, oral notice from any such supplier to the effect that any such supplier will, and to Seller’s Knowledge no such supplier will, stop, materially decrease the rate of, or materially and adversely change the terms with respect to, supplying materials, products or services to the Business (whether as a result of the consummation of the Transactions or otherwise).
3.22    Existing Business Products.
(a)    Since January 1, 2017, none of the Seller Entities (in each case, with respect to the Business) or the Acquired Companies has received any written warranty claims, contractual terminations or requests for settlement or refund due to the failure of the Existing Business Products to meet the requirements set forth in applicable contractual commitments and express and implied warranties in an amount that is in excess of the reserve for warranty claims set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Seller. No Existing Business Product sold, leased, or delivered by any Seller Entity or any Acquired Company is subject to any material guaranty, warranty, or other indemnity, except as set forth in Section 3.22(a) of the Disclosure Schedule and except for any guaranty, warranty or other indemnity that is imposed by Law or the applicable standard terms and conditions of sale of the Business as in effect at the time of sale. Subject to the Assumed Warranty Liability, each Existing Business Product manufactured, sold, leased or delivered since January 1, 2017 is and has been manufactured, sold, leased or delivered in conformity in all material respects with all applicable product specifications and documents, requirements set forth in applicable contractual commitments, express and implied warranties and all applicable standards for quality and workmanship prescribed by Law.
(b)    Except as set forth on Section 3.22(b) of the Disclosure Schedule, no Existing Business Products currently sold or that have previously been sold since January 1, 2017 contain (or contained) any defects that have not been remedied that create any material hazard or safety risk. Except as set forth on Section 3.22(b) of the Disclosure Schedule, there is no presently pending or, to the Knowledge of Seller, threatened, and, to the Knowledge of Seller, there is no reasonable basis for, any Proceeding or demand letter, and there is no pending or, to the Knowledge of Seller, expected recall or similar action, or any post-sale warning, relating to any material hazard or material defect in design, manufacture, materials or workmanship, including any failure to warn or breach of express or implied warranty or representation, relating to any of the Existing Business Products currently sold or that have previously been sold by Seller or any of its Affiliates since January 1, 2017, nor have Seller or any of its Affiliates been subject to any such Proceeding, demand letter, recall or similar action, or post-sale warning since January 1, 2017.
(c)    Notwithstanding anything in this Agreement to the contrary, the representations and warranties set forth in this Section 3.22 are the sole and exclusive representations and warranties made by Seller with respect to any warranties pertaining to the Existing Business Products.
3.23    Trade Controls and Customs.
(a)    Since January 1, 2017, Seller and each other Seller Entity (in each case, with respect to the Business) and each Acquired Company has conducted its operations in compliance in all material respects with (a) all Laws of all applicable jurisdictions governing the exportation of goods, technology, Software, and services, including the Export and Import Permits Act (Canada) and all U.S. export control Laws that include the EAR, administered by the U.S. Department of Commerce Bureau of Industry and Security (the “BIS”), and the ITAR, administered by the U.S. State Department Directorate of Defense Trade Controls (“DDTC”, and collectively, “Export Control Laws”); (b) all Laws and regulations of all applicable jurisdictions governing the importation of goods, including the Export and Import Permits Act (Canada) and all U.S. Customs Laws and Customs Regulations administered by US Customs and Border Protection (“CBP”); (c) all Sanctions Laws and regulations of all applicable jurisdictions governing trade and economic sanctions, including those administered by OFAC that are codified at 31 CFR Part 500 et. seq.
(b)    Without limiting the foregoing set forth in Section 3.23(a), since January 1, 2017: Seller and each other Seller Entity (in each case, with respect to the Business) and each Acquired Company has obtained and is in material compliance with all material export licenses and other material approvals required for its exports of products, Software and technologies from the United States and all other jurisdictions where such licenses or approvals are required by any Export Control Laws, including with respect to the release of technology and Software to foreign nationals in the United States and abroad; (ii) Seller and each other Seller Entity (in each case with respect to the Business) and each Acquired Company are each in compliance in all material respects with Customs Laws and Customs Regulations applicable to its U.S. imports of goods and to its imports of goods into all other jurisdictions; (iii) neither Seller nor any other Seller Entity (in each case with respect to the Business) nor each Acquired Company, nor any of their respective officers, directors or employees, nor to Knowledge of Seller, any Person acting on their behalf is currently, or has been in the last five years, (A) a Sanctioned Person, (B) organized, resident or located in a Sanctioned Country, (C) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, or (D) otherwise in violation in any material respect of applicable Sanctions Laws; (iv) there are no material claims pending or threatened in writing against Seller or any other Seller Entity (in each case with respect to the Business) or the Acquired Companies with respect to any of the foregoing Export Control Laws, Customs Laws, or Sanctions Laws and (v) Seller and each other Seller Entity (with respect to the Business) and each Acquired Company has established internal controls, policies and procedures intended to provide reasonable assurance regarding compliance with all applicable Export Control Laws, Customs Laws and Sanctions Laws.
(c)    Section 3.23(c) of the Disclosure Schedule sets forth a true, complete and correct list, as of the date of this Agreement, of each material export license and pending export license applications applicable to the Business and each Acquired Company. Section 3.23(c) of the Disclosure Schedule also sets forth, with respect to the hardware (including production equipment), Software, and technology for the process related to the hardware identified for the Business and each Acquired Company organized by product family for the Seller’s internal reference number: (x) the ITAR category (if applicable); (y) any applicable Commodity Jurisdiction determinations issued by the DDTC; and (z) the applicable export control classification number under the EAR, indicating for each classification whether such classification was based on a formal determination by the BIS (and providing the corresponding Commodity Classification Automated Tracking System number) or a Seller self-classification. Neither the Business nor any Acquired Company has or is developing any products, Software or technology subject to the ITAR except as set forth on Section 3.23(c) of the Disclosure Schedule.
3.24    Anti-Corruption and Anti-Bribery Laws. Since January 1, 2017, none of Seller or any other Seller Entity (in each case with respect to the Business), any Acquired Company or, to the Knowledge of Seller, any director, officer, employee, agent, or other representative of Seller, any other Seller Entity, any Acquired Company or any of their respective Affiliates (in each case, with respect to the Business in the case of a Seller Entity or Affiliate thereof that is not an Acquired Company) has, directly or indirectly, in violation of any Law, (i) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any Governmental Official, candidate for public office, political party or political campaign, for the purpose of: (A) influencing any act or decision of such Governmental Official, candidate, party or campaign; (B) inducing such Governmental Official, candidate, party or campaign to do or omit to do any act in violation of a lawful duty; (C) obtaining or retaining business for or with any Person; (D) expediting or securing the performance of official acts of a routine nature; or (E) otherwise securing any improper advantage; (ii) paid, offered, promised to pay or offer, requested or accepted any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature; (iii) made, offered or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (iv) established or maintained any unlawful fund of corporate monies or other properties; (v) created or caused the creation of any false or inaccurate books or records of the Business or an Acquired Company related to any of the foregoing; or (vi) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq. (“FCPA”), or any other applicable anti-corruption or anti-bribery Laws, including the United Kingdom Bribery Act of 2010 and the Corruption of Foreign Public Officials Act (Canada). The internal accounting controls of Seller and its Affiliates are believed by Seller and its management level employees to be adequate to detect any of the foregoing under current circumstances.
ARTICLE 4

PRE-CLOSING COVENANTS
The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.
4.1    General. Each of the Parties shall use commercially reasonable efforts (unless a higher standard is set forth herein) to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the Transactions (including satisfaction, but not waiver, of the closing conditions set forth in Article 6 below). In connection therewith, each Party agrees to comply, and to cause its applicable Affiliates to comply, with its respective pre-Closing commitments, obligations and covenants under this Agreement.
4.2    Notices and Consents.
(a)    Each of the Parties shall use commercially reasonable efforts to (i) obtain from any Governmental Body any Consents or Permits (including Environmental Permits) required to be obtained or made by Buyer or Seller, or to avoid any Proceeding by, any Governmental Body in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, and (ii) as promptly as practicable, and in any event no later than fifteen (15) Business Days after the date hereof, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under any applicable Law, including the Hart-Scott-Rodino Act; provided, however, that the Parties shall cooperate with each other in connection with the making of all such filings, and each Party will (and, if applicable, will cause its appropriate Affiliates to) use its commercially reasonable efforts to cause the expiration of the waiting period required under the Hart-Scott-Rodino Act (including pursuing early termination of such waiting period); provided, further, that nothing in this Section 4.2(a) shall require either Party or any of its respective Affiliates to (1) agree to sell, divest, license, dispose of or hold separate any assets or businesses, or otherwise take or commit to take any action that could limit its freedom with respect to, or its ability to retain, one or more of its businesses, product lines or assets, (2) agree to the requirement of expenditure of money by Buyer or Seller to a Third Party in exchange for any Consent, or (3) litigate, pursue or defend against any Proceeding (including any temporary restraining order or preliminary injunction) challenging the Transactions as violative of the Hart-Scott-Rodino Act. Buyer and Seller shall promptly furnish to each other all information reasonably required for any application or other filing to be made by the other in connection with the Transactions pursuant and subject to the rules and regulations of any applicable Law. Except as required or permitted by this Agreement, the Parties shall not knowingly take any action, or knowingly refrain from taking any action, the effect of which would be to delay or impede the ability of the Parties to consummate the Transactions. The filing fees under the Hart-Scott-Rodino Act and any applicable non-U.S. competition Laws shall be borne by Buyer.
(b)    Subject to applicable Law and the requirements of applicable Governmental Bodies, Seller and Buyer and their respective counsel shall, in connection with the efforts referenced in Section 4.2(a), (i) cooperate in all reasonable respects with each other in connection with any filing or submission with a Governmental Body in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Body relating to the Transactions, including any Proceeding initiated by a private person, (ii) where legally permissible, have the right to review in advance, and to the extent practicable each shall consult and consider in good faith the views of the other regarding, any material filing made with, or written materials to be submitted to, any Governmental Body in connection with the Transactions and of any material communication received or given in connection with any Proceeding by a private person, in each case with respect to the Transactions, (iii) promptly inform each other of any material communication (or any other material correspondence or memoranda) received from, or given to, the Antitrust Division of the Department of Justice or the FTC or any other applicable Governmental Body and (iv) where legally permissible, promptly furnish each other with copies of all correspondence, filings and written communications between them or their Subsidiaries or Affiliates, on the one hand, and any Governmental Body or its respective staff, on the other hand, with respect to the Transactions. Subject to applicable Law and the requirements of applicable Governmental Bodies, Seller and Buyer shall (with respect to any in-person discussion or meeting), and shall to the extent practicable (with respect to any telephonic discussion or meeting), provide the other Party and its counsel with advance notice of and the opportunity to participate in any material discussion or meeting with any Governmental Body in respect of any filing, investigation or other inquiry in connection with the Transactions. In the event of any dispute between the Parties relating to the strategy or appropriate course of action or content of any submission made in connection with obtaining any clearances under applicable completion Laws with respect to the Transactions, Buyer shall, following consultation with Seller and after giving due consideration to Seller’s views, have the right to make, in good faith, the final determination with respect to such matter. Buyer and Seller may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section as “Antitrust Counsel Only Material.”
(c)    As promptly as practicable after the date hereof, the Seller Entities and Acquired Companies will solicit the Consents and Permits set forth on Schedule 4.2(c). At the expense of the Seller Entities, the Seller Entities and the Acquired Companies will use commercially reasonable efforts, and Buyer will cooperate in all reasonable respects with the Seller Entities and the Acquired Companies, as applicable, to obtain prior to the Closing all such Consents and Permits (provided that no Seller Entity or Acquired Company will be required to pay any consideration to any third party any connection with obtaining such Consents and Permits and provided further that the failure obtain any such Consents or Permits in and of itself shall not constitute a breach of this Section 4.2(c)).
4.3    Operation of Business. Except as required by applicable Law, as set forth in Schedule 4.3, as otherwise contemplated in this Agreement or the Ancillary Agreements or with the prior written consent of Buyer (which consent will not be unreasonably withheld, conditioned or delayed), Seller shall and shall cause each other Seller Entity and the Acquired Companies to (a) conduct the Business in the Ordinary Course of Business in all material respects and (b) use commercially reasonable efforts to maintain the business, properties, physical facilities and operations of the Business and the Acquired Companies, preserve intact the current organization of the Business and the Acquired Companies, keep available the services of the current officers, employees and agents of the Business and the Acquired Companies, and maintain the relations and goodwill with each of their suppliers, distributors, customers, lessors, licensors, lenders and key employees. Without limiting the generality of the foregoing, Seller shall not and shall cause each other Seller Entity (in each case with respect to the Business) and each Acquired Company not to, without the prior written consent of Buyer (which consent will not with respect to the provisions of Sections 4.3(e), 4.3(h), 4.3(j), 4.3(k), 4.3(l), or 4.3(n) be unreasonably withheld, conditioned or delayed):
(a)     (i) adopt, or be a party to, any plan of merger, plan or scheme of arrangement, acquisition, consolidation, business combination, reorganization, liquidation or dissolution or similar transaction to the extent that such transaction would reasonably be expected to adversely impact, hinder or delay in any material respect any of the Transactions (other than any transaction involving Seller as a whole, ownership of or any equity interest in Seller as a whole or all or substantially all of Seller’s assets); (ii) file a petition in bankruptcy under any provisions of U.S. federal or state or non-U.S. bankruptcy, insolvency or reorganization Law on behalf of Seller, any Seller Entity or any Acquired Company; or (iii) consent to the filing of any bankruptcy, insolvency or reorganization Law against Seller, any Seller Entity or any Acquired Company under any similar Law;
(b)    in the case of each Acquired Company, issue, sell or otherwise dispose of any of its stock, membership interests, notes, bonds or other equity or securities, or grant any options, warrants or other rights to acquire (including upon conversion, exchange or exercise) any of the foregoing or declare, set aside, make or pay any dividend or distribution with respect to its stock, membership interests or other ownership interests or redeem, purchase or otherwise acquire any stock, membership interests, notes, bonds or other equity or securities, form any Subsidiary or amend or make any change to any of its Organizational Documents or make any other payment to its members or stockholders (or any Affiliates of such members or stockholders);
(c)    sell, lease, transfer or assign any assets or property (tangible or intangible) with a value in excess of $[****] (individually or in the aggregate and with respect to the Business in the event relating to a Seller Entity), other than sales of inventory in the Ordinary Course of Business;
(d)    acquire, by merger, consolidation or otherwise, any business, line of business or equity interests of, any Person or division thereof, in each case, with a value in excess of $[****] (with respect to the Business in the event relating to a Seller Entity);
(e)    amend, accelerate, terminate, cancel, allow to expire or waive any material right under any Material Contract that contemplates aggregate payments of more than $[****] per year;
(f)    permit or allow any of the Acquired Assets or any of the assets of an Acquired Company to be subjected to any Liens, other than Permitted Liens;
(g)    issue, create, incur or assume any Debt involving more than $[****] with respect to the Acquired Companies;
(h)    increase the base salary or hourly wage of any Company Employee other than increases in the Ordinary Course of Business, and under no circumstances shall any increase (or increases in the aggregate) raise the payroll of the Company Employees (taken together) by more than [****];
(i)    except as otherwise provided in this Agreement, make any material changes to the severance benefits, retirement benefits, welfare benefits, fringe benefits, perquisites or other benefit an compensation programs, policies and arrangements (including vacation pay, sick pay, other paid time off, insurance benefits and other material fringe benefits) made available to Company Employees;
(j)    make any offer of employment for any Company Employee who holds senior-executive-level position and whose total compensation (consisting of base salary and target bonus) will be at least $[****];
(k)    terminate the employment of any Company Employee who holds a senior-executive-level position and whose total compensation (consisting of base salary and target bonus) will be at least $[****] except for an act of misconduct;
(l)    engage in any material promotional, sales or discount or other activity with respect to the Business or an Acquired Company outside the Ordinary Course of Business;
(m)    make any commitment outside of the Ordinary Course of Business or in excess of $[****] in the aggregate for capital expenditures with respect to the Business or an Acquired Company to be paid after the Closing or fail to incur capital expenditures with respect to the Business or an Acquired Company in accordance with the capital expense budget made available to Buyer;
(n)    institute or settle any material claim or Proceeding;
(o)    enter into, modify or terminate any labor or collective bargaining agreement relating to the Business or any Employee Benefit Plan, through negotiations or otherwise, make any commitment or incur any Liability to any labor organization;
(p)    institute any material change in the conduct of the Business or an Acquired Company or any change in the Business’ or an Acquired Company’s accounting practices or methods, cash management practices or method of purchase, sale, lease, management, marketing, distribution or operation;
(q)    take or omit to take any action which could be reasonably anticipated to result in a Material Adverse Effect;
(r)    make or revise any material Tax election or settle or compromise any Tax Liability (other than paying Taxes in the Ordinary Course of Business), surrender any material right to claim a refund of Taxes, adopt or change any Tax accounting method or annual accounting period, waive any statute of limitation in respect of Taxes or agree to any extension of time with respect to a Tax assessment or deficiency, file any amended Tax Return, enter into any closing agreement relating to Taxes, Tax sharing agreement or Tax indemnity agreement, incur any Tax liability other than in the Ordinary Course of Business, or apply for or obtain any Tax ruling or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, in each case with respect to an Acquired Company;
(s)    write down the value of any inventory of the Business or an Acquired Company or Acquired Assets, except for immaterial write-downs or write-offs in the Ordinary Course of Business;
(t)    collect its accounts receivable or pay any accrued liabilities or accounts payable or prepay any expenses or other items (in the case of a Seller Entity, with respect to the Business), in each case other than in the Ordinary Course of Business;
(u)    change its accounting methods, principles or practices, except insofar as required by a generally applicable change in GAAP;
(v)    change the nature or scope of the Business in any material respect; or
(w)    agree or commit to any of the foregoing.
4.4    Access and Cooperation. Seller will and will cause each other Seller Entity (in each case, with respect to the Business) and each Acquired Company to (a) permit Buyer and its Debt Financing Sources and their representatives to have, upon reasonable advance notice, to Seller, reasonable access during normal business hours to all key personnel, books, properties, records, Contracts, documents and data of the Seller Entities (in each case to the extent relating to the Business) and the Acquired Companies and (b) furnish Buyer, its Debt Financing Sources, and their representatives with copies of all such books, records, Tax Returns, Contracts, documents, data and information as Buyer and any Debt Financing Source may reasonably request; provided, however, that such investigations and inquiries by or on behalf of Buyer and any Debt Financing Source do not unreasonably interfere with normal operations or customer or employee relations and are conducted under the supervision of Seller personnel. Until the Closing Date, Seller will also deliver to Buyer within thirty (30) days after the end of each calendar quarter a copy of the interim, quarterly financial reporting package for such quarter prepared in a manner and containing information consistent with Seller’s practices with respect to the Financial Statements and Cree Financial Statements. No information provided to or obtained by Buyer shall affect any representation or warranty in this Agreement. Notwithstanding anything to the contrary in this Agreement, neither Seller nor any Affiliate of Seller shall be required to disclose any information to Buyer, its Debt Financing Sources or its and their respective representatives if such disclosure would, or would reasonably be expected to, in each case in Seller’s sole discretion: (x) cause significant competitive harm to Seller, its Affiliates or their respective businesses (including the Business) if the Transactions are not consummated; (y) jeopardize any attorney-client or other privilege; or (z) contravene any applicable Law or fiduciary duty; provided, however, in each case that Seller shall, and shall cause each of its Affiliates to, use its commercially reasonable efforts to enable such information to be disclosed, furnished or made available to Buyer, if and as applicable, so that the Buyer and the Debt Financing Sources and its and their respective representatives may have access to such information without causing significant competitive harm, so jeopardizing privilege or contravening such applicable Law or fiduciary duty, including by entering into a customary joint defense agreement or common interest agreement with Buyer. Prior to the Closing, without the prior written consent of Seller, which shall not be unreasonably withheld, conditioned or delayed, Buyer shall not contact any suppliers to, or customers of, the Seller or its Affiliates and Buyer shall have no right to perform invasive or further investigations of the Real Property. Buyer shall, and shall cause its Debt Financing Sources and its and their respective representatives to, abide by the terms of the Confidentiality Agreement with respect to any access or information provided pursuant to this Section 4.4 or otherwise.
4.5    Notice of Developments. If Seller becomes aware prior to Closing of any event, fact or condition or nonoccurrence of any event, fact or condition that would or will constitute a breach of any representation, warranty, covenant or agreement of Seller herein, then Seller shall have the right (but not the obligation) to supplement the information contained in the Disclosure Schedule with respect to such matter, which, if known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule. Neither the supplementation of the Disclosure Schedule pursuant to this Section 4.5 nor any disclosure after the date hereof of the untruth of any representation or warranty made in this Agreement shall operate as a cure of the failure to disclose the information, or a cure of the breach of any representation or warranty made herein; and determination of any Liability for breach of representations or warranties either at signing or at Closing shall be made without reference to any supplements and with reference only to the Disclosure Schedule as it stands on the date of this Agreement; provided, however, that if Buyer has the right to terminate this Agreement as a result of any matter set forth in such schedule supplement and Buyer does not exercise its right to terminate this Agreement within thirty (30) days of its receipt of such schedule supplement, then Buyer shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such supplement or any matter disclosed therein; provided, further, that no notice or supplement pursuant to this Section 4.5 shall limit the Buyer Indemnitees’ right to indemnification under Article 7 or, except as expressly set forth in this Section 4.5, limit or otherwise waive or affect any other remedies available to Buyer hereunder, in each case with respect to any matter disclosed pursuant to this Section 4.5).
4.6    Exclusivity. Seller agrees that it will not, and will cause each of its Affiliates and each of Seller’s and its Affiliates’ respective directors, officers, managers, members, employees, agents, consultants, advisors or other representatives, including legal counsel, accountants and financial advisors, not to, directly or indirectly (a) solicit, initiate or knowingly encourage any inquiry, proposal or offer (written or oral) (other than from Buyer or its Affiliates), to acquire, directly or indirectly, the Business or the Acquired Companies or any material portion of the assets used in the Business, whether by merger, consolidation, refinancing, recapitalization, business combination, share exchange, purchase or issuance of equity securities, purchase of assets, tender offer or otherwise, other than (i) sales of products of the Business in the Ordinary Course of Business or (ii) in any transaction involving Seller as a whole, any equity interest in Seller as a whole, or all or substantially all of Seller’s assets (in each case, an “Acquisition Proposal”), or (b) participate in any discussion or negotiation regarding, or furnish any information with respect to, or assist or facilitate in any manner, any Acquisition Proposal or any attempt to make an Acquisition Proposal. Seller shall immediately cease, and cause to be terminated, any and all contacts, discussions and negotiations with third parties regarding any of the foregoing, and Seller will notify Buyer immediately if any Person makes any proposal, offer, inquiry or contact related to an Acquisition Proposal and provide Buyer with the details thereof (including the Person making such offer, inquiry or contact and a copy of all written communication in connection therewith) and their response thereto.
4.7    Real Property.
(a)    From and after the date hereof through the Closing Date, Seller shall, and shall cause any applicable other Seller Entity or Acquired Company to, maintain the Real Property in substantially the same or better condition as existed on the date of this Agreement, except as otherwise required or contemplated by this Agreement or any Ancillary Agreement, ordinary wear and tear excepted, and shall not demolish, alter or remove any of the existing Improvements or erect new Improvements on the Real Property or any portion thereof, without the prior written consent of Buyer.
(b)    Seller shall, and shall cause any applicable other Seller Entity or Acquired Company, to use commercially reasonable efforts (which such efforts shall not, for the avoidance of doubt, include the obligation to pay any money or other consideration) to obtain: (i) landlord estoppels and waivers or collateral access agreements for each parcel of Leased Real Property and (ii) non-disturbance and subordination agreements, each in form and substance satisfactory to Buyer, from each lender with a security interest in the Leased Real Property.
4.8    Financing.
(a)    Buyer shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to arrange the Debt Financing as promptly as practicable following the date hereof and to consummate the Debt Financing on the Closing Date. Such actions shall include commercially reasonable efforts to: (i) maintain in effect the Debt Commitment Letters; (ii) satisfy on a timely basis all Financing Conditions; (iii) negotiate, execute and deliver definitive agreements and other documentation (“Debt Financing Documents”) that reflect the terms contained in the Debt Commitment Letters; and (iv) in the event that the conditions set forth in Section 6.1 and the Financing Conditions have been satisfied or, upon funding would be satisfied, cause the financing providers to fund the Debt Financing in an amount sufficient, together with available cash, to consummate the Transactions. Buyer shall give the Company prompt notice of any breach, repudiation, or threatened or anticipated breach or repudiation, by any party to a Debt Commitment Letter of which Buyer or its Affiliates becomes aware. Without limiting Buyer’s other obligations under this Section 4.8(a), if a Financing Failure Event occurs Buyer shall (x) promptly notify Seller of such Financing Failure Event and the reasons therefor, (y) use commercially reasonable efforts to obtain alternative financing, in an amount sufficient, together with available cash, to consummate the Transactions, as promptly as practicable following the occurrence of such event, and (z) use commercially reasonable efforts to obtain, and when obtained, provide Seller with a copy of, a new financing commitment, subject only to financing conditions substantially comparable to the Financing Conditions, that provides for such alternative financing. Neither Buyer nor any of its Affiliates shall amend, modify, supplement, restate, assign, substitute or replace a Debt Commitment Letter or any Debt Financing Document except for (a) substitutions and replacements pursuant to the immediately preceding sentence or (b) if such amendment, modification, supplement, restatement, assignment, substitution or replacement is not reasonably likely to (x) impair or materially delay the funding of the Debt Financing or (y) impair or materially delay the Closing. Upon any such amendment, supplement, modification or replacement of a Debt Commitment Letter or Debt Financing Document in accordance with this Section 4.8(a), the term “Debt Commitment Letter” shall include such “Debt Commitment Letter” as so amended, supplemented, modified or replaced. Notwithstanding anything herein to the contrary, in no event shall “commercially reasonable efforts” of Buyer under this Section 4.8 be deemed or construed to require Buyer to instigate or pursue litigation against any of the Debt Financing Sources. For purposes of this Agreement, a “Financing Failure Event” shall mean any of the following: (A) the commitments with respect to all or any portion of the Debt Financing necessary to consummate the Transactions expiring or being terminated, (B) for any reason, all or any portion of the Debt Financing necessary to consummate the Transactions becoming unavailable, or (C) a material breach or repudiation, by any party to a Debt Commitment Letter (in each case, other than as a result of a breach by the Seller of this Agreement which prevents or renders impracticable the consummation of the Debt Financing).
(b)    From the date hereof through the Closing Date, Seller shall provide such customary cooperation in connection with obtaining the Debt Financing as may be reasonably requested by Buyer. Such obligation to cooperate with Buyer in connection with obtaining the Debt Financing shall include (i) making appropriate personnel available, upon reasonable advance notice at mutually agreeable times, for participation in a reasonable number of meetings, presentations, due diligence sessions, rating agency sessions and sessions with potential lenders or investors, including the Debt Financing Sources, (ii) furnishing Buyer and its Affiliates and potential lenders or investors all financial and other pertinent information regarding the Business and Acquired Companies as may be reasonably requested by Buyer and that is customarily needed for financings of the type contemplated by the Debt Commitment Letters, including the Financial Statements and the information required by Section 4.4, (iii) providing information reasonably requested by Buyer for inclusion in reasonable and customary bank information memoranda, prospectuses, offering documents and customary marketing materials for any portion of the Debt Financing and materials for rating agency presentations, (iv) using commercially reasonable efforts to facilitate the granting by the Acquired Companies, at the Closing, of a security interest (and perfection thereof) in collateral, and delivering by the Acquired Companies, at the Closing, of such guarantees, mortgages and other definitive financing documents or other certificates or documents as required pursuant to the terms of the Debt Financing, including obtaining payoff letters and releases of existing Liens, (v) using commercially reasonable efforts to furnish all documentation and other information required by Governmental Bodies under applicable “know your customer” and anti-money laundering Laws requested, (vi) reasonably cooperating in satisfying the conditions precedent set forth in any definitive document relating to the Debt Financing, (vii) using reasonable efforts to assist Buyer and its Affiliates in obtaining customary legal opinions and insurance certificates, and (viii) taking all actions reasonably requested by Buyer to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to Buyer at Closing. The Seller hereby consents to the use of its and its Subsidiaries’ logos, corporate trademarks and trade names of the Business in connection with any dissemination by the Debt Financing Sources in connection with the syndication and arranging of the Debt Financing; provided that such logos, trademarks and trade names are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Seller or the reputation or goodwill of any of them. The Seller will used commercially reasonably efforts to update the information provided in connection with this Section on a prompt basis and provide such updates to Buyer as may be reasonably necessary such that at all times such information, taken as a whole, does not, to the Knowledge of Seller, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such information not materially misleading.
(c)    In each case of this Section 4.8, Seller’s cooperation shall be at Buyer’s written request with reasonable prior notice and at Buyer’s sole cost and expense. Seller shall not be required to deliver or cause the delivery of any legal opinions or accountants’ comfort letters or reliance letters in connection with the Debt Financing. None of Seller nor any of its Subsidiaries nor any of its and their respective Affiliates or its and their respective representatives shall have any Liability to Buyer or its Affiliates in respect of any financial statements, other financial documents or data or other information furnished pursuant to this Section 4.8 except in respect of gross negligence, willful misconduct or Fraud by any Seller Entity, and except according to Seller’s obligations under Article 7 with respect to breaches of the representations and warranties set forth in this Agreement or any certificate delivered pursuant to this Agreement. All information provided by Seller, its Subsidiaries or any of their respective Affiliates or any of their respective representatives pursuant to this Section 4.8 shall be kept confidential in accordance with the Confidentiality Agreement. Notwithstanding anything in this Agreement to the contrary, (i) (A) neither Seller nor any of its Affiliates shall be required to (1) enter into any agreement that is not contingent upon the Closing or would be effective prior to the Closing, or (2) take any action that would encumber any assets of the Business prior to the Closing or would encumber any assets of Seller or any of its Affiliates other than the Acquired Assets, at any time, and (B) neither Seller nor any of its Affiliates shall be required to (1) take any action that would result in a breach of any contract or violate any applicable Law, (2) bear (or enter into any binding agreement with respect to) any cost or expense (other than as provided in this Agreement), in each case, that is not reimbursed by Buyer prior to Closing, or (3) pay (or enter into any binding agreement with respect to) any commitment or other fee, in each case, that is not reimbursed by Buyer prior to Closing, or make any other payment or incur any other Liability, in each case, that is not reimbursed by Buyer prior to Closing, or provide or agree to provide any indemnity that is effective prior to Closing (other than as provided in this Agreement) and (ii) neither Seller nor any of its Affiliates or its or their respective representatives shall be required to take any action under this Section 4.8 that would unreasonably interfere with the business or operations of Seller or its Affiliates.
(d)    Buyer shall promptly, and in no event more than ten (10) Business Days, after a written request by Seller, reimburse Seller and its Affiliates for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Seller or any of Affiliates in connection with any cooperation of Seller and its Affiliates contemplated by this Section 4.8 and shall indemnify and hold harmless Seller and its Affiliates and their respective directors, officers, employees, agents and other representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments, penalties and other Adverse Consequences suffered or incurred in connection with any assistance or activities provided in connection with the Debt Financing, except to the extent suffered or incurred as a result of the knowing, intentional and material breach of this Section 4.8 or the Fraud of, any of them, and the foregoing obligations shall survive termination of this Agreement.
4.9    Shared Contracts.
(a)    Schedule 4.9(a) lists all of the Shared Contracts primarily related to the Business, which Schedule may be supplemented by Buyer and Seller from time to time by mutual agreement. Seller shall (and shall cause each other Seller Entity to) use its commercially reasonable efforts to (A) cause the counterparty to any such Shared Contract to enter into a new Contract with Buyer or another designee of Buyer, on terms substantially similar to those contained in such Shared Contract, including with respect to pricing, in order for the Business to receive the applicable benefits under such Shared Contract (each such new contract, a “New Contract”), or (B) split the respective rights and obligations under the Shared Contracts such that, effective at or prior to the Closing, (i) Buyer or its designated Affiliate shall be the assigned beneficiary of the rights under such Shared Contracts (the “Assumed Shared Contracts”) to the extent such rights relate to the Business, and shall be responsible for the liabilities and obligations under the Assumed Shared Contracts to the extent such liabilities and obligations relate to the Business and are included in the Assumed Liabilities; and (ii) Seller (or its applicable Affiliate) shall remain the beneficiary of the remaining rights under the Assumed Shared Contracts, and shall remain responsible for the remaining liabilities and obligations under the Assumed Shared Contracts (it being understood that, for the avoidance of doubt, any and all such remaining liabilities and obligations shall be Retained Liabilities).
(b)    If the Parties are not able, with respect to any such Shared Contract, to obtain a New Contract or to so assign such Shared Contract prior to the Closing, then for a period of up to twelve (12) months following the Closing, (i) the Seller Entities, Buyer and their respective Affiliates shall continue to use commercially reasonable efforts to cause such counterparty to enter into a New Contract or assign to Buyer or another designee of Buyer the benefits and obligations under such Shared Contract as they relate to the Business, and (ii) until such time as a New Contract is executed or a Shared Contract is so assigned, the Seller Entities and Buyer shall use and shall cause their respective Affiliates to use commercially reasonable efforts to secure an alternative arrangement reasonably satisfactory to the Parties under which the Business would, in compliance with applicable Law, obtain the benefits and bear the burdens associated with the applicable Shared Contract such that the Business would be placed in a substantially similar position as if a New Contract were executed.
(c)    Notwithstanding anything in this Agreement to the contrary, neither Seller nor any of its Affiliates shall be required to pay compensation to any third party, commence or participate in any Proceeding or offer or grant any accommodation (financial or otherwise, including any accommodation or arrangement to remain secondarily liable or contingently liable for any Assumed Liability) to any third party in connection with Seller’s obligations under this Section 4.9.
4.10    Transition Matters. Promptly after the date hereof, and in any event within five (5) Business Days thereafter, Seller and Buyer shall appoint a transition team which transition team shall:
(a)    cooperate in good faith to develop a plan for separating the Business from the other businesses of the Seller Entities so as to minimize the adverse impact of such separation on each Party’s businesses; and
(b)    review and, as may be mutually agreed, revise and update the schedules to the Transition Services Agreement between the date hereof and the Closing, with any such mutually agreed upon revised and updated schedules to replace the corresponding schedules attached to the form of Transition Services Agreement.
4.11    Separation of IT Systems and Data. As soon as practicable after the date hereof, Seller shall, and shall cause the Seller Entities to, [****], in compliance with applicable Law, separate logically and physically the Seller’s and Seller Entities’ IT Systems from the IT Systems of the Business, in such a manner that the IT Systems of the Business are not accessible to the non-Affiliates of Buyer and the Seller’s and Seller Entities’ IT Systems are not accessible to Buyer, except as and to the extent such access is necessary for the provision or receipt of services pursuant to the Transition Services Agreement or as otherwise set forth herein, and shall take all reasonable precautions necessary to safeguard the confidentiality of any confidential information (including all Personal Data) with respect to the Business, so long as Seller or any Seller Entity has access to such information, using the same confidentiality protections that Seller and Seller Entities use for their own confidential information or Personal Data (but in no event less than required by applicable Law).
4.12    Personal Data Pre-Closing. The Parties agree that the collection, use and disclosure of Personal Data by the Parties in respect of Cree Canada and the Transactions before the Closing is restricted to those purposes that relate to the Transactions. In the event a Party collects, uses or discloses such Personal Data before the Closing, such Party will protect such in respect of the Transactions using security safeguards appropriate to its sensitivity. If the Transactions do not close, the Party that has received such Personal Data shall return it to the Party that disclosed it, or destroy it within a reasonable time, as requested by the disclosing Party.
4.13    Environmental Compliance. Seller shall use commercially reasonable efforts to take all actions set forth on Schedule 4.13.
4.14    Post-Closing Actions as to Intellectual Property Agreements.  Seller shall use commercially reasonable efforts to take all actions set forth on Schedule 4.14.
ARTICLE 5

POST-CLOSING COVENANTS
The Parties agree as follows with respect to the period following the Closing.
5.1    Further Assurances.
(a)    In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) and give such further written assurances as any other Party reasonably may request in connection with consummating, evidencing and otherwise effectuating the Transactions. Without limiting the generality of the foregoing, in the event that Buyer, Seller or any of their respective Affiliates becomes aware after the Closing of any Acquired Asset, Excluded Asset, Assumed Liability or Retained Liability that was not assigned to or retained by the applicable Party or its designated Affiliate at the Closing pursuant to the provisions of this Agreement or any Ancillary Agreement, each Party shall, and shall cause its applicable Affiliates to, execute and deliver all instruments and documents necessary in connection with (i) in the case of any Acquired Asset owned by the Seller or any of its Affiliates, transferring all right, title, and interest in and to such Acquired Asset to Buyer or its designated Affiliate, (ii) in the case of an Acquired Asset owned by a third party, granting to Buyer or its designated Affiliate a license or other right to use such Acquired Asset (if permitted by the applicable Third Party) on substantially equivalent terms (including with respect to costs and scope of use) pursuant to which such Acquired Asset was used by the Business prior to Closing, (iii) in the case of an Excluded Asset owned by the Seller or any of its Affiliates, transferring all right, title, and interest in and to such Excluded Asset to Seller or its designated Affiliate, (iv) in the case of an Assumed Liability of the Seller or any of its Affiliates, transferring all right, title and interest in and to such Assumed Liability to Buyer or its designated Affiliate, or (v) in the case of an Retained Liability of the Seller or any of its Affiliates, transferring all right, title and interest in and to such Retained Liability to Seller or its designated Affiliate.
(b)    Buyer acknowledges that the Books and Records related to the Business are to a substantial degree commingled with Seller’s other Books and Records and are not efficiently separable.  With respect to Books and Records included in the Acquired Assets, and in addition to its related obligations above in Section 5.1(a) and in Section 5.5, Seller will accomplish delivery by delivering to Buyer (i) at Closing, all Books and Records physically located at the Real Property as of the Closing Date, (ii) at Closing, all Books and Records included in the Acquired Assets that are in the Dataroom, by delivery of an electronic copy of the contents of the Dataroom, (iii) at or as soon as practicable (but not more than five (5) Business Days) after Closing, all Books and Records included in the Acquired Assets that are maintained by Seller in electronic form on a segregated basis from Seller’s other Books and Records, and (iv) as soon as practicable thereafter and in any event within one year (1) from the Closing Date, all other Books and Records included in the Acquired Assets that are reasonably feasible for Seller to extract from Seller’s other Books and Records for delivery. Without limiting the foregoing, Seller shall, and shall cause each of its Affiliates to, for a period of five (5) years after the Closing Date, provide copies of, and reasonable access to, any other Books and Records included in the Acquired Assets as the Buyer may request from time to time.
5.2    Litigation Support. In the event and for so long as any Party is actively contesting or defending against any Proceeding in connection with (a) the completion of the Transactions or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or prior to the Closing Date involving the Business, the Acquired Assets or the Assumed Liabilities, the Parties will reasonably cooperate with such Party and its counsel in the contest or defense, make reasonably available its representatives, including (for so long as such individuals are employed by the Buyer or its Affiliates) the Continuing Employees listed on Schedule 5.2, and provide such testimony and reasonable access to its Books and Records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (except to the extent the Parties are adverse to each other in the Proceeding or the contesting or defending Party is entitled to indemnification therefor under Article 7); provided, however, that no Party shall be required to take any action under this Section 5.2 that would unreasonably interfere with its business or operations; provided, further that Seller shall coordinate with Buyer (for so long as such individuals are employed by the Buyer or its Affiliates) prior to contacting any Continuing Employees (with such contact to be coordinated with Buyer’s Chief Financial Officer or General Counsel), and Buyer shall coordinate with Seller prior to contacting any employees of Seller or any Affiliate of Seller (with such contact to be coordinated with Seller’s General Counsel).
5.3    Confidentiality.
(a)    The terms of the Confidentiality Agreement shall continue in full force and effect (and the obligations thereunder shall be binding upon Buyer and its Affiliates and Seller and its Affiliates as if parties thereto) until the Closing. Upon the Closing, the Confidentiality Agreement shall terminate and be superseded by this Section 5.3 other than Buyer’s obligations of, and Seller’s and its Affiliates’ rights to, confidentiality thereunder to the extent the Confidentiality Agreement imposes confidentiality obligations with respect to information (i) regarding (A) businesses of Seller or its Affiliates other than the Business, (B) the Excluded Assets, (C) the Retained Liabilities or (ii) not related to the Acquired Assets, the Licensed Intellectual Property, the Assumed Liabilities or the Business, as to which, in each case, the terms of the Confidentiality Agreement are incorporated herein by reference and shall survive the Closing. This Section 5.3 shall not apply to information that is the subject of the Intellectual Property Assignment and License Agreement. With respect to such information, the terms of the Intellectual Property Assignment and License Agreement shall control. If, for any reason, the Closing does not occur, the Confidentiality Agreement shall otherwise remain in full force and effect in accordance with its terms.
(b)    For five (5) years following the Closing Date, Seller agrees to, and to cause each of its Subsidiaries and its and its Subsidiaries’ respective officers, directors, employees and agents (collectively, the “Seller Group”) to, (i) maintain the confidentiality of, (ii) not use, and (iii) not divulge to any Person, any confidential or proprietary information related to the Business other than information that (A) was, is now, or becomes generally available to the public or the industry (other than by a breach of this Section 5.3), (B) was disclosed to Seller or any of its Affiliates by a third party not known by Seller to be subject to any duty of confidentiality with respect to such information, (C) was or is now used by Seller in connection with Seller’s other businesses (provided that Seller shall continue to use the same efforts (if any) to maintain the confidentiality of such information as it does as of the date of this Agreement), (D) is independently developed following the Closing by Seller or its employees without the use of or reference to any such information, (E) is financial information that is or will be included within the financial statements of Seller or its Affiliates, (F) is reasonably required in connection with the defense of litigation or claims other than such litigation or claims between Seller and its Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand, provided that Seller takes reasonable measures (including, as applicable, seeking a protective order or confidential treatment of such information) to protect the confidentiality of such information, (G) is permitted to be used, or the use of such information is necessary, in connection with performing any obligations under or as permitted by any of the Ancillary Agreements, (H) is general knowledge, skills and experience in the unaided memories of the employees and agents of Seller or its Affiliates or (I) relates solely to the Excluded Assets or the Retained Liabilities (such information, to the extent related to the Business, “Buyer Confidential Information”). If Seller or any of its Affiliates shall be required by Law to divulge any Buyer Confidential Information, Seller and its Affiliates, as applicable, shall provide Buyer with prompt written notice of each request so that Buyer may seek an appropriate protective order or other appropriate remedy, and Seller and its Affiliates shall cooperate with Buyer to obtain a protective order or other remedy to maintain the confidentiality of such information; provided, that, in the event that a protective order or other remedy is not obtained, Seller and its Affiliates shall furnish only that portion of such information which, upon the written advice of its outside counsel, Seller and its Affiliates are legally compelled to disclose and shall use commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any such information so disclosed.
5.4    Transition.
(a)    During the Earnout Period, Seller shall, and shall cause each other Seller Entity to, use commercially reasonable efforts to refer to Buyer all customer, supplier, employee or other inquiries or correspondence relating to the Business, the Existing Business Products and the Acquired Assets after the Closing Date.
(b)    Seller shall, and shall cause each other Seller Entity to, promptly remit to Buyer all payments and invoices received after the Closing Date to the extent related to the Existing Business Products or the Acquired Assets or the Assumed Liabilities, and Buyer shall (and shall cause its Affiliates to) promptly remit to Seller all payments and invoices received after the Closing Date to the extent related to the Excluded Assets or the Retained Liabilities. From and after the Closing, Buyer shall have the right and authority to collect for its own account all items that are included in the Acquired Assets and to endorse with the names of the applicable Seller Entity any checks or drafts received with respect to any such items.
(c)    Promptly, and in any event within ten (10) Business Days following the Closing, Buyer shall cause each Acquired Company with an organizational name that includes the Cree Name to change its organizational name so that it no longer reflects the Cree Name and to cease all usage of the Cree Name, other than historical references and, to the extent existing as of the Closing, usage of the Cree Name on buildings, facilities, signage, machinery, other equipment and products until such time as such usage may be removed or replaced in the Ordinary Course of Business, but in any event not later than sixty (60) days after the Closing Date. Except as permitted by the immediately preceding sentence and as permitted by the Intellectual Property Assignment and License Agreement, following the Closing Buyer shall not, and shall cause its Affiliates not to, use the Cree Name or any names or symbols that are deviations thereof or likely to be confusingly similar thereto in any manner anywhere in the world.
5.5    Access to Books and Records. Seller recognizes that certain historical and other information to be retained by Seller and the Seller Entities may be needed by Buyer and its Affiliates in connection with the operation of the Business after Closing (including for litigation, threatened litigation, Tax and financial audits and other similar purposes). Following the Closing, Seller shall (and shall cause each other Seller Entity to) grant to Buyer and its representatives access and assistance with respect to (subject to any reasonable privilege or confidentiality considerations), during normal business hours and under reasonable circumstances, and the right to make copies of, any Books and Records related to the Business, the Acquired Companies, the Acquired Assets or the Assumed Liabilities which have been retained by such Seller Entity as may be necessary or useful in connection with the conduct of the Business. If within five (5) years after the Closing, a Seller Entity or any of its Affiliates elects to dispose of any such records, such Seller Entity or applicable Affiliate shall first give Buyer sixty (60) days’ prior written notice, during which period Buyer shall have the right to obtain such records without further consideration. Following the Closing, Buyer shall (and shall cause its Affiliates to) grant to Seller and its representatives access and assistance with respect to (subject to any reasonable privilege or confidentiality considerations), during normal business hours and under reasonable circumstances, and the right to make copies of, any Books and Records related to the Business, the Acquired Companies, the Acquired Assets or the Assumed Liabilities in the possession of Buyer and its Affiliates to the extent such records are reasonably necessary for Seller to prepare and file its Tax Returns, defend Tax audits, defend against third party claims, or provide or disclose information in response to a requirement or request of any Governmental Body or securities exchange or market or for any other reasonable purpose. If within five (5) years after the Closing, Buyer or any of its Affiliates elects to dispose of any such records, Buyer or its applicable Affiliate shall first give Seller sixty (60) days’ prior written notice, during which period Seller shall have the right to obtain such records without further consideration.
5.6    Insurance. In the event that the Closing occurs and there shall exist or occur prior to the Closing Date any claims, acts, omissions, events or circumstances relating to the Business that give rise to Liabilities that constitute Assumed Liabilities and for which any Seller Entity may reasonably be entitled to coverage under its insurance policies and Buyer is not entitled to a substantially similar level of coverage under its insurance policies (the “Pre-Closing Occurrences”), (a) Buyer shall promptly give notice to Seller, and (b) at Buyer’s request, Seller and its Affiliates shall (i) use commercially reasonable efforts to promptly report any and all Pre-Closing Occurrences and collect any amounts payable under any relevant insurance policies in connection therewith and (ii) remit such amounts, if any (calculated net of any deductibles and collection costs incurred in collecting such recovery), to Buyer promptly following receipt thereof. Notwithstanding the foregoing, nothing in this Section 5.6 will (A) obligate Seller or any of its Affiliates to maintain any insurance policy in effect for any period of time following the Closing or (B) restrict Seller or any of its Affiliates from amending any insurance policy for any period of time following the Closing.
5.7    Collection of Receivables. As reasonably requested by Buyer, after the Closing the Seller Entities will use commercially reasonable efforts to assist Buyer in the collection of all Accounts Receivable in accordance with the Transition Services Agreement. To the extent permitted by applicable Law, Buyer and its representatives will be entitled to reasonable access to all relevant documents, books, records, work papers and other information of the Seller Entities that Buyer and its representatives reasonably request to process and collect upon the Accounts Receivable. In furtherance of Section 1.2(a), after the Closing the Seller will (and will cause each of its Affiliates to) promptly (and in any event within five (5) Business Days after receipt) remit to Buyer all payments relating to the Business that Seller or its Affiliates receive in respect of or relating to Accounts Receivable or other Acquired Assets or which should have otherwise been sent to Buyer.
5.8    Non-Competition and Non-Solicit.
(a)    For a period of five (5) years following the Closing, Seller shall not, and shall cause each of its Subsidiaries to not, directly or indirectly, own an interest in, invest in, engage in or otherwise conduct the Business, in each case, anywhere in the world. Notwithstanding the foregoing, none of the following shall be a breach of this Section 5.8(a): (i)(A) any acquisition of Seller or any of its Affiliates pursuant to a merger, consolidation, share exchange, business combination or other similar transaction; (B) the acquisition by any Person of some, a majority or all of Seller’s or any of its Affiliates’ issued and outstanding voting equity interests; or (C) the sale, lease, transfer or other disposition of some, all or substantially all of Seller’s or any of its Affiliates’ direct or indirect assets, where, in the case of each of clauses “(A),” “(B)” and “(C),” the acquiring Person is not an Affiliate of Seller and is engaged in the Business on or prior to the date of such acquisition; (ii) the acquisition by Seller or one of its Affiliates, pursuant to a merger, consolidation, share exchange, business combination or other similar transaction, of (A) some, a majority or all of a Person’s issued and outstanding voting equity interests or (B) all or substantially all of a Person’s assets, if such Person engages in the Business, so long as (x) the Business constitutes less than the greater of ten percent (10%) of the annual consolidated revenue of such Person on or prior to the date of such acquisition and (y) none of Seller or any of its Affiliates facilitates such acquired Person’s engagement in the Business through the provision to such Person or business of the Intellectual Property that is included in the Acquired Assets or is owned by any Acquired Company or any other rights or technology provided to Buyer under the Intellectual Property Assignment and License Agreement for a period of five (5) years following the Closing Date; (iii) the direct or indirect ownership by Seller or any Affiliate of Seller of publicly traded interests in or securities of any Person engaged in the Business to the extent that such investment does not, directly or indirectly, confer on Seller and its Subsidiaries, collectively, more than five percent (5%) of the voting power of such Person or the right to appoint a person to the board of directors or other similar governing body of such Person; and (iv) the investment in any fund in which Seller or any Subsidiary of Seller is a passive investor and has no discretion and provides no advice or consultation to the fund with respect to the investment strategy of or any individual investments by such fund. Additionally, the purchase (and subsequent ownership) of a Person exceeding the limits set forth in clause (ii) above shall not be a breach of this Section 5.8(a) if Seller or its applicable Subsidiary agree to sell as promptly as practical, but in any event within twelve (12) months of such purchase, the portion of the Person, as necessary, such that the limits set forth in clause (ii) are no longer exceeded.
(b)    For a period of [****] following the Closing, Seller shall not, and shall cause each of its Subsidiaries to not, directly or indirectly, (i) recruit, solicit or otherwise attempt to employ or retain any employee of Buyer or its Affiliates (including any Continuing Employee after the Closing Date), or induce or attempt to induce any such employee (including any Continuing Employee after the Closing Date) to leave the employ of Buyer or any such Affiliate, or in any way interfere with the relationship between Buyer or any of its Affiliates and any of their employees, or (ii) hire or otherwise engage any employee of Buyer or its Affiliates (including any Continuing Employee after the Closing Date), in each case, without the consent of Buyer; provided, however, that (A) placing a general advertisement or other solicitation of employment not specifically directed at the employees of Buyer or any of its Affiliates will not be deemed a breach of clause (i), and (B) Seller or its Affiliates may solicit or hire an employee of Buyer (including any Continuing Employee after the Closing Date) after such employee (including any such Continuing Employee) was terminated by Buyer or any of its Affiliates for a period of at least six (6) months.
(c)    For a period of [****] following the Closing, Buyer shall not, and shall cause each of its Subsidiaries to not, directly or indirectly, (i) recruit, solicit or otherwise attempt to employ or retain any employee of Seller or any Affiliate of Seller, or induce or attempt to induce any employee of Seller or any Affiliate of Seller to leave the employ of Seller or any such Affiliate, or in any way interfere with the relationship between Seller or any of its Affiliates and any of their employees, or (ii) hire or otherwise any engage employee of Seller, in each case, without the consent of Seller; provided, however, that (A) placing a general advertisement or other solicitation of employment not specifically directed at the employees of Seller or any of its Affiliates will not be deemed a breach of clause (i), and (B) Buyer or its Affiliates may solicit or hire an employee of Seller or its Affiliates after such employee has ceased to be employed by Seller or any of its Affiliates for a period of at least six (6) months.
(d)    The nature and scope of the foregoing protections have been carefully considered by the Parties. The Parties agree and acknowledge that the duration, scope and geographic areas applicable to such provisions are fair, reasonable and necessary and that adequate compensation has been received by each Party for such obligations. If, however, for any reason any court determines that any such restrictions are not reasonable or that such consideration is inadequate, such restrictions shall be interpreted, modified or rewritten to include as much of the duration, scope and geographic area identified in this Section 5.8 as will render such restrictions valid and enforceable.
(e)    In the event of a breach or threatened breach of Section 5.3 or this Section 5.8, Buyer or Seller, as applicable, shall be entitled, without the posting of a bond, to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy, including by obtaining an injunction restraining such breach. Nothing herein contained shall be construed as prohibiting any Party from pursuing any other remedy available to it for such breach or threatened breach. In the event of a Proceeding involving Section 5.3 or this Section 5.8, the non-prevailing party shall reimburse the prevailing party for all costs and expenses, including reasonable attorneys’ fees and expenses, incurred in connection with any such Proceeding, including any appeal therefrom. The existence of any claim or cause of action by Seller or any of its Affiliates against Buyer or any of its Affiliates, whether predicated on this Agreement or otherwise, will not constitute a defense to the enforcement by Buyer of the provisions of Section 5.3 or this Section 5.8, which Sections will be enforceable notwithstanding the existence of any breach by Buyer or its Affiliates. In addition, the terms of this Section 5.8 shall be tolled until such breach or violation is cured if a court determines that Seller materially violated the terms of this Section 5.8.
5.9    Pre-Closing Confidentiality Agreements. Following the Closing, if requested by Buyer, Seller agrees, at Buyer’s expense, to use commercially reasonable efforts to enforce any Seller Confidentiality Agreement relating to confidentiality obligations of an Alternate Bidder (and related remedies in the event the Alternate Bidder breaches such obligations) with respect to any “Confidential Information” (as such term is defined in the Confidentiality Agreement) with respect to the Business or any Acquired Company.
5.10    Termination of Affiliate Arrangements.
(a)    Except (i) as otherwise contemplated by the Ancillary Agreements and (ii) as set forth in Schedule 5.10(a), Seller shall, and shall cause its Affiliates (including the Acquired Companies) to, take such action as may be necessary to terminate, prior to or concurrently with the Closing, all Contracts solely between Seller or one or more of its Affiliates (other than the Acquired Companies), on the one hand, and an Acquired Company, on the other hand.
(b)    Except for intercompany obligations arising from Contracts set forth in Schedule 5.10(b), Seller shall, and shall cause its Affiliates to, take such action and make such payments as may be necessary so that, prior to or concurrently with the Closing, each Acquired Company, on the one hand, and Seller and its Affiliates (other than the Acquired Companies), on the other hand, shall settle, discharge, offset, pay or repay in full all Intercompany Payables and Intercompany Receivables, regardless of their maturity, for the amount due (including any accrued and unpaid interest to but excluding the date of payment), fees and other amounts due or outstanding thereunder.
5.11    Post-Closing Receipts. To the extent that, after the Closing, (a) Buyer or any of its Affiliates (including the Acquired Companies) receives any mail for Seller or its Affiliates, or any payment or instrument that is for the account of Seller or any of its Affiliates, Buyer shall promptly deliver such mail, amount or instrument to Seller, and (b) Seller or any of its Affiliates receives any mail for Buyer or its Affiliates (including the Acquired Companies), or any payment or instrument that is for the account of Buyer or any of its Affiliates (including the Acquired Companies), Seller shall promptly deliver such mail, amount or instrument to Buyer.
5.12    Bulk Sales. The Parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Acquired Assets to Buyer or any Affiliate of Buyer.
5.13    Personal Data Post-Closing. The Parties agree that following the Closing, each Party will: (i) use and disclose the Personal Data in respect of Cree Canada under its control in connection with the Transactions solely for the same purposes for which that Personal Data was permitted to be used or disclosed before Closing; (ii) except as otherwise required by applicable Laws, not use nor disclose any of such Personal Data for any purpose other than carrying on the Business in the same manner as conducted before the Closing; (iii) protect that Personal Data by security safeguards appropriate to the intended use and sensitivity of the information; and (iv) give effect to any withdrawal of consent made in accordance with the applicable Laws. In accordance with and as required by applicable Laws, Seller shall notify the individuals whose such Personal Data is disclosed to Buyer that the Transactions contemplated by this Agreement have taken place.
5.14    Release. Effective as of the Closing Date, Seller and each other Seller Entity for itself, and its heirs, personal representatives, successors and assigns (collectively, the “Releasors”), hereby (a) forever fully and irrevocably releases and discharges each of the Acquired Companies and each of their respective Affiliates, predecessors, successors, direct or indirect subsidiaries and past and present stockholders, members, managers, directors, officers, employees, agents, and other representatives (collectively, the “Released Parties”) from any and all actions, suits, claims, demands, debts, agreements, obligations, promises, judgments, or liabilities of any kind whatsoever in law or equity and causes of action of every kind and nature, or otherwise (including, claims for damages, costs, expense, and attorneys’, brokers’ and accountants fees and expenses) arising out of or related to the operation of the Business or the ownership by the applicable Seller Entities of the Acquired Companies prior to the Closing Date, whether known or unknown, suspected or unsuspected, unanticipated as well as anticipated (collectively, the “Released Claims”), and (b) irrevocably agree to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any Proceeding against any Released Party based upon any Released Claim. Notwithstanding the preceding sentence of this Section 5.14, “Released Claims” does not include, and the provisions of this Section 5.14 shall not release or otherwise diminish, the obligations of any Party set forth in or arising under any provisions of this Agreement or the Ancillary Agreements.
ARTICLE 6

CONDITIONS TO OBLIGATION TO CLOSE
6.1    Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Transactions is subject to satisfaction of the following conditions:
(a)    there shall not be any Order or Law in effect preventing, enjoining or otherwise prohibiting the consummation of any of the Transactions or any pending Proceeding challenging or seeking to prevent, enjoin or prohibit the consummation of the Transactions;
(b)    all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act and any applicable trade regulation or non-U.S. competition Laws shall have expired or otherwise been terminated and the Parties and the Seller Entities or Acquired Companies shall have received all other Consents and Permits of Governmental Bodies necessary for the consummation of the Transactions and such Consents and Permits shall be in full force and effect;
(c)    (i) all of the representations and warranties contained in Article 3 (other than the Seller Fundamental Representations (except for those in Sections 3.7(a) and(b)) shall have been true and correct in all respects as of the date hereof and shall be true and correct at and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date (in each case disregarding all qualifications or limitations as to “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase), except where the failure of such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) the Seller Fundamental Representations (other than those in Sections 3.7(a) and(b)) shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects at and as of the Closing Date, in each case except to the extent that the Seller Fundamental Representations are qualified by or refer to the terms “material”, “materiality”, “in all material respects” or any similar term or phrase, in which case such representations and warranties shall have been true and correct in all respects as of the date hereof and shall be true and correct in all respect at and as of the Closing Date;
(d)    Seller shall have performed and complied in all material respects with all of the covenants and agreements in this Agreement to be performed by Seller prior to or at the Closing, other than under Section 4.13;
(e)    during the period from the Most Recent Fiscal Quarter End through the Closing Date, there shall not have been a Material Adverse Effect;
(f)    the Acquired Companies shall have been released as guarantors under the Credit Agreement, dated January 9, 2015 (as amended, modified, extended, restated, replaced, or supplemented from time to time, the “Credit Agreement”), among Seller, the Guarantors (as defined in the Credit Agreement), the Lenders (as defined in the Credit Agreement), and Wells Fargo Bank, National Association, as administrative agent (the “Administrative Agent”) and the Buyer shall have received written evidence of the release of the Acquired Assets from the Liens granted thereunder;
(g)    Seller shall have delivered to Buyer a certificate dated as of the Closing Date, duly executed by an executive officer of Seller, certifying that each of the conditions specified in Section 6.1(c), 6.1(d) and 6.1(e) have been satisfied;
(h)    Seller shall have delivered or caused to be delivered to Buyer the deliveries required by Section 1.16; and
(i)    Milestone 1 under Schedule N-1 of Exhibit B to the Transition Services Agreement shall have been completed in all material respects.
Buyer may waive any condition specified in this Section 6.1 if Buyer executes a writing so stating at or prior to the Closing.
6.2    Conditions to Obligations of Seller. The obligation of Seller to consummate the Transactions is subject to satisfaction of the following conditions:
(a)    there shall not be any Order or Law in effect preventing, enjoining or otherwise prohibiting the consummation of any of the Transactions or any pending Proceeding challenging or seeking to prevent, enjoin or prohibit the consummation of the Transactions;
(b)    all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act and any applicable trade regulation or non-U.S. competition Laws shall have expired or otherwise been terminated and the Parties and the Seller Entities or Acquired Companies shall have received all other Consents and Permits of Governmental Bodies necessary for the consummation of the Transactions and such Consents and Permits shall be in full force and effect;
(c)    (i) all of Buyer’s representations and warranties contained in Article 2 (other than the Buyer Fundamental Representations) shall have been true and correct in all respects as of the date hereof and shall be true and correct at and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date (in each case disregarding all qualifications or limitations as to “material”, “materiality”, “in all material respects”, “Buyer Material Adverse Effect” or any similar term or phrase), except where the failure of such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect and (ii) the Buyer Fundamental Representations shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects at and as of the Closing Date, in each case except to the extent that such Buyer Fundamental Representations are qualified by or refer to the terms “material”, “materiality”, “in all material respects” or any similar term or phrase, in which case such representations and warranties shall have been true and correct in all respects as of the date hereof and shall be true and correct in all respect at and as of the Closing Date;
(d)    Buyer shall have performed and complied in all material respects with all covenants and agreements in this Agreement to be performed by Buyer prior to or at the Closing;
(e)    Buyer shall have delivered to Seller a certificate dated as of the Closing Date, duly executed by Buyer, certifying that each of the conditions specified in Section 6.2(c) and 6.2(d) have been satisfied; and
(f)    Buyer shall have delivered or caused to be delivered to Seller the deliveries required by Section 1.17.
Seller may waive any condition specified in this Section 6.2 if the Seller executes a writing so stating at or prior to the Closing.
ARTICLE 7

REMEDIES
7.1    Survival. All representations and warranties contained in this Agreement or in any certificate delivered pursuant hereto shall survive the Closing for a period ending [****] after the Closing Date; provided, however, that (a) the representations and warranties set forth in Sections 2.1 (Organization of Buyer), 2.2 (Authorization of Transaction) and 2.4 (Brokers’ Fees) (collectively, the “Buyer Fundamental Representations”) and the representations and warranties set forth in Sections 3.1 (Corporate Organization), 3.2 (Capitalization; Ownership), 3.3 (Seller Entities), 3.4 (Authorization of Transaction), 3.6 (Brokers’ Fees) and [****] (collectively, the “Seller Fundamental Representations”), shall survive the Closing for a period ending [****] after the Closing Date; (b) the representations and warranties in Section 3.11 (Tax Matters) shall survive the Closing until sixty (60) days after the applicable statute of limitations has expired; and (c) the representations and warranties set forth in Section 3.13 (Intellectual Property) shall survive the Closing for a period ending [****] after the Closing Date. The covenants set forth in Article 4, other than the covenants set forth in Section 4.9(b), shall survive the Closing for a period ending [****] after the Closing Date (such covenants, the “Pre-Closing Covenants”). All other covenants set forth herein shall survive the Closing in accordance with their respective terms and shall continue until all obligations set forth therein shall have been performed and satisfied. Notwithstanding the foregoing, (1) if prior to 11:59 p.m. Central Time on the last day a claim for indemnification may be asserted hereunder, an Indemnified Party shall have given notice of such claim to the Indemnifying Party in accordance with Section 7.6(a) or 7.7, as applicable, and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof and (2) a claim based on Fraud may be brought at any time. In furtherance and not in limitation of the foregoing, it is the express intent of the Parties that, if the applicable survival period for an item as contemplated by this Section 7.1 is (x) shorter than the applicable statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be deemed to have been reduced to the shortened survival period contemplated hereby and (y) longer than the applicable statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be deemed to have been extended to the longer survival period contemplated thereby. The Parties further acknowledge and agree that the time periods set forth in this Section 7.1 for the assertion of claims under this Agreement are the result of arms’ length negotiation among the Parties and that they intend for the time periods to be enforced as agreed by the Parties.
7.2    Indemnification by Seller.
(a)    Seller shall indemnify, defend and hold harmless Buyer and its Affiliates and its and their respective officers, directors, employees, agents and representatives (the “Buyer Indemnitees”) from and against any and all Adverse Consequences suffered or incurred by any Buyer Indemnitee resulting from, arising out of, relating to or caused by (i) any breach or inaccuracy of any representation or warranty made in Article 3 or any representation or warranty made by a Seller Entity or an Acquired Company (on or before the Closing Date) in any certificate delivered in connection with this Agreement, (ii) any breach of any Pre-Closing Covenant by any Seller Entity or Acquired Company, (iii) any breach of any covenant or agreement of a Seller Entity or an Acquired Company (before the Closing Date) contained in this Agreement (other than the Pre-Closing Covenants) or (iv) Company Indemnified Taxes.
(b)    Seller shall indemnify, defend and hold harmless the Buyer Indemnitees from and against, and shall reimburse all Buyer Indemnitees for, any and all Adverse Consequences suffered by or incurred by any Buyer Indemnitee resulting from, arising out of, relating to or caused by any Excluded Asset, Retained Liability or Acquired Company Retained Liability.
(c)    Seller shall indemnify, defend and hold harmless the Buyer Indemnitees from and against, and shall reimburse all Buyer Indemnitees for, any and all Adverse Consequences suffered by or incurred by any Buyer Indemnitee resulting from, arising out of, relating to or caused by any matter described in or set forth on Schedule 7.2(c), subject to the limitations set forth on said Schedule 7.2(c) (and without regard to the fact that any item referred to Schedule 7.2(c) may be disclosed in the Disclosure Schedule or any documents included or referred to therein or otherwise known to the Buyer or any of their Affiliates as of the Closing).
(d)    Seller shall indemnify, defend and hold harmless the Buyer Indemnitees from and against, and shall reimburse all Buyer Indemnitees for, any and all Adverse Consequences suffered by or incurred by any Buyer Indemnitee resulting from or caused by any matter described in or set forth on Schedule 4.13 and not completed by Seller prior to the Closing (and without regard to the fact that any item referred to Schedule 4.13 may be disclosed in the Disclosure Schedule or any documents included or referred to therein or otherwise known to the Buyer or any of their Affiliates as of the Closing).
(e)    Seller shall indemnify, defend and hold harmless the Buyer Indemnitees from and against, and shall reimburse all Buyer Indemnitees for, any and all Adverse Consequences suffered by or incurred by any Buyer Indemnitee resulting from or caused by any matter described in or set forth on Schedule 7.2(e) (and without regard to the fact that any item referred to Schedule 7.2(e) may be disclosed in the Disclosure Schedule or any documents included or referred to therein or otherwise known to the Buyer or any of their Affiliates as of the Closing).
7.3    Indemnification by Buyer.
(a)    Buyer shall indemnify, defend and hold harmless Seller and its Affiliates and its and their respective officers, directors, employees, agents and representatives (the “Seller Indemnitees”) from and against any and all Adverse Consequences suffered or incurred by any Seller Indemnitee resulting from, arising out of, relating to or caused by (i) any breach or inaccuracy of any representation or warranty made in Article 2 or any representation or warranty made by Buyer or an Affiliate of Buyer in any certificate delivered in connection with this Agreement, (ii) any breach of any Pre-Closing Covenant by Buyer or (iii) any breach of any covenant or agreement of Buyer contained in this Agreement (other than the Pre-Closing Covenants).
(b)    Buyer shall indemnify, defend and hold harmless the Seller Indemnitees from and against any and all Adverse Consequences suffered or incurred by any Seller Indemnitee resulting from, arising out of, relating to or caused by any Assumed Liability or any Acquired Asset or, subject to Seller’s obligations under this Article 7, any Liability of any Acquired Company (other than any Acquired Company Retained Liability) to the extent that such Adverse Consequences do not result from, arise out of or relate to, and are not caused by, a breach of this Agreement or any Ancillary Agreement by Seller or any Seller Entity or a matter set forth on Schedule 7.2(c) and do not constitute a Retained Liability or an Acquired Company Retained Liability.
(c)    Subject to Seller’s obligations under this Article 7, Buyer shall indemnify, defend and hold harmless the Seller Indemnitees from and against any and all Adverse Consequences suffered or incurred by any Seller Indemnitee resulting from, arising out of, relating to or caused by any Third Party Claims to the extent resulting from, arising out of, relating to or caused by the operation of the Business after the Closing to the extent that such Adverse Consequences do not result from, arise out of or relate to, and are not caused by, a breach of this Agreement or any Ancillary Agreement by Seller or any Seller Entity or a matter set forth in Schedule 7.2(c) and do not constitute a Retained Liability or an Acquired Company Retained Liability.
7.4    Limitations on Indemnification by Seller.
(a)    Seller will have no Liability pursuant to Section 7.2(a)(i) (i) unless and until the Buyer Indemnitees have suffered aggregate Adverse Consequences by reason of all such breaches indemnifiable pursuant to Section 7.2(a)(i) in excess of $[****] (the “Threshold”), after which point Seller will be obligated to indemnify the Buyer Indemnitees from and against all indemnifiable Adverse Consequences from and including [****] (for the avoidance of doubt, Adverse Consequences will not apply towards the Threshold if they are claimed by a Buyer Indemnified Party pursuant to any provision other than Section 7.2(a)(i)) and (ii) for any individual claim or series of related claims, unless and until the Buyer Indemnitees have suffered aggregate indemnifiable Adverse Consequences arising out of such claim or series of related claims under Section 7.2(a)(i) with respect to such representations and warranties in excess of $[****] (the “Eligible Claim Threshold”) (provided, that, any claim or series of related claims not exceeding such amount shall not be aggregated to count towards the Threshold and shall not be indemnifiable under Section 7.2(a)(i)); provided, however, that the foregoing limitations shall not apply with respect to any breach of any of the Seller Fundamental Representations or any claim based on Fraud.
(b)    The aggregate maximum Liability of Seller pursuant to Sections 7.2(a)(i), Section 7.2(c) shall not exceed $[****] (the “Cap”); provided, however, that the foregoing limitation shall not apply with respect to any breach of any of the Seller Fundamental Representations. Seller’s maximum aggregate Liability pursuant to Section 7.2 shall not exceed $[****]. Notwithstanding the foregoing, the limitations set forth in this Section 7.4(b) shall not apply with respect to any claim based on Fraud.
(c)    Notwithstanding anything to the contrary in this Agreement, (i) the Buyer Indemnitees shall not be entitled to indemnification for any Adverse Consequences to the extent such Adverse Consequences are reflected or reserved for in the final calculation of the Working Capital Amount; and (ii) Seller shall not have any Liability or indemnification obligation for any Taxes of any of the Acquired Companies with respect to any taxable period (or portion thereof) beginning after the Closing Date. For purposes of clause (i) of this Section 7.4(c), Adverse Consequences shall be deemed to be reflected or reserved for in the final calculation of the Working Capital Amount if they are included on a dollar-for-dollar basis as current liabilities therein.
(d)    Notwithstanding anything to the contrary in this Agreement, the Buyer Indemnified Parties’ sole and exclusive remedy in connection with a breach of Section 3.7(e) or any other insufficiency in the Inventory Reserve Amount (all such breaches and insufficiencies, collectively, the “Inventory Reserve Shortfall”) shall be pursuant to a reduction of the Earnout Amount as contemplated by Section 1.9(b) as finally determined pursuant to Section 1.11, and in no event shall any Buyer Indemnified Party have any rights to indemnification with respect to any Adverse Consequences resulting from, arising out of, relating to or caused by any Inventory Reserve Shortfall or otherwise with respect the representations and warranties set forth in Section 3.7(e).
(e)    Notwithstanding anything to the contrary in this Agreement, the Buyer Indemnified Parties shall not be entitled to indemnification for any Adverse Consequences associated with any matter within the scope of any Assumed Warranties or otherwise related to the discharge of the Assumed Warranty Liability, including any customer accommodations provided by Buyer or its Affiliates.
(f)    Notwithstanding anything to the contrary in this Agreement, the Buyer Indemnified Parties’ sole and exclusive remedy in connection with Adverse Consequences within the subject matter of Schedule 7.2(c) shall be pursuant to Section 7.2(c).
7.5    Limitations on Indemnification by Buyer.(a)    Buyer will have no Liability pursuant to Section 7.3(a)(i) (i) unless and until the Seller Indemnitees have suffered aggregate Adverse Consequences by reason of all such breaches indemnifiable pursuant to Section 7.3(a)(i) in excess of the Threshold, after which point Buyer will be obligated to indemnify the Seller Indemnitees from and against all indemnifiable Adverse Consequences from and including [****] (for the avoidance of doubt, Adverse Consequences will not apply towards the Threshold if they are claimed by a Seller Indemnified Party pursuant to any provision other than Section 7.3(a)(i)) and (ii) for any individual claim or series of related claims, unless and until the Seller Indemnitees have suffered aggregate indemnifiable Adverse Consequences arising out of such claim or series of related claims under Section 7.3(a)(i) with respect to such representations and warranties in excess of the Eligible Claim Threshold (provided, that, any claim or series of related claims not exceeding such amount shall not be aggregated to count towards the Threshold and shall not be indemnifiable under Section 7.3(a)(i)); provided, however, that the foregoing limitations shall not apply with respect to any breach of any of the Buyer Fundamental Representations or any claim based on Fraud.
(b)    The aggregate maximum Liability of Buyer pursuant to Section 7.3(a)(i) shall not exceed the Cap; provided, however, that the foregoing limitation shall not apply with respect to any breach of any of the Buyer Fundamental Representations. Buyer’s aggregate maximum Liability pursuant to Section 7.3(a)(i), with respect to inaccuracies in or breaches of the Buyer Fundamental Representations, and Section 7.3(a)(iii), collectively, will not exceed an aggregate amount, which, if added to all other amounts paid as indemnification payments by Buyer under Section 7.3(a)(i) and Section 7.3(a)(iii), collectively, is equal to $[****]. Notwithstanding the foregoing, the limitations set forth in this Section 7.5(b) shall not apply with respect to any claim based on Fraud.7.6    Third Party Claims.(a)    If a third party initiates a claim, demand, dispute, lawsuit or arbitration (a “Third Party Claim”) against any Person (the “Indemnified Party”) with respect to any matter that the Indemnified Party is entitled to make a claim for indemnification against any Party (the “Indemnifying Party”) under this Article 7, then the Indemnified Party must promptly (and in no event more than thirty (30) days after the receipt by the Indemnified Party of a written assertion of such Third Party Claim) notify the Indemnifying Party in writing of the existence of such Third Party Claim in reasonable detail to the extent reasonably practicable based on then-available information indicating the estimated amount, if reasonably practicable, of Adverse Consequences the Indemnified Party has suffered or incurred and may suffer or incur, and must deliver copies of any documents served on the Indemnified Party with respect to the Third Party Claim; provided, however, that any failure (other than a failure to give notice prior to the expiration of the survival period for such Third Party Claim, as specified in Section 7.1) on the part of an Indemnified Party to so notify an Indemnifying Party shall not limit any of the obligations of the Indemnifying Party under this Article 7 (except to the extent such failure materially prejudices the defense of such Third Party Claim).
(b)    Upon receipt of the notice described in Section 7.6(a), the Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel reasonably satisfactory to the Indemnified Party, provided, that (i) the Indemnifying Party notifies the Indemnified Party in writing that it elects to exercise its right to defend the claim within fifteen (15) days after the Indemnified Party has given notice of the Third Party Claim; (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder; (iii)  the Third Party Claim (A) arises out of or relates to any infringement, misappropriation or violation of any Intellectual Property rights or (B) involves only money damages and does not seek an injunction or other equitable relief against the Indemnified Party or an Affiliate of an Indemnified Party; (iv) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently and (v) the Indemnifying Party notifies the Indemnified Party in writing within ninety (90) days after the assumption of the defense of such Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Adverse Consequences the Indemnified Party may suffer resulting from or caused by the Third Party Claim (it being agreed that the Indemnifying Party shall be entitled to defend the Indemnified Party against the Third Party Claim as provided in this Section 7.6(b) during the period until such notice is due). The Indemnifying Party will keep the Indemnified Party apprised of all material developments, including settlement offers, with respect to the Third Party Claim and permit the Indemnified Party to participate in the defense of the Third Party Claim at the Indemnified Party’s expense. So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 7.6(b), the Indemnifying Party will not be responsible for any attorneys’ fees or other expenses incurred by the Indemnified Party regarding the Third Party Claim; provided, however, that in any action in which the Indemnified Party’s legal counsel reasonably determines that representation of both a Seller Indemnified Party and a Buyer Indemnified Party by the same counsel creates an actual conflict of interest, or that such a conflict of interest is likely to arise in the event that both a Seller Indemnified Party and a Buyer Indemnified Party are named as defendants in such Third Party Claim, under applicable standards of professional conduct for attorneys, the Indemnified Party shall be entitled to participate in the defense with counsel of its own choice (but no more than one counsel, plus local counsel) at the Indemnifying Party’s cost and expense.
(c)    In the event that any of the conditions under Section 7.6(b) is or becomes unsatisfied, however, (i) the Indemnified Party may defend against the Third Party Claim in any manner it may reasonably deem appropriate, (ii) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses), (iii) the Indemnifying Party will remain responsible for any Adverse Consequences suffered or incurred by the Indemnified Party resulting from or caused by the Third Party Claim to the fullest extent provided in this Article 7.
(d)    Neither the Indemnified Party nor the Indemnifying Party will consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the other Party, which consent will not be unreasonably withheld, conditioned or delayed (including with respect to the matters set forth in Schedule 7.6(d)) and, for the avoidance of doubt, if the settlement or judgment (i) does not include as an unconditional term thereof a full release of the Indemnified Party or (ii) seeks an injunction or other equitable relief.
7.7    Direct Claims. If an Indemnified Party wishes to make a claim for indemnification hereunder for Adverse Consequences that do not result from a Third Party Claim (a “Direct Claim”), the Indemnified Party shall deliver to the Indemnifying Party a written notice which contains to the extent reasonably practicable based on then-available information (a) a description of the claim for indemnification in reasonable detail, (b) a statement that the Indemnified Party is entitled to indemnification under this Article 7 and an explanation of the basis therefor, and (c) a demand for payment in the amount of such Adverse Consequences (or estimated amount if the amount of the claim is not yet determined, or a statement that the Adverse Consequences cannot yet be estimated). The Indemnifying Party shall have a period of thirty (30) days within which to respond to such Direct Claim. If the Indemnifying Party does not respond within such thirty (30) day period, the Indemnifying Party will be deemed to have accepted the Direct Claim. If the Indemnifying Party rejects all or any part of the Direct Claim, the Indemnified Party shall be free to seek enforcement of its rights to indemnification under this Agreement with respect to such Direct Claim.
7.8    Recovery for Certain Third Party Claims. Buyer shall pay to Seller the amounts set forth on Schedule 7.8.
7.9    Other Indemnification Matters.
(a)    All indemnification payments under this Article 7 will be deemed adjustments to the Purchase Price for Tax purposes, unless otherwise required by applicable Law. Solely for the purposes of determining the amount of Adverse Consequences resulting from any misrepresentation or breach of a representation or warranty, but not for purposes of determining whether there has been any misrepresentation or breach therefrom, all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded. The right of any Indemnified Party to indemnification, payment of any Adverse Consequences or other remedy based on the representations, warranties, covenants and obligations contained in this Agreement or in any certificate delivered in connection with this Agreement will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. Each Party hereby acknowledges that, regardless of any investigation made (or not made) by or on behalf of the other Party, and regardless of the results of any such investigation, such other Party has entered into this transaction in express reliance upon such representations, warranties, covenants and obligations.
(b)    Seller agrees on behalf of itself and each of the Seller Indemnitees that neither Seller nor any Seller Indemnitee shall have any claims or rights to contribution or indemnity from any Acquired Company with respect to any amounts paid by Seller or any of its Affiliates pursuant to this Article 7.
(c)    For all purposes of this Article 7, “Adverse Consequences” shall be calculated net of the amount of any insurance or third party indemnification or other coverage actually received by the applicable Indemnified Party (or any Affiliate thereof) from insurance policies or third parties not affiliated with such Indemnified Party in connection with such Adverse Consequences, net of any fees, costs and expenses incurred in connection with the collection of any such proceeds and net of the present value of any increase in insurance premiums or other charges paid or reasonably expected to be paid by the Indemnified Party arising out of such Adverse Consequences, If an Indemnified Party (or any Affiliate thereof) receives an amount under insurance or third party indemnification or other coverage with respect to Adverse Consequences from third parties not affiliated with such Indemnified Party at any time subsequent to any indemnification provided by an Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any such payment up to the excess (if any) of (i) such amount received by the Indemnified Party (and any Affiliate thereof) (net of any fees, costs and expenses incurred in connection with the collection of any such proceeds and net of the present value of any increase in insurance premiums or other charges paid or reasonably expected to be paid by the Indemnified Party arising out of such Adverse Consequences), plus (ii) the amount paid by the Indemnifying Party in respect of such Adverse Consequences, less (iii) the full amount of Adverse Consequences.
(d)    Nothing herein shall relieve any Indemnified Party of its common law duty to mitigate Adverse Consequences.
7.10    Setoff. Unless specifically otherwise set forth in this Agreement or any Ancillary Agreement, neither Party shall have any right of setoff of any amounts due and payable, or any Liabilities arising, under this Agreement against any other amounts due and payable under this Agreement or any amounts due and payable, or any Liabilities arising, under any Ancillary Agreement. Unless specifically otherwise set forth in this Agreement or any Ancillary Agreement, the payment obligations under each of this Agreement and the Ancillary Agreements remain independent obligations of each Party, irrespective of any amounts owed to any other Party under this Agreement or the respective Ancillary Agreements.
7.11    Exclusive Remedy. Except as set forth in Section 1.8, Section 1.11, Section 5.8, Section 8.2, Article 10, Section 12.15, or in the case of Fraud, the Parties acknowledge and agree that, from and after the Closing, indemnification pursuant to the provisions of this Article 7 shall be the sole and exclusive remedy of the Parties with respect to any claim related to or arising from this Agreement, the negotiations and execution of this Agreement and the performance by the Parties of their respective obligations hereunder.
ARTICLE 8

TAX MATTERS
8.1    Cooperation on Tax Matters. Buyer and Seller will cooperate, as and to the extent reasonably requested by any Party, in connection with the filing and preparation of Tax Returns pursuant to this Article and any Proceeding related thereto. Such cooperation will include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Subject to the other provisions of this Agreement, such cooperation shall also include promptly forwarding copies of notices and forms or other communication received from or sent to any Governmental Body which relate to Tax Returns or Taxes of the Acquired Companies for any Pre-Closing Tax Period or any Straddle Period and providing copies of all relevant Tax Returns for any Pre-Closing Tax Period or any Straddle Period, together with accompanying schedules and related workpapers, and documents relating to rulings and other determinations relating to Taxes or Tax Returns by Governmental Bodies, which either Party may possess. Buyer and Seller will retain all books and records with respect to Tax matters pertinent to any Acquired Company or the Business relating to any Tax period beginning on or before the Closing Date until thirty (30) days after the expiration of the statute or period of limitations of the respective Tax periods.
8.2    Certain Taxes.
(a)    All transfer (including real estate transfer), documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement or the Transactions (“Transfer Taxes”) shall be borne [****]; provided that any penalties and interest caused by the fault of either Party shall be borne solely by that Party. The Party required by applicable Law to file any Tax Returns and other documentation with respect to all such Transfer Taxes shall file such Tax Returns and other documentation, and, if required by applicable Law, the other Party will join in the execution of any such Tax Returns and other documentation. The expenses of preparing such Tax Returns shall be borne equally by Seller and Buyer.
(b)    All real and personal property Taxes and similar ad valorem obligations levied with respect to the Acquired Assets for any Tax period that begins on or before the Closing Date and ends after the Closing Date (any such Tax period, a “Straddle Period”) shall be apportioned between the portion of such Straddle Period ending on the Closing Date and the portion of such Straddle Period beginning on the day after the Closing Date based on the relative numbers of days in such portions of such Straddle Period. Seller shall be responsible for and shall pay the amount of such Taxes apportioned to the portion of the applicable Straddle Period ending on the Closing Date, and Buyer shall be responsible for and shall pay the amount of such Taxes apportioned to the portion of the applicable Straddle Period beginning on the date after the Closing Date.
(c)    To the extent that Seller pays or has paid any amounts for which Buyer is responsible under Section 8.2(a) or Section 8.2(b) and such payment is not reflected as a positive adjustment in the final determination of the Working Capital Amount, Buyer shall reimburse Seller within thirty (30) days after a written request for reimbursement (which written request shall include such supporting evidence as is reasonably necessary to calculate such amount to be reimbursed) is delivered by the Seller to Buyer. To the extent that Buyer pays any amounts for which Seller is responsible under Section 8.2(a) or Section 8.2(b), Seller shall reimburse Buyer within thirty (30) days after a written request for reimbursement (which written request shall include such supporting evidence as is reasonably necessary to calculate such amount to be reimbursed) is delivered by Buyer to Seller.
(d)    Notwithstanding anything in this Agreement to the contrary, no Taxes required to be paid by Buyer pursuant to Section 8.2(a) or Section 8.2(b) shall be treated as liabilities in calculating the Working Capital Amount.
8.3    Preparation of Tax Returns of the Acquired Companies.
(a)    Subject to Section 8.8, Buyer, at its own expense, will prepare, or cause to be prepared, and timely file, or cause to be timely filed, all Tax Returns for the Acquired Companies for all Tax periods ending on or prior to the Closing Date that are due after the Closing Date (taking into account extensions). Such Tax Returns shall be prepared in a manner consistent with the past practice of Seller and the Acquired Companies, unless prohibited by applicable Law. Buyer will provide Seller with copies of any such Tax Returns for Seller’s review and approval (not to be unreasonably withheld), at least thirty (30) days prior to the due date thereof (giving effect to any extensions thereto).
(b)    Subject to Section 8.8, Buyer, at its own expense, will prepare, or cause to be prepared, and timely file, or cause to be timely filed, all Tax Returns for the Acquired Companies for Straddle Periods (such returns the “Straddle Period Returns”). Such Tax Returns shall be prepared in a manner consistent with the past practice of Seller and the Acquired Companies, unless prohibited by applicable Law. Buyer will provide Seller with copies of any Straddle Period Returns for Seller’s review and approval (not to be unreasonably withheld) at least thirty (30) days prior to the due date thereof (giving effect to any extensions thereto), accompanied by a statement setting forth and calculating in reasonable detail Buyer’s calculation of the amount of Pre-Closing Taxes with respect to such Tax Return.
(c)    If Seller does not approve any Tax Return as prepared by Buyer under Section 8.3(a) or Section 8.3(b) and Seller and Buyer are unable to reach agreement as to such Tax Return at least ten (10) days prior to the due date thereof, the disputed items shall be resolved by the Accountants using principles similar to those set forth in Section 1.8(b). If the Accountants are unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by Buyer, in each case as adjusted to reflect any agreed-upon items, and such Tax Return shall thereafter be amended to reflect the Accountants’ resolution of the matter.
8.4    Actions with Respect to Pre-Closing Tax Periods. Except as required by applicable Law, Buyer shall not modify or amend any Tax Returns of any of the Acquired Companies relating to any taxable period ending on or before the Closing Date or any Straddle Period, or cause or permit any of the Acquired Companies to change any accounting period, adopt or change any accounting method, surrender any right to claim a refund of Taxes, waive or extend any statute of limitations, make or change any Tax election or take any other action, without the prior written consent of Seller, if such action would reasonably be expected to result in Company Indemnified Taxes or in a reduction in the amount of Tax refunds that would be payable to Seller under Section 8.6.
8.5    Tax Claims. From and after the Closing, Buyer shall notify Seller in writing within three (3) Business Days of receipt by Buyer or any of its Affiliates (including the Acquired Companies) of notice of any pending or threatened federal, state, local or foreign Tax Proceeding that would reasonably be expected to give rise to an indemnity claim under this Agreement; provided, however, that any failure to so notify shall not limit any of the obligations of the Indemnifying Party under Article 7 (except to the extent such failure materially prejudices the defense of such Tax Proceeding). Seller shall have the right to control any Tax Proceeding that relates to any Pre-Closing Tax Period and, if Seller chooses to control any such Tax Proceeding, Seller shall make all decisions (including selection of counsel) with respect to such Tax Proceeding and may, in its sole discretion, pursue or forgo any and all administrative appeals, proceedings, hearing and conferences with any Governmental Body taken in connection thereof; provided, however, that the Seller shall keep Buyer apprised of all material developments, including settlement offers, with respect to the Tax Proceeding and permit Buyer to participate in the defense of the Tax Proceeding at Buyer’s expense; provided, further, the Seller shall not consent to the entry of any judgment or enter into any settlement with respect to the Tax Proceeding without the prior written consent of Buyer, which consent will not be unreasonably withheld, conditioned, or delayed. In the event of any conflict or overlap between the provisions of this Section 8.5 and Section 7.6, the provisions of this Section 8.5 shall control.
8.6    Tax Refunds. Seller shall be entitled to any Tax refunds (and any credits claimed against Tax in lieu of a Tax refund) that any of the Acquired Companies receives that relates to any Pre-Closing Tax Period and Buyer shall (subject to the terms of this Section 8.6) cause each of the Acquired Companies to pay over to Seller any such refund or the amount of such credit within thirty (30) days after receipt of such refund or application of such credit; provided that (i) Seller shall not be entitled to any such Tax refund that is attributable to the carryback of any loss or other Tax Attribute arising in a taxable period (or portion thereof) beginning after the Closing Date or to the extent such Tax refund is taken into account as a current asset in the final determination of the Working Capital Amount; (ii) Seller shall only be entitled to such Tax refunds that are refunds of Taxes of the Acquired Companies that were paid on or prior to the Closing Date or for which a liability was taken into account in the final determination of the Working Capital Amount or for Taxes for which any Buyer Indemnitee was indemnified under Article 7; (iii) the amount of any such Tax refund to be paid to Seller hereunder shall be net of all Taxes and reasonable out-of-pocket costs incurred by the Acquired Companies in connection with obtaining such Tax refund and (iv) any Tax refund or credit with respect to Taxes for any Straddle Period shall be equitably apportioned consistent with the apportionment of Pre-Closing Taxes as set forth in the definition of such term. Upon the request and at the expense of Seller, Buyer shall cause the Acquired Companies to file a claim for refund of any Taxes, including through the filing of amended Tax Returns or otherwise in such form as Seller may reasonably request, to which Seller would be entitled pursuant to this Section 8.6.
8.7    E-conolight Sales Taxes. Notwithstanding anything to the contrary in this Agreement, the Parties agree that all sales by E-conolight on or prior to the Closing Date that are subject to sales Tax shall be reported on sales Tax Returns filed under the name and taxpayer identification number(s) of Seller, consistent with the historical practice of Seller and E-conolight. For the avoidance of doubt, Section 8.5 shall apply to any Tax Proceedings in which any Governmental Body challenges such treatment. For the avoidance of doubt, Seller shall indemnify, defend and hold harmless the Buyer Indemnitees from and against any and all Adverse Consequences suffered or incurred by any Buyer Indemnitee resulting from or caused by such historical practice. At least five (5) Business Days prior to the Closing Date, Seller shall (1) cause E-conolight to apply for registration (such registrations to be submitted via online applications if available) for sales Tax purposes in all jurisdictions in which E-conolight is required to be so registered and (2) provide evidence of such application to Buyer, which evidence may consist of copies of the applications for sales Tax registration submitted by E-conolight (including print-outs or screen captures of applications submitted online) certified by Seller as having been submitted to the applicable Tax authorities.
8.8    Section 338(g) Elections. Buyer agrees to make, or to cause its designated Affiliate purchasing the Purchased Interests of Cree Europe to make, an election under Section 338(g) of the Code with respect to the purchase by Buyer or such designated Affiliate of the Purchased Interests of Cree Europe. Buyer agrees to make, or to cause its designated Affiliate purchasing the Purchased Interests of Cree Canada to make, an election under Section 338(g) of the Code with respect to the purchase by Buyer or such designated Affiliate of the Purchased Interests of Cree Canada.
ARTICLE 9

EMPLOYEE MATTERS
9.1    Employment.
(a)    Subject to Section 9.10, Buyer shall, or shall cause an Affiliate to, make an offer of employment to each Business Employee described or listed on Schedule 9.1(a) as receiving an offer (including all such Business Employees on Employee Leave), with such offers of employment to be effective immediately upon the Employee Transfer Date. As and to the extent required by applicable Law, such offers of employment shall be contingent upon verification of the offeree’s legal right to work in the applicable jurisdiction. Each such Business Employee who accepts such offer of employment and becomes an employee of Buyer, or one of its Affiliates, on the Employee Transfer Date shall be referred to herein as a “Transferred Employee.” Transferred Employees and Acquired Company Employees shall collectively be known as “Continuing Employees.” The initial terms of employment or continued employment for each Continuing Employee shall be for Equivalent Employment and shall, in addition, provide a bonus opportunity, severance benefits (subject to Section 9.3), and employee benefits that are substantially similar in the aggregate to those provided by the applicable Seller Entity to such Business Employee or by the applicable Acquired Company to such Acquired Company Employee, as the case may be, immediately prior to the Closing, but excluding any Seller Entity equity awards or equity-based awards of any type.
(b)    Seller shall, prior to the Closing, provide Buyer with access, upon reasonable notice and at reasonable times, to meet with the Business Employees for the purpose of making offers of employment, providing and collecting pre-employment forms, administering the Offer Contingencies, and otherwise communicating to the Business Employees in connection with the offers of employment described in Section 9.1(a). Seller agrees not to interfere with Buyer’s offers of employment in Section 9.1(a) and agrees not make any statement (orally or in writing), or engage in any conduct, that has the purpose or effect to discourage any Business Employee from accepting such offer of employment by Buyer or any of its Affiliates. Effective on the Employee Transfer Date, the Seller Entities shall terminate the employment of each of the Transferred Employees and each Business Employee who has received an offer of employment from Buyer or an Affiliate of Buyer and has not accepted such offer.
(c)    Seller shall take, or shall cause to be taken, all actions required to release or cause to be released, each Continuing Employee, effective at or before the Closing, from any Contract with, or other obligation to, any Seller Entity to the extent (and only to the extent) such Contract or obligation imposed by any Seller Entity limits or restricts such Continuing Employee from being employed by or providing services to Buyer or any of its Affiliates, or otherwise engaging in the Business on behalf of Buyer or any of its Affiliates. In the case of each Continuing Employee, within a reasonable time following the Closing (and in any case not later than required by applicable Law), Seller shall (i) pay each Continuing Employee all Accrued Compensation Obligations due from any Seller Entity to such Continuing Employee in respect of the period prior to the Employee Transfer Date, and (ii) pay or retain any Liabilities arising under, or related to, any Employee Benefit Plan of any kind related to period prior to the Closing, except, in each case, to the extent included as a current liability in the Working Capital calculation included in the Final Cash Payment.
(d)    Following the Closing, Seller shall cooperate with Buyer as Buyer may reasonably request, to make available to Buyer (on terms commensurate with the arrangements between the applicable Seller Entity and the Contingent Worker), the services of any Contingent Worker (as of the date of this Agreement or immediately prior to the Closing) reasonably necessary for the uninterrupted conduct of the Business or for the completion of projects pertaining to the Business.
9.2    Seller Equity Awards.
(a)    Seller shall, and shall cause its Affiliates to, take such actions as are reasonably necessary so that, effective as of and contingent upon the Closing, (i) all outstanding, unvested stock option awards made to any Continuing Employees outstanding as of the Closing Date will become fully vested and exercisable in accordance with their terms, (ii) all time-vested restricted stock unit awards and other equity awards made to any Continuing Employees that would have vested solely based on the passage of time in the twelve (12) month period ending on the one year anniversary of the Closing Date (the “One Year Closing Anniversary Date”) will become fully vested in accordance with their terms, and (iii) all outstanding, unvested performance-based stock units made to any Continuing Employees will become fully vested with all performance objectives deemed to have been satisfied at the greater of (A) target level and (B) the actual performance level (with the Closing Date being treated as the ending date for the measurement period and the closing price of Seller’s common stock on the Closing Date as reported on the Nasdaq Global Select Market being used for the calculation of relative total shareholder return).
(b)    Effective as of and contingent upon the Closing, each outstanding, unvested stock option award, time-vested restricted stock unit award, and other equity award made to any Continuing Employee that would not by its terms vest, whether by the passage of time or performance of Seller or the Business, by the One Year Closing Anniversary Date (each, a “Remaining Award” and, collectively, the “Remaining Awards”) will be converted, in settlement and cancellation thereof, into the contingent right to receive an amount equal to the product of (i) (A) the closing price of Seller’s common stock on the Closing Date as reported on the Nasdaq Global Select Market, multiplied by (B) the number of shares of Seller’s common stock underlying such Remaining Awards on the Closing Date, and (ii) the ratio of EBITDA actually generated by the Business during the Earnout Measurement Period and the Target EBITDA, which ratio must equal or exceed 80% in order for any of this contingent right to be due and payable (the “Earnout Bonus”) to Continuing Employees. The Earnout Bonus will be paid by Buyer or one of its Affiliates, as applicable, in cash within ten (10) Business Days of the date Buyer first owes a payment to Seller under Section 1.7(c) or Section 1.7(d) (and in no case later than two and a half months after the end of the calendar year in which the Earnout Amount is finally determined in accordance with Section 1.11); provided, however, if a Continuing Employee is no longer employed by Buyer or one of its Affiliates in connection with the Business as of the last day of the Earnout Period, then the amount of the Earnout Bonus to which such holder of Remaining Awards has the right to receive pursuant to this Section 9.2(b) shall be automatically forfeited. Schedule 9.2(a) sets forth the Remaining Awards for all Company Employees as of the date hereof, which Schedule 9.2(a) shall be updated by Seller and delivered not later than ten (10) Business Days following the Closing Date. Buyer shall be entitled to set off against the Earnout Amount an amount in cash equal to (x) the aggregate amount of such Earnout Bonuses paid to the applicable Continuing Employees pursuant to this Section 9.2(b) and (y) the employer portion of any payroll, employment or other Taxes, if any, required to be paid thereon.
9.3    Severance.
(a)    Subject to Section 9.1(a), from and after the Closing Date and continuing until the expiration of the applicable Post-Closing Protected Period, Buyer shall, or shall cause an Affiliate to, provide any Continuing Employee who experiences an actual termination of employment by Buyer or its applicable Affiliate under circumstances that would have entitled such Continuing Employee to severance benefits had he or she remained an employee of Seller or one of its Affiliates under the severance plans of the applicable Seller Entity or Acquired Company, as applicable, effective immediately prior to the date hereof and set forth on Schedule 9.1(a) (each, a “Seller Severance Plan” and collectively, the “Seller Severance Plans”), with severance benefits no less favorable than those set forth in such applicable Seller Severance Plan that would apply in the event of a termination of employment “In Connection with a Change in Control” (as defined in the applicable Seller Severance Plan), with all such severance benefits to be conditioned upon execution by each such Continuing Employee of a valid release of claims for the benefit of Seller and Buyer, on a form acceptable to Seller and Buyer. Buyer shall provide Seller with notice of all such terminations and provide documentation of compliance with this Section 9.3(a), including copies of executed releases of claims, within sixty (60) days of each such termination of employment. With respect to the obligation in the Seller Severance Plans to provide compensation to a Continuing Employee for any Remaining Awards, Buyer will provide such compensation directly as part of Buyer’s discharge of its severance obligations under this Section 9.3(a), subject to reimbursement from Seller within thirty (30) days of Buyer providing such documentation, which reimbursement shall include (x) the aggregate amount of such compensation paid to the applicable Continuing Employee pursuant to this Section 9.3(a) and (y) the employer portion of any payroll, employment or other Taxes, if any, required to be paid thereon.
(b)    Notwithstanding the foregoing, Seller shall reimburse Buyer or its Affiliates within thirty (30) days of Buyer or its Affiliates providing documentation of the payment of the [****].
9.4    Service Credit; Welfare Payments. From and after the Employee Transfer Date, and where applicable with respect to any benefit plan or compensation arrangement of Buyer, with respect to each Transferred Employee and Continuing Employee (other than those described in Section 9.13), and without limiting the employment obligations or terms set forth above in Article 9: (a) Buyer shall recognize and honor, or cause to be recognized and honored, any service credit accrued or recognized by Seller or any Affiliate thereof as of such date for purposes of determining eligibility and vesting, as well as for purposes of determining the amount of paid time off or severance to which a Transferred Employee or Continuing Employee is entitled (but not for purposes of determining the amount of benefits under any Buyer Employee Benefit Plan and, for the avoidance of doubt, not for purposes of crediting any service under Buyer’s Creating Greater Value executive compensation plan) to the extent that such credit would be recognized for participants generally under the analogous Buyer plan; (b) Buyer shall recognize and honor, or cause to be recognized and honored, vacation, sick leave, and other paid time off that was accrued or recognized by Seller or any Affiliate thereof as of such date with respect to such Continuing Employee; and (c) Buyer shall use commercially reasonable efforts to cause the applicable group health plan maintained by Buyer to recognize and credit amounts paid by such employees under an applicable Seller Employee Benefit Plan towards satisfying deductible expense requirements and out-of-pocket expense limits during the portion of the calendar year prior to the applicable Employee Transfer Date, for purposes of an analogous welfare benefit plan maintained by Buyer in which an employee participates, as if such amounts had been paid in accordance with such Buyer plan for the same plan year; provided that the applicable plan administrator under each such Seller Employee Benefit Plan shall have timely provided Buyer with validated information that allows Buyer to recognize and credit such amounts with respect to each applicable group health plan maintained by Buyer. Buyer and Seller agree that where applicable with respect to any medical or dental benefit plan of Buyer, Buyer shall use commercially reasonable efforts to cause such Buyer plan to waive, with respect to each Transferred Employee and Continuing Employee, any pre-existing condition exclusion to the extent such exclusion was inapplicable, waived or satisfied by such employee under the applicable Seller Employee Benefit Plan prior to such employee’s Employee Transfer Date. Notwithstanding anything contained in this Section 9.4 to the contrary, Buyer and its Affiliates will not credit service where giving such credit would result in a duplication of benefits for the same period of service, be prohibited by applicable Law, or to the extent such service is with respect to a plan newly established by Buyer or its Affiliates for which similarly situated employees of Buyer or its Affiliates do not receive past service credit.
9.5    COBRA. Buyer shall provide continuation health care coverage to all Continuing Employees (and their respective qualified beneficiaries) who experience a “qualifying event” after the applicable Employee Transfer Date while employed with Buyer, in accordance with and to the extent required under the continuation health care coverage requirements of COBRA. Except as required to be provided by Buyer pursuant to the prior sentence, Seller shall be responsible for providing continuation coverage and all related notices to the extent required by applicable Law to any Business Employee and any Acquired Company Employee (and their respective qualified beneficiaries) who experience a “qualifying event” under COBRA on or before the applicable Employee Transfer Date and to whom Seller, as of immediately prior to the applicable Employee Transfer Date, is: (a) providing COBRA coverage; or (b) under an obligation to provide such coverage at the election of such individual (or his or her qualified beneficiary) based on a termination of employment on or prior to the applicable Employee Transfer Date.
9.6    401(k) Plan. With respect to each Transferred Employee who participates in the Cree, Inc. 401(k) plan (the “401(k) Plan”), Buyer shall permit (or shall cause its Affiliates to permit) each such Transferred Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code including loans) in an amount equal to the full account balance (including loans) distributable to such Transferred Employee from the 401(k) Plan to a 401(k) plan of Buyer or its Affiliates.
9.7    Standard Procedure. With respect to Transferred Employees eligible to receive a Form W-2 and pursuant to the “Standard Procedure” provided in Section 4 of Revenue Procedure 2004‑53, 2004‑2 C.B. 320, (a) Buyer and Seller shall report on a predecessor/successor basis as set forth therein, (b) Seller will not be relieved from filing a Form W‑2 with respect to any Transferred Employees and (c) Buyer will undertake to file (or cause to be filed) a Form W‑2 for each such Transferred Employee with respect to the portion of the year during which such Transferred Employee is employed by Buyer, excluding the portion of such year that such Transferred Employee was employed by Seller.
9.8    WARN Act and Other Laws. Buyer and Seller shall comply with all applicable Laws relating to the hiring of Company Employees by Buyer, including, all applicable discrimination and leave laws and all applicable international counterparts thereof. Buyer shall provide any required notice under, and otherwise comply with, the WARN Act, or any similar Laws, with respect to employment losses of Continuing Employees that occur after the Closing Date. In accordance with 29 U.S.C. 2101(b)(1), Seller shall provide any required notice under, and otherwise comply with, the WARN Act, or any similar Laws, with respect to employment losses of Business Employees or Acquired Company Employees that occur on or prior to the Closing Date, provided that Seller and Buyer acknowledge that in light of Buyer’s obligation to make offers of employment to all of the Business Employees listed on Schedule 9.1(a), it is their intent that no such employee will suffer an “employment loss” within the meaning of the WARN Act or analogous Laws; and provided further, that Seller represents and warrants that the Business Employees working in Wisconsin who are listed on Schedule 9.1(a) represent “Substantially All” of the Seller’s “Affected Employees” in Wisconsin (as those terms are defined in Chapter DWD sections 279.01(1)(L) and 279.01(1)(a) of the Wisconsin Administrative Code).
9.9    No Third-Party Beneficiaries. The provisions of this Article 9 are solely for the benefit of the parties to this Agreement, and no Transferred Employee or any other Business Employee shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Article 9 shall create such rights in any such persons. Nothing herein shall (a) guarantee employment for any period of time or preclude the ability of Buyer or any of its Affiliates to terminate the employment of any Transferred Employee at any time and for any reason, and (b) subject to Buyer’s obligations to provide the benefits specified in Article 9, (i) require Buyer or any of its Affiliates to continue any Employee Benefit Plans, or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Closing or (ii) amend any Employee Benefit Plans or other employee benefit plans or arrangements of Seller, Buyer or any of their respective Affiliates.
9.10    International Employees. Promptly following the date hereof, the Parties shall negotiate in good faith to agree upon the employment arrangements pertaining to the Transferred Employees located outside the United States (the “International Transferred Employees”) to treat such International Transferred Employees in a manner consistent with the Transferred Employees located in the United States as set forth in this Article 9.
ARTICLE 10

TERMINATION
10.1    Termination of Agreement. This Agreement may be terminated by the Parties only as provided below:
(a)    Buyer and Seller may terminate this Agreement by mutual written consent executed by Buyer and Seller at any time prior to the Closing;
(b)    Buyer may terminate this Agreement by giving written notice to Seller at any time prior to the Closing (i) in the event that Seller has materially breached any representation, warranty, covenant or agreement contained in this Agreement, which breach (1) would give rise to the failure of a condition set forth in Section 6.1 and (2)(A) cannot, by its nature, be cured by the Outside Date or (B) if curable, is not cured on or before the [****] after Seller’s receipt of written notice of such breach from Buyer; provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 10.1(b)(i) if Buyer is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement, or (ii) if the Closing shall not have occurred on or before the [****] after the date of this Agreement (the “Outside Date”); provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 10.1(b)(ii) if Buyer’s material breach of a representation, warranty, covenant or agreement contained in this Agreement is the primary reason the Closing did not occur prior to such date; and
(c)    Seller may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing (i) in the event that Buyer has materially breached any representation, warranty, covenant or agreement contained in this Agreement, which breach (1) would give rise to the failure of a condition set forth in Section 6.2 and (2)(A) cannot, by its nature, be cured by the Outside Date or (B) if curable, is not cured on or before the [****] after Buyer’s receipt of written notice of such breach from Seller; provided, that Seller shall not have the right to terminate this Agreement pursuant to this Section 10.1(c)(i) if Seller is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement, or (ii) if the Closing shall not have occurred on or before the Outside Date; provided, that Seller shall not have the right to terminate this Agreement pursuant to this Section 10.1(c)(ii) if Seller’s material breach of a representation, warranty, covenant or agreement contained in this Agreement is the primary reason the Closing did not occur prior to such date.
10.2    Effect of Termination. If this Agreement is terminated pursuant to Section 10.1, all further obligations of the Parties under this Agreement will terminate without further Liability or obligation on the part of any Party; provided, however, that (a) Section 4.8(d), this Section 10.2, Article 11,  Article 12, and the Confidentiality Agreement shall survive the termination of this Agreement and (b) the termination of this Agreement shall not relieve either Party from any Liability for Fraud or Willful Breach.
ARTICLE 11

DEFINITIONS
“401(k) Plan” has the meaning set forth in Section 9.6.
“Accountants” has the meaning set forth in Section 1.8(b).
“Accounts Receivable” has the meaning set forth in Section 1.2(a).
“Accrued Compensation Obligations” means, as of the Employee Transfer Date, any accrued and unpaid salary, commissions, and wages, in each case with respect to any Company Employee, including any payroll, employment or other Taxes attributable to any of the foregoing.
“Acquired Assets” has the meaning set forth in Section 1.2.
“Acquired Company” means each of E-conolight, Cree Canada, and Cree Europe.
“Acquired Company Closing Cash” means the aggregate amount of Cash of the Acquired Companies calculated as of immediately prior to the Closing, excluding any Restricted Cash; for the avoidance of doubt, and without duplication, any Cash distributed or used to pay Acquired Company Closing Debt, Debt of Seller or any of its Affiliates or Transaction Expenses at or prior to the effective time of the Closing but in connection with the Closing shall reduce Acquired Company Closing Cash.
“Acquired Company Closing Debt” means the aggregate Debt of the Acquired Companies as of immediately prior to the Closing.
“Acquired Company Employees” means the employees of the Acquired Companies as of immediately prior to Closing.
“Acquired Company Intellectual Property” means all Intellectual Property that is owned by the Acquired Companies.
“Acquired Company Retained Liabilities” means the Liabilities of the Acquired Companies specifically set forth in Sections 1.4(b)(i)-1.4(b)(xi).
“Acquired Contracts” has the meaning set forth in Section 1.2(h).
“Acquired Inventory” has the meaning set forth in Section 1.2(b).
“Acquisition Proposal” has the meaning set forth in Section 4.6.
“Adverse Consequences” means all dues, penalties, fines, costs, amounts paid in settlement, Liabilities, Taxes, losses, damages, deficiencies, reasonable costs of investigation, court costs, and other expenses (including interest, penalties and reasonable attorneys’ fees and expenses, whether in connection with Third Party Claims or claims among the Parties related to the enforcement of the provisions of this Agreement), but excluding exemplary or punitive damages (except, in each case, to the extent paid to a third party in connection with a Third Party Claim).
“Affiliate” means, with respect to any Person, any other Person that controls, is controlled by, or is under common control with such Person. For purposes of this definition, (a) the UAE Subsidiary shall be considered an Affiliate of Seller and (b) the term “control” of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, whether through the ownership of voting securities, by contract or otherwise.
“Agreement” has the meaning set forth in the preface.
“Allocable Consideration” has the meaning set forth in Section 1.13.
“Allocation Assets” has the meaning set forth in Section 1.13.
“Alternate Bidder” means any Person (or group of Persons) other than Buyer or its Representatives.
“Ancillary Agreements” means all of the agreements being executed and delivered in connection with or pursuant to this Agreement.
“Assigned Intellectual Property” has the meaning set forth in the Intellectual Property Assignment and License Agreement.
“Assumed Liabilities” has the meaning set forth in Section 1.3.
“Assumed Shared Contracts” has the meaning set forth in Section 4.9(a).
“Assumed Warranties” and “Assumed Warranty Liability” have the meanings set forth in Section 1.3(c).
“Bankruptcy Acceleration Event” has the meaning set for in Section 1.7(d)(iv).
“Bill of Sale and Assignment and Assumption Agreements” has the meaning set forth in Section 1.16(e).
“BIS” has the meaning set forth in Section 3.23(a).
“Books and Records” has the meaning set forth in Section 1.2(k).
“Business” (a) means the business of developing, designing, producing, marketing, promoting, packaging, distributing, licensing, servicing, installing, supporting and selling lighting products, including Luminaires containing LED Chips or LED Components as lamps (whether for indoor or outdoor application), and other mechanical parts thereof (including, for example, but not limitation, parts to distribute the light from the lamps (such as, for example, lenses, optics, and focal elements that are not integrated into the LED Chip or LED Component), position and protect the lamps and fixtures and to connect the lamp to the power supply), as well as emergency and other lighting controls and emergency and other lighting management systems for such products, but for the avoidance of doubt and notwithstanding any provision herein to the contrary, specifically excludes the LED Chip/Components Business and the Wolfspeed Business, and (b) with respect to matters arising out of or relating to the Earnout Amount (including the covenants set forth in Section 1.10 and the calculation of Net Income and EBITDA), also includes (i) Buyer’s and its Affiliates’ (including, following the Closing, the Acquired Companies’) business of developing, designing, producing, marketing, promoting, packaging, distributing, licensing and selling components used in products sold by or in connection with the business as described in clause (a) of this definition and (ii) services provided by Buyer and its Affiliates (including, following the Closing, the Acquired Companies) in connection with clauses (a) and (b)(i) of this definition, but, for the avoidance of doubt and notwithstanding any provision to the contrary, specifically excluding Buyer’s Audacy Wireless Lighting Control Business.
“Business Change of Control Acceleration Event” has the meaning set for in Section 1.7(d)(iv).
“Business Data” means all business information and all Personal Data (whether of employees, contractors, consultants, customers, consumers, or other Persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the IT Systems.
“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by Law to be closed in Chicago, Illinois, or New York, New York.
“Business Employees” means the employees of the Seller Entities who are providing services related to the Business and are set forth on Schedule 11(a), which Schedule 11(a) shall be updated by Seller and delivered not later than ten (10) Business Days prior to the Closing Date, to reflect any employees who are either hired (and whose primary job function is substantially similar to the primary job functions of Persons listed on Schedule 11(a)) or cease to be employed by Seller or any Affiliate thereof prior to the Closing Date; provided that, with respect to any updates that arise outside the Ordinary Course of Business, such updates shall be consented to in writing by the Buyer (such consent not to be unreasonably withheld, delayed or conditioned).
“Business Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
“Buyer” has the meaning set forth in the preface.
“Buyer Action Taxes” means (a) any interest or penalties in respect of Tax Returns of any of the Acquired Companies filed after the Closing Date incurred as a result of a delay in filing or payment caused by Buyer or any of its Affiliates (including, after the Closing, the Acquired Companies), (b) Taxes that arise from or in connection with transactions on the Closing Date after the Closing with respect to the assets or operations of any of the Acquired Companies which are not in the Ordinary Course of Business, (c) Taxes resulting from a breach by Buyer of any covenant of Buyer under this Agreement and (d) Taxes resulting from any election (other than an election expressly contemplated by this Agreement) made by Buyer without the prior written consent of Seller.
“Buyer Change of Control Acceleration Event” has the meaning set forth in Section 1.7(d)(iv).
“Buyer Confidential Information” has the meaning set forth in Section 5.3(b).
“Buyer Fundamental Representations” has the meaning set forth in Section 7.1.
“Buyer Indemnitee” has the meaning set forth in Section 7.2(a).
“Buyer Material Adverse Effect” means any event, change, circumstance, development or effect that, individually or in the aggregate, will or would reasonably be expected to have a materially adverse effect on the ability of Buyer to perform its obligations under this Agreement or consummate the Transactions on a timely basis.
“Buyer Subsidiary” means each Subsidiary of Buyer that is party to this Agreement, any Ancillary Agreement or that will hold Acquired Assets or assume Assumed Liabilities.
“Canaccord” has the meaning set forth in Section 3.6.
“Cap” has the meaning set forth in Section 7.4(a).
“Cash” means cash and cash equivalents as determined in accordance with GAAP.
“Cash Payment” means the amount equal to (a) $225,000,000, plus (b) the Acquired Company Closing Cash, minus (c) the Acquired Company Closing Debt, minus (d) the Closing Debt-Like Items, minus (e) the Working Capital Deficit (if any), plus (f) the Working Capital Surplus (if any).
“CBP” has the meaning set forth in Section 3.23(a).
“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any applicable rules, regulations, directives, Orders, and guidance promulgated thereunder, and any successor to such statute, rules, regulations, directives, Orders or guidance.
“Closing” has the meaning set forth in Section 1.15.
“Closing Date” has the meaning set forth in Section 1.15.
“Closing Debt-Like Items” means the amount of the Debt-Like Items as of immediately prior to the Closing, but excluding any Retained Liabilities.
“Closing Payments” has the meaning set forth in Section 1.7(a).
“Closing Statement” has the meaning set forth in Section 1.8(a).
“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and of any similar state Law.
“Code” means the Internal Revenue Code of 1986, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.
“Company Employees” has the meaning set forth in Section 3.17(a).
“Company Indemnified Taxes” means all (a) Taxes of any Seller Entity, (b) Taxes imposed on the Acquired Companies with respect to all Tax periods ending on or prior to the Closing Date, (c) Taxes imposed on the Acquired Companies with respect to Straddle Periods to the extent attributable to the portion of such period ending on the Closing Date, as determined in accordance with Section 8.3(b), (d) Taxes of any Person imposed on the Acquired Companies as a transferee or successor, by Contract or otherwise, which Taxes relate to an event or transaction occurring prior to the Closing Date, and (e) Taxes attributable to any inclusion under Section 951 or Section 951A of the Code by Buyer or its Affiliates at the end of the taxable year of any Acquired Company that includes, but does not end on the Closing Date, arising out of income accrued or transactions undertaken by such Acquired Company on or prior to the Closing Date, in each case, except to the extent such Taxes are included as a liability in the final determination of the Working Capital Amount, are included in Transaction Expenses paid by Buyer on behalf of Seller or are Buyer Action Taxes.
“Company Intellectual Property” has the meaning set forth in Section 3.13(a).
“Confidentiality Agreement” means that certain Non-Disclosure and Restricted Use Agreement, effective September 19, 2018, by and between Buyer and Seller, as may be amended or supplemented from time to time.
“Consent” means, with respect to any Person, any consent, approval, authorization, permission or waiver of, or registration, declaration or other action or filing with or exemption by such Person.
“Contingent Workers” has the meaning set forth in Section 3.17(a).
“Continuing Employees” has the meaning set forth in Section 9.1(a).
“Contract” means any oral or written contract, obligation, lease, license, or other legally binding commitment or agreement.
“Copyrights” has the meaning set forth in Section 3.13(c).
“Cree Canada” means Cree Canada Corp., a Nova Scotia unlimited company.
“Cree Europe” means Cree Europe S.r.l., an Italian società a responsabilità limitata.
“Cree Financial Statements” has the meaning set forth in Section 3.8(a).
“Cree Europe Employee” means an employee of Cree Europe who is: (i) primarily working in Italy who; (ii) is assigned to the Business in accordance with the Transfer Legislation; and (iii) is listed in Schedule 9.11.
“Cree Most Recent Financial Statements” has the meaning set forth in Section 3.8(a).
“Cree UK Employee” means any employee of Cree Europe GmbH who is (i) primarily working in the United Kingdom; (ii) is assigned to the Business in accordance with the Transfer Legislation; and (iii) is listed in Schedule 9.10.
“Customs Law” means the laws governing U.S. imports, codified at 19 USC Title 19, and the customs laws of other countries.
“Customs Regulations” means regulations implementing US Customs Law, codified at 19 CFR Chapter 1, and the customs regulations of other countries.
“Dataroom” has the meaning set forth in Section 12.12.
“Data Security Requirements” means, collectively, all of the following to the extent relating to Data Treatment or otherwise relating to privacy, security, or security breach notification requirements and applicable to the Seller Entities and the Acquired Companies, to the conduct of the Business, or to any of the IT Systems or any Business Data: (a) the Seller Entities and the Acquired Companies’ own rules, policies, and procedures; (b) all Laws; (c) industry standards applicable to the industry in which the Business operates; and (d) Contracts into which any member of the Seller Entities or the Acquired Companies has entered or by which they are otherwise bound.
“Data Treatment” means the access, collection, use, import, export, processing, storage, sharing, distribution, transfer, disclosure, security, destruction, or disposal of any Personal Data (whether in electronic or any other form or medium).
“DDTC” has the meaning set forth in Section 3.23(a).
“Debt” means any (a) obligations relating to indebtedness for borrowed money, (b) obligations evidenced by bonds, notes, debentures or similar instruments, (c) obligations in respect of capital leases (calculated to be the amount that would be recorded as a liability on a balance sheet in accordance with GAAP), (d) the principal or face amount of banker’s acceptances, surety bonds, performance bonds or letters of credit (in each case to the extent drawn), (e) obligations for the deferred purchase price of property or services including the maximum potential amount payable with respect to earnouts, purchase price adjustments, royalties or other payments related to acquisitions (other than current accounts payable to suppliers and similar accrued liabilities incurred in the Ordinary Course of Business, paid in a manner consistent with industry practice and reflected as a current liability in the final determination of the Working Capital Amount), as well as all amounts payable by any Acquired Company to Seller or any of its Affiliates, (f) obligations under any existing interest rate, commodity or other swap, hedge or financial derivative agreement entered into by any Seller Entity prior to Closing with respect to which Buyer or any of its Affiliates (including any Acquired Company) has any obligation following the Closing, (g) off-balance sheet financing of any Seller Entity in existence immediately prior to the Closing with respect to which Buyer or any of its Affiliates (including any Acquired Company) has any obligation following the Closing, (h) unfunded or underfunded pension, retiree or health Liabilities, (i) indebtedness or obligations of the types referred to in the preceding clauses (a) through (h) of any other Person secured by any Lien on any Acquired Assets or any assets of the Acquired Companies, even though no Seller Entity or Acquired Company has assumed or otherwise become liable for the payment thereof, and (j) obligations in the nature of guarantees of obligations of the type described in clauses (a) through (i) above of any other Person, in each case with respect to clauses (a) through (j) together with all accrued interest thereon and any applicable prepayment, redemption, breakage, make-whole or other premiums, fees or penalties. Notwithstanding the foregoing, Debt shall not include any payables reflected as a current liability in the final determination of the Working Capital Amount.
“Debt Commitment Letters” means the debt commitment letters, each as amended, supplemented or replaced), pursuant to which the financial institutions party thereto have agreed to provide or cause to be provided the debt financing set forth therein for the purposes of financing the Transactions, including the amounts payable by Buyer at Closing.
“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letters.
“Debt Financing Document” had the meaning set forth in Section 4.8(a).
“Debt Financing Sources” means Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, BMO Harris Bank, N.A. and any other lenders under any Debt Commitment Letters or any other lenders, financial institutions, initial purchasers or investors providing debt financing in connection with the Transactions in each case together with their Affiliates, and any of their respective former, current, or future general or limited partners, equity holders, directors, officers, managers, members, Affiliates, employees, representatives or agents, controlling Persons or entities or any of their respective successors or assigns.
“Debt-Like Items” means any liabilities of the Business described on Part C of Schedule 1.12(a).
“Designated Courts” has the meaning set forth in Section 12.19.
“Direct Claim” has the meaning set forth in Section 7.6(d).
“Disclosure Schedule” means the disclosure schedule delivered by Seller to Buyer on the date hereof.
“EAR” means the US Export Administration Regulations, codified at 15 CFR Part 730 et. seq.
“Earnout Amount” means the amount determined pursuant to Section 1.9.
“Earnout Auditor” has the meaning set forth in Section 1.10(d).
“Earnout Bonus” has the meaning set forth in Section 9.2(b).
“Earnout Financial Statements” has the meaning set forth in Section 1.10(d).
“Earnout Measurement Period” means the twelve (12) month period beginning on the second anniversary of the first calendar day of the first calendar month beginning after the Closing Date.
“Earnout Objections Statement” has the meaning specified in Section 1.11.
“Earnout Period” means the period from the Closing Date until the earlier to occur of (a) the third anniversary of the first calendar day of the first calendar month beginning after the Closing Date, (b) a Business Change of Control Acceleration Event, (c) a Buyer Change of Control Acceleration Event and (d) a Bankruptcy Acceleration Event.
“Earnout Report” has the meaning specified in Section 1.11.
“EBITDA” has the meaning specified in Schedule 1.9.
“E-conolight” means E-conolight LLC, a Delaware limited liability company.
“Eligible Claim Threshold” has the meaning specified in Section 7.4(a).
“Employee Benefit Plan” means any (a) qualified or nonqualified Employee Pension Benefit Plan or deferred compensation or retirement plan, fund, program, or arrangement, (b) Employee Welfare Benefit Plan, (c) “employee benefit plan” (as such term is defined in ERISA Section 3(3)) or other employee benefit plan as defined or described in any applicable foreign Law, (d) equity-based plan, program, or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, phantom stock, or restricted stock plan) or (e) other retirement, severance, bonus, profit-sharing, incentive, health, medical, surgical, hospital, indemnity, welfare, sickness, accident, disability, death, apprenticeship, training, day care, scholarship, tuition reimbursement, education, adoption assistance, prepaid legal services, termination, unemployment, vacation or other paid time off, change in control, Code section 125 cafeteria, fringe-benefit or other similar plan, fund, program, or arrangement, whether written or unwritten, that is sponsored, maintained, or contributed to, or required to be maintained or contributed to, by any Seller Entity, Acquired Company or any ERISA Affiliate or other Person as may be permitted or required by applicable foreign Law for the benefit of any present or former officers, employees, agents, directors, consultants, or independent contractors of any Seller Entity, Acquired Company or any ERISA Affiliate.
“Employee Leave” means, with respect to Business Employees, an approved leave of absence for any of the following reasons: (i) vacation or other paid time off in accordance with the written employment policies of the applicable Seller Entity; (ii) approved leave pursuant to the Family and Medical Leave Act or otherwise provided in order to comply with applicable Law; or (iii) short term or long term disability leave.
“Employee Pension Benefit Plan” has the meaning set forth in ERISA Section 3(2).
“Employee Transfer Date” means: (i) for any Business Employee not on an Employee Leave at the time of the Closing, the Closing Date; (ii) for any Business Employee on an Employee Leave at the time of the Closing, the date the Business Employee returns to work from the Employee Leave.
“Employee Welfare Benefit Plan” has the meaning set forth in ERISA Section 3(1) or applicable foreign Law.
“Enforceability Limitations” means applicable bankruptcy, reorganization, insolvency, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and general equitable principles.
“Environmental Claim” means any and all actions, suits, demands, demand letters, directives, claims, liens, investigations, orders, citations, potentially responsible party letters, Proceedings or notices of noncompliance or violation (written or oral) by any Person alleging potential liability (including potential liability for enforcement, investigation costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from: (i) the presence, treatment, storage, disposal, arrangement for disposal, transportation, labeling, export, distribution, use, handling, exposure to or Release (as herein defined) into the environment of any Hazardous Substance at any location, whether or not owned or leased by any Seller Entity; or (ii) circumstances forming the basis of any violation or alleged violation of any Environmental, Health, and Safety Requirement; or (iii) any and all claims by any Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence, treatment, storage, disposal, arrangement for disposal, transportation, labeling, export, distribution, use, handling, exposure to or Release of any Hazardous Substances.
“Environmental, Health, and Safety Requirements” shall mean all Laws and Orders concerning public health and safety, worker and occupational health and safety, natural resources and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control, or cleanup of any Hazardous Substances, materials, or wastes, chemical substances, or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, fuel oil products and byproducts, mold, asbestos, polychlorinated biphenyls, noise, or radiation.
“Environmental Lien” shall mean any Lien in favor of any Governmental Body in connection with any Liability under any Environmental, Health, and Safety Requirements, or damage arising from, or costs incurred by, such Governmental Body in response to a Release or threatened Release.
“Environmental Permits” has the meaning set forth in Section 3.20(b).
“Environmental Reports” has the meaning set forth in Section 3.20(j).
“Equivalent Employment” shall mean a position of employment with Buyer or one of its Affiliates with respect to a Continuing Employee with the following terms: (i) base salary or hourly rate that is at least 90% of the Continuing Employee’s base salary or hourly rate while employed by Seller or one of its Affiliates immediately prior to the Closing; (ii) at a grade level that is equivalent in all respects with the grade level of the position held by the Continuing Employee while employed by Seller or one of its Affiliates immediately prior to the Closing, or no more than the equivalent of one (1) job level below such level, as determined by Seller or its applicable Affiliate;  and (iii) that is in a location that is at or within less than 50 miles from the Continuing Employee’s job location while employed by Seller or one of its Affiliates immediately prior to the Closing.  If all three prongs of this definition are not met, then the employment shall not constitute “Equivalent Employment.” Subject to applicable Law, nothing herein shall require Buyer to maintain any particular terms or conditions of employment for any Continuing Employee for any period of time following the Closing, subject to Buyer’s obligations to provide severance benefits under Section 9.3 and Buyer’s obligation to comply with Section 9.8. Further, nothing herein shall be deemed to alter the at-will status of any Continuing Employee.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.
“ERISA Affiliate” means each entity that is treated as a single employer with any Seller Entity or Acquired Company for purposes of Section 414 of the Code.
“Estimated Cash Payment” has the meaning set forth in Section 1.6.
“Excluded Assets” has the meaning set forth in Section 1.4(a).
“Existing Business Products” means any and all products or services which have been or as of the Closing Date are made, used or sold by Seller within the scope of the Business.

“Export Control Laws” has the meaning set forth in Section 3.23(a).
“FCPA” has the meaning set forth in Section 3.24.
“Fiduciary” has the meaning set forth in ERISA Section 3(21).
“Final Cash Payment” means the Cash Payment, as finally determined in accordance with Section 1.8.
“Final Purchase Price Allocation” has the meaning set forth in Section 1.13.
“Financial Projections” has the meaning set forth in Section 3.8(c).
“Financial Statements” has the meaning set forth in Section 3.8(b).
“Financing Failure Event” has the meaning set forth in Section 4.8(a).
“Financing Conditions” means, with respect to the Debt Financing, the conditions precedent set forth in each Debt Commitment Letter.
“First Earnout Payment” has the meaning set forth in Section 1.7(c)(i).
“Foreign Government Entity” means any foreign Governmental Body or any corporation or other entity owned or controlled in whole or in part by any Governmental Body or any sovereign wealth fund, excluding United States government entities.
“Fraud” means actual fraud involving a knowing and intentional misrepresentation of a fact material to the Transactions made with the intent of inducing the other Party to enter into this Agreement and upon which such other Party has relied (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory).
“FTC” means the United States Federal Trade Commission.
“GAAP” means United States generally accepted accounting principles.
“Governmental Body” means any foreign or domestic federal, state, provincial, territorial, or local government or quasi-governmental authority or any department, agency, subdivision, court or other tribunal of any of the foregoing.
“Governmental Official” means any official, officer, director or employee of a Foreign Government Entity or any department, agency or instrumentality thereof, or of a public international organization, or any Person acting in an official capacity for or on behalf of any government or department, agency or instrumentality thereof, or for or on behalf of any such public international organization, or any political party, party official or candidate thereof, excluding officials related to the government of the United States.
“Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.
“Hazardous Substances” means (a) petroleum or petroleum products, flammable materials, explosives, radioactive materials, radon gas, lead-based paint, asbestos in any form, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), transformers or other equipment that contain dielectric fluid containing PCBs and toxic mold or fungus of any kind or species, (b) any chemicals or other materials or substances which are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants” under any applicable Environmental, Health, and Safety Requirements, and (c) any other chemical, material or substance, exposure to or the Release of which is prohibited, limited, or regulated, or could give rise to Liability under any applicable Environmental, Health, and Safety Requirements.
“Improvements” means, collectively, buildings, structures, fixtures and other improvements, together with all systems, equipment and other components thereof.
“Indemnified Party” has the meaning set forth in Section 7.6(a).
“Indemnifying Party” has the meaning set forth in Section 7.6(a).
“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all Patents, (b) all Trademarks, (c) all Copyrights, (d) all Trade Secrets, (e) all Software, (f) all material advertising and promotional materials, (g) all other proprietary rights, (h) all copies and tangible embodiments thereof (in whatever form or medium), (i) all rights of privacy and publicity, including rights to the use of names, likenesses, images, voices, signatures and biographical information of real persons, and (j) registrations, applications to register, licenses, and common law rights arising in connection with any of the foregoing, including all rights to obtain renewals, continuations, divisions or other extensions of legal protections pertaining thereto.
“Intellectual Property Agreements” means any Contract pursuant to which any Seller Entity or Acquired Company uses or is granted a license or other right to use any Intellectual Property which is not owned by the Seller Entities or Acquired Companies, other than: (a) commercially available off-the-shelf software (except any such software that has an annual license fee of more than $[****]); and (b) third-party Software products that were provided with and are integrated with or otherwise used primarily in connection with the operation of machinery, tools, equipment, hardware, computers or other tangible personal property described in Section 1.2(c); or pursuant to which any Seller Entity or Acquired Company grants any license or other right to any other Person with respect to any Intellectual Property owned by the Seller Entities or Acquired Companies, other than non-exclusive licenses granted by such Seller Entity or Acquired Company, as applicable, in the Ordinary Course of Business: (i) to suppliers to or on behalf of such Seller Entity or Acquired Company, as applicable, or any of its Affiliates of goods or services related to Existing Business Products, where such licenses are solely for the manufacture for, and supply of such goods or services to, such Seller Entity, Acquired Company, or any of its Affiliates; or (ii) to any customer of such Seller Entity or Acquired Company, as applicable, or of any of its Affiliates, where such licenses are solely for the use by such customer of the products supplied to such customer by such Seller Entity, Acquired Company, or any of its Affiliates.
“Intellectual Property Assignment and License Agreement” has the meaning set forth in Section 1.16(h).
“Intercompany Payables” means all account, note or loan payables and all advances (cash or otherwise) or any other extensions of credit that are payable by Acquired Companies, on the one hand, to Seller or any of its Affiliates (other than the Acquired Companies), on the other hand.
“Intercompany Receivables” means all account, note or loan payables and all advances (cash or otherwise) or any other extensions of credit that are receivable by the Acquired Companies, on the one hand, from Seller or any of its Affiliates (other than the Acquired Companies), on the other hand.
“International Transferred Employees” has the meaning set forth in Section 9.10.
“Inventory Reserve Amount” means the aggregate amount of all excess, obsolete and slow moving inventory reserves of the Business as of the Closing Date calculated consistently with the historical accounting principles, practices, classifications and techniques, elections and valuation methodologies used by Seller.
“Inventory Reserve Shortfall” has the meaning set forth in Section 7.4(d).
“Inventory Reserve Shortfall Amount” means an amount, determined as of the end of the Earnout Period, equal to the value of all Non-Prime Inventory that was included in the Acquired Inventory on the Closing Date, less the Inventory Reserve Amount, less the gross proceeds realized from the sale or liquidation of Non-Prime Inventory from the Closing Date through the end of the Earnout Period; provided, that the Inventory Reserve Shortfall Amount shall not exceed $[****].
“IT Systems” means the computer software, firmware, middleware, data, databases, data communication lines, Internet-related information technology infrastructure, servers, systems, networks, workstations and all other information technology equipment owned, leased or licensed by Seller, any Seller Entity or any of their respective Affiliates and used by Seller or any Seller Entity primarily in the conduct of the Business.
“ITAR” means the International Traffic in Arms Regulations, 22 Code of Federal Regulations Sections 120-130.
“Knowledge of Seller” or words of similar import, means the actual knowledge of any of the individuals set forth on Schedule 11(e), in each case after reasonable inquiry.
“Law” means any foreign or domestic federal, state, provincial, territorial or local law, statute, code, ordinance, regulation, rule, consent agreement, constitution or treaty of any Governmental Body, including common law.
“Leased Real Property” means all real property, together with the Improvements included therewith or therein or located thereon, in which Seller, any of its Affiliates (in each such case, used in or relating to the Business) holds a leasehold, subleasehold or similar interest pursuant to a Lease listed on Schedule 1.2(e) or any Acquired Company holds a leasehold, subleasehold or similar interest pursuant to a Lease.
“Leases” means all written or oral leases, subleases, licenses, concessions and other agreements, including all amendments, modifications, extensions, renewals, guaranties, and other agreements with respect thereto, pursuant to which Seller or any of its Affiliates (in each such case, used in or relating to the Business) or any Acquired Company holds a leasehold, subleasehold or similar interest to use or occupancy in any real property or Improvements.
“LED Chip” means an inorganic light emitting device (“LED”) in which a body or film consisting of, or having at least one layer or region made of, a semiconductor material being configured to emit infrared, visible or ultraviolet light when a current is applied.
“LED Components” means an arrangement comprising one or more LED Chips attached to a single primary structure and under a contiguous, common encapsulant means.  “LED Component” further includes arrangements of one or more LED Components mounted to a circuit carrier, such as a printed circuit board (PCB) or flex foil, including passive or active components, including drive circuitry, control circuitry, or thermal management components attached thereto. For clarity, “LED Component” does not include Luminaires.
“LED Chip/Components Field” means designing, developing, fabricating, assembling, testing, making, having made, using, importing, exporting, distributing, marketing, selling, offering to sell, performing, providing, supporting, maintaining, commercializing, engaging in research regarding, and otherwise exploiting LED Chips or LED Components separately from Luminaires and the provision of services related to LED Chips or LED Components separately from Luminaires or any of the foregoing.
“LED Chip/Components Business” means (a) designing, developing, fabricating, assembling, testing, making, having made, using, importing, exporting, distributing, marketing, selling, offering to sell, performing, providing, supporting, maintaining, commercializing, engaging in research regarding, and otherwise exploiting LED Chips or LED Components separately from Luminaires, (b) designing, developing, fabricating, assembling, testing, making, having made, using, importing, exporting, distributing, marketing, selling, offering to sell, performing, providing, supporting, maintaining, commercializing, engaging in research regarding, and otherwise exploiting materials for use in LED Chips or LED Components separately from Luminaires, and (c) the provision of foundry services and other services related to LED Chips or LED Components separately from Luminaires or any of the foregoing.
“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, asserted or unasserted, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.
“Licensed Intellectual Property” has the meaning set forth in the Intellectual Property Assignment and License Agreement.
“Lien” means any lien, deed of trust, mortgage, pledge, encumbrance, charge, security interest, lease, adverse possession claim, charge, preference, priority, proxy, transfer restriction (other than restrictions under federal, state and foreign securities laws), encroachment, community property interest, equitable interest, option, warrant, purchase option, right of first refusal, easement, real property license, servitude, right of way, restrictive covenant or zoning restriction.
“Lower Working Capital Collar” has the meaning set forth on Schedule 11(d).
“Luminaire” means a lighting unit consisting of a lamp or lamps together with the parts designed to distribute the light, to position and protect the lamps, and to connect the lamps to the power supply. For avoidance of doubt, the term “Luminaire” includes light bulbs.
“Marketing Period” means the period beginning on the date of this Agreement and ending [****] following the date hereof.
“Material Adverse Effect” means any event, change, circumstance, development or effect that, individually or in the aggregate with all other events, changes, circumstances, developments or effects, (a) has had or would reasonably be expected to have a material adverse effect on the assets, Liabilities, financial condition or operations of the Business, taken as a whole, or (b) materially delayed or prevented or would reasonably be expected to materially delay or prevent the ability of Seller or the Seller Entities to consummate the Transactions; provided, however, that any adverse event, change, circumstance, development or effect (whether individually or in the aggregate) to the extent resulting or arising from or attributable to the following shall be excluded from the determination of whether a Material Adverse Effect has occurred or reasonably would be expected to occur: (i) a Party’s exercise of its rights or performance of its obligations under this Agreement or the public announcement of this Agreement, including any action taken in proximate response thereto by any Person with which Seller or any Affiliate of Seller does business, (ii) any action required by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Buyer, (iii) changes in general business, industry or economic conditions, including such conditions related to the Business or the industry in which it operates, to the extent that such changes do not have a disproportionate impact on the Business, taken as a whole, relative to other businesses in the same industry; (iv) changes in Laws or accounting rules or principles, including changes in GAAP, applicable to the Business, in each case occurring after the date hereof, to the extent that such changes do not have a disproportionate impact on the Business, taken as a whole, relative to other businesses in the same industry; (v) changes in national or international political, regulatory or social conditions, including any act of civil unrest, war, sabotage or terrorism, to the extent that such changes do not have a disproportionate impact on the Business, taken as a whole, relative to other businesses in the same industry; (vi) changes resulting from any “act of God,” including weather, natural disasters and earthquakes, to the extent that such changes do not have a disproportionate impact on the Business, taken as a whole, relative to other businesses in the same industry; or (vii) any failure, in and of itself, by the Business to meet any internal or disseminated projections, forecasts or revenue or earnings predictions for the Business for any period (it being understood that the events, changes, circumstances, developments, effects, facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or reasonably would be expected to be, a Material Adverse Effect).
“Material Contracts” means, collectively, the Contracts listed or required to be listed in Section 3.14(a) of the Disclosure Schedule, the Leases and the Intellectual Property Agreements.
“Material Trade Secrets” has the meaning set forth in Section 3.13(c).
“Most Recent Balance Sheet” means the balance sheet contained within the Most Recent Financial Statements.
“Most Recent Financial Statements” has the meaning set forth in Section 3.8(b).
“Most Recent Fiscal Quarter End” has the meaning set forth in Section 3.8(a).
“Most Recent Fiscal Year End” has the meaning set forth in Section 3.8(a).
“Multiemployer Plan” has the meaning set forth in ERISA Section 3(37).
“Net Income” means, for any period of determination, earnings (or losses) of the Business on a consolidated basis for such period, and including revenue attributable to the matters set forth on Schedule 11(b), but excluding (without duplication) (a) any net gains or losses from the collection of the proceeds of any insurance policies or settlements, (b) any restoration to income of any excess contingency reserve, except to the extent that provision for such reserve was made out of income accrued during the Earnout Measurement Period or other applicable period, (c) any increase in any contingency reserve, except to the extent that such increase is unrelated to matters occurring prior to the Earnout Measurement Period or other applicable period, (d) any income or gain or loss during such period from (i) any prior period adjustments resulting from any change in accounting principles in accordance with GAAP or (ii) any discontinued operations or disposition thereof, (e) any gains or losses resulting from the retirement or extinguishment of Debt or the acquisition of any securities, (f) any write-offs of, or any increases in the Inventory Reserve or other reserves related to, inventory included within the Acquired Assets and any expenses or losses arising out of or relating to the Inventory Reserve Shortfall Amount; in each case, as determined in accordance with the Earnout Accounting Principles, and (g) any expenses or losses arising out of or relating to the Transactions (including expenses or losses arising out of or relating to the matters set forth on Schedule 11(b)). If the Business engages in a subsequent acquisition, joint venture, disposition or similar transaction prior to the end of the Earnout Measurement Period or other applicable period, then Net Income will be calculated without giving effect to any of the preceding items to the extent generated by or resulting from such acquisition, joint venture, disposition or similar transaction (or the business acquired thereby).
“New Contract” has the meaning set forth in Section 4.9(a).
“Nonassignable Asset” has the meaning set forth in Section 1.14(a).
“Non-Prime Inventory” means Acquired Inventory on hand on the Closing Date that (a) is not sold or liquidated, (b) is written down in value or (c) is sold or liquidated for less than cost, in each case, within the Earnout Period.
“Objections Statement” has the meaning set forth in Section 1.8(b).
“OFAC” means the US Treasury Department Office of Foreign Assets Control.
“Offer Contingencies” has the meaning set forth in Section 9.1(a).
“One Year Closing Anniversary Date” has the meaning set forth in Section 9.2(a).
“Open Source Software” means any Software that is licensed pursuant to: (i) any license that is a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); (ii) any license to Software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation; or (iii) any Reciprocal License, in each case whether or not source code is available or included in such license.
“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.
“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice.
“Organizational Documents” means (a) any certificate or articles of incorporation, bylaws, certificate or articles of formation, operating agreement or partnership agreement, memorandum of association, or articles of association, (b) any documents comparable to those described in clause (a) as may be applicable pursuant to any Law and (c) any amendment or modification to any of the foregoing.
“Outside Date” has the meaning set forth in Section 10.1(b).
“Owned Real Property” means all land, together with all buildings, structures, Improvements and fixtures located thereon, including all electrical, mechanical, plumbing and other building systems, fire protection, security and surveillance systems, telecommunications, computer, wiring, and cable installations, utility installations, water distribution systems, and landscaping, together with all easements and other rights and interests appurtenant thereto (including air, oil, gas, mineral, and water rights), owned by Seller or any of its Affiliates and listed on Schedule 1.2(d) or owned by any Acquired Company.
“Party” has the meaning set forth in the preface.
“Patents” has the meaning set forth in Section 3.13(c).
“Payoff Letters” has the meaning set forth in Section 1.16(l).
“PCBs” has the meaning set forth in Section 3.20(d).
“Permit” means any foreign or domestic license, import license, export license, franchise, Consent, permit, certificate, certification, certificate of occupancy, certificate of need, approval, registration, accreditation or Order issued by any Person.
“Permitted Lien” means (a) Liens for Taxes not yet due or payable or for Taxes that the Seller Entities or the Acquired Companies are contesting in good faith through appropriate Proceedings in a timely manner, in each case for which adequate reserves have been established and shown on the Most Recent Balance Sheet, (b) statutory Liens of landlords, carriers, warehousemen, workmen, repairmen, mechanics, materialmen and similar Liens arising by operation of Law in the Ordinary Course of Business, for amounts that are not yet delinquent or are being contested in good faith, (c) restrictions, easements, covenants, reservations, rights of way or similar matters of record with respect to the Real Property of record which are not violated in any material respect and which do not have a material adverse effect on the use or occupancy of the Real Property or the operation of the Business thereon, (d) applicable zoning ordinances, restrictions, prohibitions and other requirements imposed by any Governmental Body having jurisdiction over the Real Property which are not violated in any material respect and which do not have a material adverse effect on the use or occupancy of the Real Property or the operation of the Business thereon, and (e) other imperfections of title or Liens, if any, that do not and would not reasonably be expected to materially detract from the use or value of the property.
“Person” means any individual, Business Entity or Governmental Body.
“Personal Data” has the same meaning as the term “personal data,” “personal information,” “personally identifiable information”, “sensitive personal information”, or similar terms under applicable data privacy, data security, and data protection Laws.
“Post-Closing Business Financial Statements” has the meaning set forth in Section 1.10(d).
“Post-Closing Interim Period” means the period beginning on the first calendar day of the first calendar month beginning after the Closing Date and ending on the last day of the year during which the Closing Date occurs.
“Post-Closing Protected Period” shall mean the following: (a) for Continuing Employees who were eligible immediately prior to the Closing Date for benefits under the Seller Severance Plans described in Section 3.17(a) of the Disclosure Schedule entitled “Cree Severance Plan – Exempt Employees” or “Cree Severance Plan – Nonexempt Employees,” the [****] period following the Closing Date, and (b) for Continuing Employees who were eligible immediately prior to the Closing Date for benefits under the Seller Severance Plan described in Section 3.17(a) of the Disclosure Schedule entitled “Cree Severance Plan – Vice President Level,” the [****] period following the Closing Date.
“Pre-Closing Covenants” has the meaning set forth in Section 7.1.
“Pre-Closing Employment Liabilities” has the meaning set forth in Section 1.4(b)(iii).
“Pre-Closing Occurrences” has the meaning set forth in Section 5.6.
“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date.
“Pre-Closing Taxes” means any Taxes imposed on or with respect to the Acquired Companies for any Pre-Closing Tax Period. For purposes of the foregoing, in the case of any Straddle Period, (a) the amount of sales or use taxes, value added taxes, employment taxes, withholding taxes, and any Taxes based on or measured by income, receipts or profits imposed on or with respect to any Acquired Company for the Pre-Closing Tax Period shall be determined based upon an interim closing of the books as of the close of business on the Closing Date, provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period beginning on the day after the Closing Date in proportion to the number of days in each such portion, and (b) the amount of any other Tax imposed on or with respect to any Acquired Company for the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of such Straddle Period ending on the Closing Date and the denominator of which is the numbers of days in such Straddle Period.
“Preliminary Purchase Price Allocation” has the meaning set forth in Section 1.13.
“Proceeding” means any action, audit, lawsuit, litigation, investigation or arbitration (in each case, whether civil, criminal or administrative) pending by or before any Governmental Body or arbitrator.
“Prohibited Transaction” has the meaning set forth in ERISA Section 406 and Code Section 4975.
“Purchase Price” has the meaning set forth in Section 1.5.
“Purchase Price Allocation Dispute Notice” has the meaning set forth in Section 1.13.
“Purchase Price Allocation Dispute Period” has the meaning set forth in Section 1.13.
“Purchased Interests” has the meaning set forth in the recitals to this Agreement.
“Quarter” has the meaning set forth in Section 1.10(b).
“Real Estate License Agreement” has the meaning set forth in Section 1.16(g).
“Real Property” means the Leased Real Property and the Owned Real Property.
“Reciprocal License” means a license of an item of Software (the “Reciprocally Licensed Software”) that requires or that conditions any rights granted in such license upon: (a) the disclosure, distribution or licensing of any other Software (other than such item of Reciprocally Licensed Software as provided by a third party in its unmodified form); (b) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Reciprocally Licensed Software in its unmodified form) be at no charge; (c) a requirement that any other licensee of such Reciprocally Licensed Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any other Software; (d) a requirement that any other Software be redistributable by other licensees of such Reciprocally Licensed Software; or (e) the grant of any patent rights (other than patent rights in such item of Reciprocally Licensed Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Reciprocally Licensed Software).
“Release” means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the indoor or outdoor environment, including the movement of any Hazardous Substance through or in the air, soil, surface water, ground water or property.
“Released Claims” shall have the meaning set forth in Section 5.14.
“Released Parties” shall have the meaning set forth in Section 5.14.
“Releasors” shall have the meaning set forth in Section 5.14.
“Remaining Award” has the meaning set forth in Section 9.2(b).
“Restricted Cash” means all Cash of the Acquired Companies held in escrow or as a security or other deposit held for or on behalf of a customer or deposited with a customer, or if usage of, or access to, such Cash is restricted by applicable Law, Contract or otherwise, and/or if such Cash is not domiciled in the United States of America or Canada or is domiciled in the United States of America or Canada, but is restricted from use by any Acquired Company, then including the amount of the fees, costs, expenses, interest, penalties, reductions, withholdings, and/or Taxes or other levies imposed on with respect to, and/or related to, the distributing, and/or transferring of such Cash to, and/or removing any restrictions and/or limitations on, the use of such Cash in, the United States of America.
“Retained Liabilities” has the meaning set forth in Section 1.4(b).
“Sanctioned Country” means any country or region that is, or has been in the last five (5) years, the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region of Ukraine).
“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Sanctions Laws, including: (a) any Person listed on any applicable U.S. or non-U.S. sanctions or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List; (b) any entity that is, in the aggregate, 50 percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a); or (c) any national of a Sanctioned Country.
“Sanctions Laws” means all U.S. and non-U.S. Laws and regulations relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC and the U.S. Department of State) or the United Nations Security Council.
“Second Earnout Payment” has the meaning set forth in Section 1.7(c)(i).
“Securities Act” means the Securities Act of 1933, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.
“Seller” has the meaning set forth in the preface.
“Seller Confidentiality Agreement” means confidentiality, non-disclosure or other similar agreement executed by an Alternate Bidder in connection with the consideration of a possible Acquisition Proposal.
“Seller Counsel” has the meaning set forth in Section 12.20(a).
“Seller Credit Facility” means Seller’s credit facility under that certain Credit Agreement, dated January 9, 2015, by and between Seller, Wells Fargo Bank, National Association, as administrative agent and lender, E-conolight, as guarantor, and the other lenders party thereto, as amended.
“Seller Entity” means each of Seller, any of its direct or indirect Subsidiaries and any Affiliate of any of the foregoing that (a) owns, leases, licenses, uses or has the right to use any of the Acquired Assets or (b) owns any of the issued and outstanding shares of capital stock, membership interests or other equity interests of any Acquired Company; provided, however, that no Acquired Company shall be considered a Seller Entity for purposes of this Agreement or any Ancillary Agreement.
“Seller Fundamental Representations” has the meaning set forth in Section 7.1.
“Seller Group” has the meaning set forth in Section 5.3(b).
“Seller Indemnitees” has the meaning set forth in Section 7.3(a).
“Seller Severance Plans” has the meaning set forth in Section 9.3(a).
“Shared Contract” means any Contract pursuant to which a Person other than a Seller Entity provides assets, services, rights or benefits to one or more of the Seller Entities in respect of (a) the Business and (b) one or more other businesses of any Seller Entity.
“Software” means computer software programs (and all enhancements, versions, releases, and updates thereto), including software compilations, software tool sets, compilers, higher level or “proprietary” languages and all related programming and user documentation, whether in source code, object code or human readable form, or any translation or modification thereof that substantially preserves its original identity.
“Straddle Period” has the meaning set forth in Section 8.2(b).
“Straddle Period Returns” has the meaning set forth in Section 8.3(b).
“Subsidiary” means, with respect to any Person, any Business Entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a limited liability company, partnership, association, or other Business Entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any manager, management board, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.
“Supply Agreement” has the meaning set forth in Section 1.16(j).
“Target EBITDA” means the amount specified in Schedule 11(c), or such other amount as Seller and Buyer negotiate in good faith in the event of a Business Change of Control Acceleration Event, a Buyer Change of Control Acceleration Event, or a Bankruptcy Acceleration Event.
“Tax” or “Taxes” means any federal, state, provincial, territorial, local, or foreign income, gross receipts, license, payroll, employment, excise, escheat, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, unclaimed property, alternative or add-on minimum, estimated, or other tax, assessment or levy of any kind whatsoever imposed by any Governmental Body, including any interest, penalty, or addition thereto, whether disputed or not.
“Tax Attribute” has the meaning set forth in Section 3.11.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Third Earnout Payment” has the meaning set forth in Section 1.7(c)(i).
“Third Party Claim” has the meaning set forth in Section 7.6(a).
“Threshold” has the meaning set forth in Section 7.4(a).
“Title Insurance Policy” means an ALTA 2006 Form of Owner’s Policy of Title Insurance insuring Buyer’s fee ownership of each parcel of Owned Real Property, in the amount of the fair market or appraised value thereof, subject only to Permitted Liens, and including such endorsements as Buyer may require, including extended coverage, zoning (ALTA 3.1 plus parking and loading docks), owner’s comprehensive (ALTA 9.2), access, tax parcel, same as survey, subdivision, location, utility facility, environmental lien, waiver of arbitration, and contiguity.
“Trade Secrets” means trade secrets and confidential business information, including ideas, recipes, formulas, compositions, processes, techniques, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, research and development information, improvements, software, drawings, specifications, designs, plans, proposals, proprietary data, proprietary databases, technical data, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists, information that derives economic value from not being generally known, and any other information that would constitute a trade secret as defined in the Uniform Trade Secrets Act and under corresponding foreign statutory Law and common law. “Trade Secrets” shall not include any Patents.
“Trademarks” has the meaning set forth in Section 3.13(c).
“Transaction Expenses” means any and all (a) legal, accounting, tax, financial advisory, environmental consultants and other professional or transaction related costs, fees and expenses incurred by any Seller Entity or Acquired Company in connection with this Agreement or in investigating, pursuing or completing the Transactions (including any amounts owed to any consultants, auditors, accountants, attorneys, brokers or investment bankers); (b) payments, bonuses or severance which become due or are otherwise required to be made as a result of or in connection with the Transactions or as a result of any change of control or other similar provisions, including pursuant to any retention agreements; (c) the employer portion of any payroll, employment or other Taxes, if any, required to be paid by Buyer (on behalf of any Seller Entity or any Acquired Company) or any Seller Entity or any Acquired Company with respect to the amounts described in clauses (a) and (b) above; and (d) the forgiveness of any loans or other obligations owed by any Seller Entity, Acquired Company or any employees in connection with the Transactions.
“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements.
“Transfer Legislation” means the UK Transfer of Undertakings (Protection of Employment) Regulations 2006, as amended and any applicable local equivalent Law.
“Transfer Taxes” has the meaning set forth in Section 8.2(a).
“Transferred Employee” has the meaning set forth in Section 9.1(a).
“Transition Services Agreement” means the Transition Services Agreement dated the date hereof between Buyer and Seller.
“UAE Subsidiary” has the meaning set forth in Section 1.16(b).
“Union” has the meaning set forth in Section 3.17(c).
“Upper Working Capital Collar” has the meaning set forth on Schedule 11(d).
“WARN” has the meaning set forth in Section 3.17(g).
“Willful Breach” means a material breach of this Agreement that is a consequence of an act or a failure to act of an officer of the Party taking such act or failing to take such act with the actual knowledge or intention that the taking of such act or the failure to take such act would cause, or would reasonably be expected to cause, the failure of the Transactions to be consummated. Without limiting the foregoing, a failure of a Party to consummate the Transactions when required pursuant to the terms of this Agreement (regardless of the reason therefor) and, in the case of Buyer, regardless of whether Buyer has obtained or received the proceeds of the Debt Financing, shall be deemed a “Willful Breach”.
“Wolfspeed Business” means, individually and collectively, the businesses of developing, designing, producing, marketing, promoting, packaging, distributing, licensing, selling and providing services with respect to (a) components, devices and other products based on wide bandgap semiconductor materials, including silicon carbide (“SiC”) and gallium nitride (“GaN”), as well as modules and other assemblies incorporating the same, in each case, used for power conversion or power management, (b) components, devices and other products based on wide bandgap semiconductor materials, including SiC and GaN, that operate at various frequencies, as well as modules and other assemblies incorporating the same, in each case, used in radio-frequency applications and (c) conductive and semi-insulating SiC substrates and wafers, including bare wafers and wafers with SiC or GaN epitaxial films; in each case including for use in the Business or the LED Chip/Components Business.
“Working Capital” means (a) the consolidated current assets of the Business (as set forth on Schedule 1.12(a)) minus (b) the consolidated current liabilities of the Business (as set forth on Schedule 1.12(a)), in each case calculated (i) in accordance with the Working Capital Accounting Principles; (ii) in a manner consistent with the line items specified on, and subject to the adjustments set forth in, Schedule 1.12(a); and excluding the matters described as exclusions in Schedule 1.12(a).
“Working Capital Amount” means the Working Capital determined as of the close of Seller’s business on the day immediately prior to the Closing Date.
“Working Capital Deficit” means the amount, if any, by which the Lower Working Capital Collar exceeds the Working Capital Amount.
“Working Capital Surplus” means the amount, if any, by which the Working Capital Amount exceeds the Upper Working Capital Collar.
“Working Capital Target” has the meaning set forth on Schedule 11(d).
“Year 1” means the first full calendar year that begins after the Closing Date.
“Year 2” means the second full calendar year that begins after the Closing Date.
ARTICLE 12

MISCELLANEOUS
12.1    Press Releases and Public Announcements. Each Party agrees not to issue any press release or make any other public announcement relating to this Agreement or the other Ancillary Agreements without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed, except that, notwithstanding the confidentiality obligations set forth in Section 5.3, each Party reserves the right, without the other Party’s prior consent, to make any public disclosure (a) it believes in good faith after consultation with legal counsel is required by applicable securities Laws or securities listing standards, including the filing of this Agreement or any Ancillary Agreement with the Securities and Exchange Commission (in which case the disclosing Party shall advise the other Party prior to making such disclosure) or (b) that is substantially similar to disclosure that has previously been made by either Party in compliance with the terms of this Section 12.1. Prior to Closing, the Parties will consult with each other concerning the means by which any employee, customer or supplier of a Seller Entity or Acquired Company or any other Person having any business relationship with a Seller Entity or Acquired Company will be informed of the Transactions. For the avoidance of doubt, after the Closing each Party shall be permitted to issue press releases, make public announcements and communicate with its employees, customers and suppliers without the consent or participation of the other Party.
12.2    No Third Party Beneficiaries. Nothing in this Agreement, whether express or implied, shall be construed to give any Person (other than the Parties and their respective successors and permitted assigns) any legal or equitable right, remedy or claim under or in respect of this Agreement or any covenants, conditions or provisions contained herein, as a third party beneficiary or otherwise; provided, that (i) Buyer Indemnitees and Seller Indemnitees who are not otherwise a Party to this Agreement shall be third party beneficiaries of Article 7 of this Agreement; (ii) the Debt Financing Sources are third party beneficiaries of Sections 12.2, 12.8, 12.9, 12.15, 12.16, 12.17 and 12.18 and such Sections shall be enforceable by each Debt Financing Source, their respective Affiliates and their respective successors and permitted assigns; and (iii) Seller Counsel is a third party beneficiary of Section 12.19. Without limiting the generality of the foregoing, for the avoidance of doubt, nothing in Article 9 (whether express or implied) shall be deemed to make any employee (or dependent thereof) of any Seller Entity or Acquired Company a third-party beneficiary to Article 9 or any other provision of this Agreement or any Ancillary Agreement.
12.3    Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.
12.4    Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided, however, that Buyer may (a) assign any or all of its rights and interests under this Agreement to one or more of its Affiliates and designate one or more of its Affiliates to perform its obligations under this Agreement or any Ancillary Agreement (in any or all of which cases Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder and thereunder), (b) assign its rights under this Agreement for collateral security purposes to any lenders providing financing to Buyer or any of its Subsidiaries or Affiliates, or (c) assign its rights under this Agreement to any Person that acquires Buyer or all or substantially all of its assets.
12.5    Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile, portable document format (.PDF) or other means of electronic transmission), each of which shall be deemed an original but all of which together will constitute one and the same instrument.
12.6    Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
12.7    Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (a) when delivered personally to the recipient, (b) when sent by electronic mail (with confirmation of transmission), on the date of transmission to such recipient if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), and addressed to the intended recipient as set forth below:

If to Seller:	Cree, Inc. 4600 Silicon Drive Durham, NC 27703 Attention: Bradley D. Kohn, General Counsel and Corporate Secretary Email: [****]
Copy to: (which copy shall not constitute notice)
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
Wells Fargo Capitol Center
150 Fayetteville Street, Suite 2300
Raleigh, North Carolina 27601
Attention: Gerald F. Roach
Email: groach@smithlaw.com

If to Buyer:	IDEAL Industries, Inc. 1375 Park Ave. Sycamore, IL 60178 Attn: Kevin Lamb Email: [****]
Copy to: (which copy shall not constitute notice)	McDermott Will & Emery LLP 444 West Lake Street Chicago, IL 60606 Attention: Eric Orsic Email: eorsic@mwe.com
Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.
12.8    Governing Law. This Agreement and any claim, controversy or dispute arising out of or related to this Agreement, any of the Transactions, the relationship of the parties, or the interpretation and enforcement of the rights and duties of the Parties, whether arising in contract, tort, equity or otherwise, shall be governed by and construed in accordance with the domestic Laws of the State of Delaware (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute), without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Notwithstanding anything to the contrary in the foregoing, each of the Parties hereto agrees that, except as specifically set forth in the Debt Commitment Letters, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources in any way relating to the Debt Commitment Letters or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.
12.9    Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Notwithstanding anything to the contrary in the foregoing, none of Sections 12.2, 12.8, 12.9, 12.15, 12.16, 12.17 or 12.18 may be amended, restated, supplemented or modified in any matter adverse to a Debt Financing Source without the prior written consent of such Debt Financing Source.
12.10    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.
12.11    Expenses. Except as otherwise provided in this Agreement, each Party will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the Transactions (it being understood that all Transaction Expenses shall be the responsibility of Seller); provided, however, that Buyer and Seller shall each be responsible for 50% of any Transfer Taxes.
12.12    Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation. The word “or” means “and/or,” unless the context requires otherwise. All references to a Seller Entity or the Seller Entities shall be interpreted to mean both (a) the Seller Entities as a whole, as well as (b) each Seller Entity individually. All references to an Acquired Company or the Acquired Companies shall be interpreted to mean both (i) the Acquired Companies as a whole, as well as (ii) each Acquired Company individually. Except as set forth in the Disclosure Schedule with respect to particular documents or materials, the phrases “provided to Buyer”, “made available to Buyer,” “delivered to Buyer” and any other similar phrases as used in this Agreement shall mean that the subject documents or materials were posted to the “Project Hawk” data room at merrillcorp.com established by the Seller (the “Dataroom”) or its agents at least two (2) Business Days prior to the date of this Agreement or, with respect to matters arising following such date, on or before the Closing Date.
12.13    Incorporation of Exhibits and Disclosure Schedule. The Exhibits and Disclosure Schedule identified in this Agreement are incorporated herein by reference and made a part hereof.
12.14    Disclaimer.
(a)    Except for the representations and warranties expressly set forth in Article 3 (as modified by the Disclosure Schedule), in any certificate delivered pursuant to this Agreement, neither Seller nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller, including any representation or warranty as to the (i) accuracy or completeness of any information regarding the Business, the Acquired Assets or the Assumed Liabilities provided, furnished, made available or otherwise disclosed to Buyer and its Representatives (including any information, documents or materials made available to Buyer in the “Project Hawk” data room at merrillcorp.com, management presentations or in any other form in expectation of the Transactions) or as to the future revenue, projections, prospects, profitability or success of the Business (collectively, the “Evaluation Materials”), (ii) the Acquired Assets or the Assumed Liabilities, including warranties of fitness for a particular use, warranties of merchantability, warranties of non-infringement and strict liability rights, all of which are hereby unconditionally and irrevocably waived by Buyer, or (iii) any other representation or warranty arising from statute or otherwise in Law, and Seller expressly disclaims any and all such representations or warranties (and, to the extent applicable, any and all Liability therefor), other than those representations and warranties expressly set forth in Article 3 (as modified by the Disclosure Schedule) or in any certificate delivered pursuant to this Agreement.
(b)    Buyer acknowledges and agrees that (i) in making its decision to enter into this Agreement and to consummate the Transactions, Buyer has relied solely upon its own investigation and the express representations and warranties of Seller set forth in Article 3 (as modified by the Disclosure Schedule), any certificate delivered pursuant to this Agreement and any covenants or agreements set forth in this Agreement; (ii) neither Seller nor any other Person has made any representation or warranty as to Seller, any Affiliate of Seller, the Business, the Existing Business Products, the Acquired Assets, the Assumed Liabilities or the accuracy or completeness of the Evaluation Materials, except as expressly set forth in Article 3 (as modified by the Disclosure Schedule) or any certificate delivered pursuant to this Agreement; (iii) except as specifically and expressly provided in the representations and warranties of Seller set forth in Article 3 (as modified by the Disclosure Schedule) or any certificate delivered pursuant to this Agreement, that the Acquired Assets and the Assumed Liabilities are being transferred on an “as is, where is” basis “with all faults”; and (iv) except as expressly set forth in the representations and warranties set forth in this Agreement or any certificate delivered pursuant to this Agreement, neither Seller nor any other Period shall have any Liability whatsoever relating to or resulting from the use of the Evaluation Materials.
12.15    Specific Performance. The Parties hereby acknowledge and agree that irreparable injury for which monetary damages, even if available, would not be an adequate remedy would occur if any Party fails to perform its agreements and covenants set forth hereunder, including its failure to take all actions necessary to consummate the Transactions in accordance with the terms of this Agreement, and that the Parties shall be entitled to specific performance in such event (in addition to any other remedy at law or in equity, including injunctive relief). The right to specific performance shall include the right to cause the other Party or Parties to cause the Transactions to be consummated on the terms and subject to the conditions and obligations set forth in this Agreement. It is accordingly agreed that, in addition to and without limiting any other remedy or right it may have, each Party shall be entitled to seek an injunction or other equitable relief in any court of competent jurisdiction, without any necessity of proving damages or any requirement for the posting of a bond or other security, enjoining any such breach or threatened breach by the other Party, and enforcing specifically the terms and provisions of the Agreement. The Parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide adequate remedy. Each of the Parties acknowledges and agrees that the right to specific performance and the other relief contemplated herein is an integral part of the Transactions and without such right, none of the Parties would have entered into this Agreement.
12.16    No Recourse. Subject to the rights of the parties to the Debt Commitment Letters under the terms thereof, none of the Parties, nor any of their respective Affiliates, solely in their respective capacities as parties to this Agreement, shall have any rights or claims against any Debt Financing Source, solely in their respective capacities as lenders, arrangers, investors or initial purchasers in connection with the Debt Financing, whether at law or equity, in contract in tort or otherwise.
12.17    Disclosure Schedule. The Disclosure Schedule and all other Schedules and Exhibits referred to herein are intended to be and hereby are specifically made a part of this Agreement. Matters reflected on the Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected therein and the inclusion of such matters shall not be deemed an admission that such matters were required to be reflected on the Disclosure Schedule. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. The sections of the Disclosure Schedule have been arranged for purposes of convenience in separately titled sections corresponding to the Sections of this Agreement; provided, however, each section of the Disclosure Schedule shall be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedule to the extent it is reasonably apparent on the face of such disclosure that the disclosure of such matter is applicable to such other section(s) of the Disclosure Schedule.
12.18    Waiver of Jury Trial. EACH OF THE PARTIES WAIVES THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION (INCLUDING ANY CLAIM OR CAUSE OF ACTION INVOLVING ANY OF THE DEBT FINANCING SOURCES UNDER THE DEBT FINANCING) BASED UPON OR ARISING OUT OR RELATED TO THIS AGREEMENT IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY OF THE PARTIES AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.
12.19    Exclusive Venue. THE PARTIES AGREE THAT ALL DISPUTES, LEGAL ACTIONS, SUITS AND PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT MUST BE BROUGHT EXCLUSIVELY IN THE STATE OR FEDERAL COURTS LOCATED IN NEW CASTLE COUNTY, DELAWARE (COLLECTIVELY THE “DESIGNATED COURTS”). EACH PARTY HEREBY CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE DESIGNATED COURTS. NO LEGAL ACTION, SUIT OR PROCEEDING WITH RESPECT TO THIS AGREEMENT MAY BE BROUGHT IN ANY OTHER FORUM. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL CLAIMS OF IMMUNITY FROM JURISDICTION AND ANY OBJECTION WHICH SUCH PARTY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING IN ANY DESIGNATED COURT, INCLUDING ANY RIGHT TO OBJECT ON THE BASIS THAT ANY DISPUTE, ACTION, SUIT OR PROCEEDING BROUGHT IN THE DESIGNATED COURTS HAS BEEN BROUGHT IN AN IMPROPER OR INCONVENIENT FORUM OR VENUE. EACH OF THE PARTIES ALSO AGREES THAT DELIVERY OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT TO A PARTY HEREOF IN COMPLIANCE WITH SECTION 12.7 OF THIS AGREEMENT SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY ACTION, SUIT OR PROCEEDING IN A DESIGNATED COURT WITH RESPECT TO ANY MATTERS TO WHICH THE PARTIES HAVE SUBMITTED TO JURISDICTION AS SET FORTH ABOVE. Notwithstanding anything to the contrary in the foregoing, each of the Parties hereto agrees that it will not bring or support any action, suit or Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise against any Debt Financing Source or any other Persons party to the Debt Commitment Letter in any way related to this Agreement or any of the Transactions, including any dispute arising out of the Debt Commitment Letter or the performance thereof, in any forum other than any state or federal court sitting in the Borough of Manhattan in the City and State of New York and any appellate court from any of the foregoing.
12.20    Waiver of Conflicts; Privilege.
(a)    Each Party acknowledges and agrees that Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. and other special outside counsel (collectively, “Seller Counsel”) have acted as counsel to the Seller Entities and the Acquired Companies in connection with the negotiation of this Agreement and the Ancillary Agreements. Buyer hereby consents and agrees to, and agrees to cause each Affiliate of Buyer (including each Acquired Company) to consent and agree to, Seller Counsel representing Seller and any of its Affiliates (collectively, the “Seller Parties”) or any director, shareholder, officer, employee or other representative (other than Continuing Employees) of the Seller Parties after the Closing, including with respect to disputes in which the interests of the Seller Parties may be directly adverse to Buyer and its Affiliates (including the Acquired Companies). In connection with the foregoing, Buyer hereby irrevocably waives and agrees not to assert, and agrees to cause each Affiliate of Buyer (including each Acquired Company) to irrevocably waive and not to assert, any conflict of interest arising from (i) Seller Counsel’s prior representation of the Seller Parties, the Acquired Companies or the Business or (ii) Seller Counsel’s representation of the Seller Parties from and after the Closing. Buyer represents that Buyer’s attorney has explained and helped Buyer evaluate the implications and risks of waiving the right to assert a future conflict against Seller Counsel and Buyer’s consent with respect to this waiver is fully informed.
(b)    Buyer further agrees, on behalf of itself and, after the Closing, on behalf of each Affiliate of Buyer (including each Acquired Company), that all pre-Closing communications subject to any attorney-client privilege, attorney work-product protection or other similar protection for the benefit of the Seller Parties, in any form or format whatsoever between or among Seller Counsel, on one hand, and Seller or any Affiliate of Seller (including any Acquired Company), or any of their respective directors, officers, employees or other representatives, on the other hand, solely to the extent related to the negotiation, documentation and consummation of the Transactions or any dispute arising under this Agreement (collectively, the “Privileged Deal Communications”) shall be deemed to be retained and owned collectively by the Seller Parties, shall be controlled by Seller on behalf of the Seller Parties and shall not pass to or be claimed by Buyer or any Affiliate of Buyer (including any Acquired Company).
(c)    Notwithstanding the foregoing, if a dispute arises between Buyer or any Affiliate of Buyer (including any Acquired Company), on the one hand, and a third party other than a Seller Entity on the other hand, Buyer shall, and shall cause its applicable Affiliate to, assert the attorney-client privilege, attorney work-product protection or other similar protection for the benefit of Seller, Buyer and their respective Affiliates to prevent the disclosure of the Privileged Deal Communications to such third party; provided, further, that neither Buyer nor any Affiliate of Buyer (including any Acquired Company) may waive such privilege without the prior written consent of Seller. If Buyer or any Affiliate of Buyer (including any Acquired Company) is legally required by order of any Governmental Body or otherwise to access or obtain a copy of all or a portion of the Privileged Deal Communications following the Closing, Buyer shall as soon as reasonably practicable notify Seller in writing (including by making specific reference to this Section 12.20) so that Seller can seek a protective order, and Buyer agrees to use commercially reasonable efforts, at Seller’s expense, to assist therewith.
(d)    To the extent that files or other materials maintained by Seller Counsel that contain Privileged Deal Communications constitute property of its clients, only the Seller Parties shall hold such property rights and Seller Counsel shall have no duty to reveal or disclose any Privileged Deal Communications contained in such files or other materials or any other Privileged Deal Communications by reason of any attorney-client relationship between Seller Counsel, on the one hand, and any Acquired Company, on the other hand.
(e)    This Section 12.20 is intended for the benefit of, and shall be enforceable by, Seller Counsel. This Section 12.20 shall be irrevocable, and no term of this Section 12.20 may be amended, waived or modified, without the prior written consent of Seller Counsel. This Section 12.20 shall not limit in any manner Section 1.4(a)(iv)
[signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.
BUYER:
IDEAL INDUSTRIES, INC.
/s/ Kevin Lamb_____________________________
By: Kevin Lamb
Title: CFO
SELLER:

CREE, INC.

By:     /s/ Gregg A. Lowe

Name:     Gregg A. Lowe

Title:     President and Chief Executive
Officer